Form 10KSB, Exhibit 13
period 1998-12-31
LIBERTY BANCORP INC /NJ/
filed 1999-03-31
CIK 1057570

EXHIBIT 13

                          ANNUAL REPORT TO STOCKHOLDERS

                 SELECTED CONSOLIDATED FINANCIAL AND OTHER DATA

     The following tables set forth selected consolidated historical financial and other data of Liberty Bancorp, Inc. (the "Company"), or prior to June 30, 1998, Liberty Bank (the "Bank," and formerly "Axia Federal Savings Bank") for the periods and at the dates indicated. The information is derived in part from and should be read in conjunction with the Consolidated Financial Statements and Notes thereto of the Company contained elsewhere herein.

                                                                        At December 31,
                                                         ------------------------------------------------
                                                           1998              1997                 1996
                                                         --------          --------             --------
                                                                        (In Thousands)
Financial Condition Data:

Total assets                                             $260,447          $217,437             $201,574
Loans receivable, net                                     177,877           152,200              130,690
Securities available for sale                              62,735            53,917               59,589
Deposits                                                  223,271           198,363              184,709
Equity capital                                             34,433            16,541               14,812

                                                                    Year Ended December 31,
                                                         ------------------------------------------------
                                                           1998              1997                 1996(1)
                                                         --------          --------             --------
                                                                        (In Thousands)
Operating Data:

Interest income                                          $ 16,014          $ 15,083             $ 13,723
Interest expense                                            9,817             9,004                8,049
                                                         --------          --------             --------
Net interest income                                         6,197             6,079                5,674
Provision for loan losses                                      45               200                   43
                                                         --------          --------             --------
Net interest income after provision for loan losses         6,152             5,879                5,631
                                                         --------          --------             --------
Non-interest income                                           310               442                  351
                                                         --------          --------             --------
Non-interest expense                                        4,307             3,891                5,090(1)
                                                         --------          --------             --------
Income before income taxes                                  2,155             2,430                  892
Income taxes                                                  766               877                  283(1)
                                                         --------          --------             --------
Net income                                               $  1,389          $  1,553             $    609(1)
                                                         ========          ========             ========

----------

(1) Operating data for the year ended December 31, 1996 includes the effect of a one-time Savings Association Insurance Fund ("SAIF") recapitalization assessment of $1.0 million, or $648,000 net of taxes. Excluding this non-recurring assessment, total non-interest expense would have been $4.0 million, income taxes would have totaled $635,000 and net income would have been $1.3 million.

                                        KEY OPERATING RATIOS AND OTHER DATA

                                                                                   At or For The Year
                                                                                    Ended December 31,
                                                                            ---------------------------------
                                                                             1998         1997          1996
                                                                            -------      -------      -------
Selected Ratios:

Performance Ratios:
   Return on assets (ratio of net income to average total assets)......       0.58%        0.73%        0.32%
   Return on equity (ratio of net income to average equity)............       5.44%        9.95%        4.23%
   Average interest rate spread during period..........................       2.05%        2.54%        2.65%
   Net interest margin (net interest income divided by
     average interest-earning assets) .................................       2.63%        2.92%        3.01%
   Operating expenses to average total assets..........................       1.79%        1.84%        2.64%
   Average interest-earning assets to average
     interest-bearing liabilities .....................................     114.02%      108.77%      108.31%

Asset Quality Ratios:
   Non-performing assets to total assets...............................       0.23%        0.49%        0.46%
   Allowance for loan losses to non-performing loans...................     128.25%       77.41%       57.61%
   Allowance for loan losses to loans receivable, net..................       0.43%        0.48%        0.41%

Capital Ratios:
   Equity to total assets at end of period.............................      13.22%        7.61%        7.35%
   Average equity to average assets....................................      10.61%        7.37%        7.47%

Other Data:
   Number of full service customer facilities at end of period.........          4            4            4

----------
(1) Interest rate spread represents the difference between the weighted average yield on average interest-earning assets and the weighted average cost of average interest-bearing liabilities.


                     MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                  FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Forward-Looking Statements

     In addition to historical information, this document contains forward-looking statements. The forward looking statements contained in the following sections are subject to certain risks and uncertainties that could cause actual results to differ materially from those projected in the forward-looking statements. Important factors that might cause such a difference include, but are not limited to, those discussed. Readers should not place undue reliance on these forward-looking statements, as they reflect management's analysis as of the date of this report. The Company has no obligation to update or revise these forward-looking statements to reflect events or circumstances that occur after the date of this report. Readers should carefully review the risk factors described in other documents the Company files from time to time with the SEC, including quarterly reports on Form 10-QSB and current reports filed on Form 8-K.

General

     The Company's primary business activity is the ownership of 100% of the outstanding common stock of the Bank. The Bank's results of operations depend primarily on its net interest income, which is the difference between the income earned on its loan and securities portfolios and the interest expense paid on interest-bearing liabilities. Results of operations are also affected by the Bank's provision for loan losses, fees and service charges on deposits and loans, and gains on sales of securities. The Bank's non-interest expense consists primarily of salaries and employee benefits, occupancy expense, equipment expense, federal deposit insurance premiums, advertising and other expenses. Results of operations are also significantly affected by general economic and competitive conditions, particularly changes in market interest rates, government policies and actions of regulatory authorities.

Management of Market Risk

     General. As with other savings institutions, the Bank's most significant form of market risk is interest rate risk. The Bank's assets, consisting primarily of mortgage loans, have longer maturities than its liabilities, consisting primarily of deposits. As a result, a principal part of the Bank's business strategy is to manage interest rate risk and manage the exposure of the Bank's net interest income to changes in market interest rates. Accordingly, the Board of Directors has established an Asset/Liability Management Committee which is responsible for evaluating the interest rate risk inherent in the Bank's assets and liabilities, determining the level of risk that is appropriate given the Bank's business strategy, operating environment, capital, liquidity and performance objectives, and managing this risk consistent with the guidelines approved by the Board of Directors. The Asset/Liability Management Committee consists of senior management operating under a policy adopted by the Board of Directors and meets at least quarterly to review the Bank's asset/liability policies and interest rate risk position.

     The Bank has pursued the following strategies to manage interest rate risk:
(1) originating one- to- four family adjustable rate mortgage ("ARM") loans, (2) purchasing adjustable rate mortgage-backed securities guaranteed by Fannie Mae, Freddie Mac or GNMA, (3) increasing adjustable rate home equity lending and fixed-rate home equity lending with maturities of five years or less, and (4) investing in shorter-term securities which generally have lower yields compared to longer term investments, but which better position the Bank to reinvest its assets if market interest rates increase.

     The Bank's current investment strategy is to maintain a securities portfolio that provides a source of liquidity and that contributes to the Bank's overall profitability and asset mix within given quality and maturity considerations. The securities portfolio consists primarily of U.S. Treasury, Federal Government and government sponsored corporation securities. All of the Bank's investment securities and mortgage-backed securities, other than Federal Home Loan Bank ("FHLB") stock, are classified as available for sale to provide management with the flexibility to make adjustments to the portfolio in the event of changes in interest rates, to fulfill unanticipated liquidity needs, or to take advantage of alternative investment opportunities.

     Net Portfolio Value. In past years, the Bank measured interest rate sensitivity by computing the "gap" between the assets and liabilities which were expected to mature or reprice within certain time periods, based on assumptions regarding loan prepayment and deposit decay rates formerly provided by the Office of Thrift Supervision (the "OTS"). However, the OTS now requires the computation of amounts by which the net present value of an institution's cash flow from assets, liabilities and off balance sheet items (the institution's net portfolio value or "NPV") would change in the event of a range of assumed changes in market interest rates. These computations estimate the effect on an institution's NPV from instantaneous and permanent 1% to 4% (100 to 400 basis point) increases and decreases in market interest rates.

     The following table presents the Bank's NPV at December 31, 1998, as calculated by the OTS, which is based upon quarterly information that the Bank provided voluntarily to the OTS.

                        Percentage Change in Net Portfolio Value
       --------------------------------------------------------------------
          Changes                       Board
         in Market       Projected      Policy     Estimated      Amount of
       Interest Rates     Change(1)   Guidelines     NPV          Change
       --------------    ----------   ----------   ---------      ---------
       (basis points)           (Dollars in Thousands)

            400            (56)%        (75)%     $ 11,614       $(14,761)
            300            (38)%        (50)%       16,306        (10,069)
            200            (23)%        (38)%       20,405         (5,970)
            100            (10)%        (19)%       23,794         (2,581)
              0                          --         26,375
           (100)             7%          15%        28,231          1,856
           (200)            12%          25%        29,466          3,091
           (300)            19%          50%        31,357          4,982
           (400)            26%         100%        33,163          6,788

----------

(1) Calculated as the amount of change in the estimated NPV divided by the estimated NPV assuming no change in interest rates.

     Certain shortcomings are inherent in the methodology used in the above interest rate risk measurement. Modeling changes in NPV requires making certain assumptions which may or may not reflect the manner in which actual yields and costs respond to changes in market interest rates. In this regard, the NPV table presented assumes that the composition of the Bank's interest sensitive assets and liabilities existing at the beginning of a period remain constant over the period being measured and assumes that a particular change in interest rates is reflected uniformly across the yield curve regardless of the duration or repricing of specific assets and liabilities. Accordingly, although the NPV table provides an indication of the Bank's interest rate risk exposure at a particular point in time, such measurements are not intended to and do not provide a precise forecast of the effect of changes in market interest rates on the Bank's net interest income, and will differ from actual results. Additionally, the guidelines established by the Board of Directors are not strict limitations. While a goal of the Asset/Liability Management Committee and the Board of Directors is to limit projected NPV changes within the Board's guidelines, the Bank will not necessarily limit projected changes in NPV if the required action would present disproportionate risk to the Bank's continued profitability.

Comparison of Financial Condition

     Assets. Total assets for the year ended December 31, 1998 increased by $43 million, or 19.8%, to $260.4 million from $217.4 million. The increase resulted primarily from an increase of $25.6 million, or 16.8%, in loans receivable to $177.8 million at December 31, 1998 from $152.2 million at December 31, 1997. The Bank also added $8.8 million, or 16.4%, to it portfolio of securities available for sale, including mortgage backed securities, growing this portfolio to $62.7 million at December 31, 1998 from $53.9 million at December 31, 1997. Cash and cash equivalents increased by $7.9 million, or 133.90%, to 13.8 million at December 31, 1998 from $5.9 million at December 31, 1997.

     Liabilities. Total liabilities for the year ended December 31, 1998 increased by $25.1 million, or 12.5%, to $226 million from $200.8 million. This increase was primarily due to an increase of $24.9 million in the Bank's deposits.

     Total Equity. Total equity as of the year ended December 31, 1998 increased by $17.9 million, or 108.4%, to $34.4 million from $16.5 million. The increase in total equity was due to the receipt of $16.3 million from the Bank's mutual holding company reorganization and the Company's offering of common stock, which was completed on June 30, 1998.

Analysis of Results of Operations

     Net Interest Income. Net interest income represents the difference between income on interest-earning assets and expense on interest-bearing liabilities. Net interest income depends on the interest yield on interest-earning assets and the interest paid on interest-bearing liabilities, as well as the relative amounts of interest-earning assets and interest-bearing liabilities.

     The following table sets forth certain information relating to the Bank at December 31, 1998, and for the years ended December 31, 1997, 1997 and 1996. For the periods indicated, the total dollar amount of interest income from average interest-earning assets and the resultant yields, as well as the interest expense on average interest-bearing liabilities and the resultant cost, is expressed both in dollars and rates. No tax equivalent adjustments were made. All average balances are monthly averages.

                                                                                             Years Ended December 31,
                                           ----------------------------------------------------------------------------------
                                                           1998                                        1997
                                           ------------------------------------       ---------------------------------------
                                           Average                       Yield/       Average                         Yield/
                                           Balance        Interest       Cost         Balance        Interest         Cost
                                           -------        --------       ------       --------       --------       ---------
                                                                      (Dollars in Thousands)
Interest-earning assets:
  Loans receivable (1)(2) ..............   $164,067       $ 12,218        7.46%       $144,513       $ 10,944           7.57%
  Mortgage-backed securities ...........     52,406          2,681        5.23          53,333          3,536           6.63
  Investment securities ................        915             59        6.45           3,126            197           6.30
  Other interest-earning assets ........     18,264          1,035        5.66           7,086            406           5.73
                                           --------       --------                    --------       --------
Total interest-earning assets ..........    235,652         16,014        6.80         208,058         15,083           7.25
                                                          --------                                   --------
Non-interest earning assets ............      4,888                                      3,572
                                           --------                                   --------
Total assets ...........................   $240,540                                   $211,630
                                           ========                                   ========

Interest-bearing liabilities:
  Interest bearing deposits
    Demand .............................   $ 12,049            220        1.83        $ 12,358            244           1.97
    Savings and club ...................     47,914          1,464        3.06          44,803          1,346           3.00
    Certificates of deposit ............    146,704          8,133        5.54         132,467          7,318           5.52
  Borrowed funds .......................         --             --                       1,663             96           5.77
                                           --------       --------                    --------       --------
Total interest-bearing liabilities .....    206,667          9,817        4.75         191,291          9,004           4.71
                                                          --------                                   --------
Non-interest bearing liabilities .......      8,348                                      4,734
Stockholders' equity ...................     25,525                                     15,605
                                           --------                                   --------
Total liabilities and retained earnings    $240,540                                   $211,630
                                           ========                                   ========

Net interest income ....................                  $  6,197                                   $  6,079
                                                          ========                                   ========


Net interest rate spread ...............                                  2.05%                                         2.54%
                                                                          ====                                          ====


Net yield on average interest-earning
  assets ...............................                                  2.63%                                         2.92%
                                                                          ====                                          ====

Ratio of average interest-earning assets
  to interest-bearing liabilities ......       1.14x                                      1.09x
                                           ========                                   ========




                                            -----------------------------------
                                                          1996
                                            -----------------------------------
                                             Average                    Yield/
                                             Balance       Interest      Cost
                                            --------       --------    --------
                                                   (Dollars in Thousands)
Interest-earning assets:
  Loans receivable (1)(2) ..............    $117,720       $  9,067        7.70%
  Mortgage-backed securities ...........      61,131          4,037        6.60
  Investment securities ................       3,264            249        7.63
  Other interest-earning assets ........       6,602            371        5.62
                                            --------       --------    --------
Total interest-earning assets ..........     188,717         13,724        7.27
                                            --------       --------    --------
Non-interest earning assets ............       3,855
                                            --------
Total assets ...........................    $192,572
                                            ========

Interest-bearing liabilities:
  Interest bearing deposits
    Demand .............................    $ 12,453            290        2.33
    Savings and club ...................      44,426          1,312        2.95
    Certificates of deposit ............     117,347          6,446        5.49
  Borrowed funds .......................          12              1        5.49
                                            --------       --------    --------
Total interest-bearing liabilities .....     174,238          8,049        4.62
                                            --------       --------    --------
Non-interest bearing liabilities .......       3,943
Stockholders' equity ...................      14,391
                                            --------
Total liabilities and retained earnings     $192,572
                                            ========

Net interest income ....................                   $  5,675
                                                           ========

Net interest rate spread ...............                                  2.65%
                                                                       ========

Net yield on average interest-earning
  assets ...............................                                   3.01%
                                                                       ========
Ratio of average interest-earning assets
  to interest-bearing liabilities ......       1.08x
                                            ========

----------
(1)  Calculated net of deferred loan fees and discounts and loans in process.
(2)  Includes non-accrual loans.

     The table below sets forth information regarding changes in the Bank's interest income and interest expense for the periods indicated. For each category of interest-earning assets and interest-bearing liabilities, information is provided on changes attributable to (i) changes in volume (changes in volume multiplied by old rate) and (ii) changes in rate (changes in rate multiplied by old volume). Changes attributable to both rate and volume, which cannot be segregated, have been allocated proportionately to the change due to volume and the change due to rate.

                                                               Year Ended                                   Year Ended
                                                 December 31, 1997 vs December 31, 1998       December 31, 1997 vs December 31, 1996
                                                           Increase (Decrease)                          Increase (Decrease)
                                                                 Due to                                       Due to
                                                 --------------------------------------       --------------------------------------
                                                  Volume          Rate          Total         Volume           Rate          Total
                                                 -------          ----          -----         ------           ----          -----
                                                                                  (In Thousands)
Interest income:
  Loans receivable .......................       $ 1,456        $  (161)       $ 1,295        $ 2,032        $  (155)       $ 1,877
  Investment securities, available
    for sale .............................          (198)          (795)          (993)           (10)           (42)           (52)
  Other interest-earning assets ..........           633             (4)           629             28              7             35
                                                 -------        -------        -------        -------        -------        -------
         Total interest income ...........         1,891           (960)           931          1,531           (172)         1,359
                                                 -------        -------        -------        -------        -------        -------
Interest expense:
 Interest-bearing demand .................            (6)           (18)           (24)            (2)           (44)           (46)
 Savings and club accounts ...............            95             23            118             11             23             34
 Certificates of deposit .................           789             26            815            837             35            872
 Borrowed funds ..........................           (96)            --            (96)            95             --             95
                                                 -------        -------        -------        -------        -------        -------
         Total interest expense ..........           782             31            813            941             14            955
                                                 -------        -------        -------        -------        -------        -------

Change in interest income ................       $ 1,109        $  (991)       $   118        $   590        $  (186)       $   404
                                                 =======        =======        =======        =======        =======        =======

Comparison of Operating Results

     General. The Bank's net income depends primarily on its level of net interest income, which is the difference between interest earned on the Bank's interest-earning assets, consisting primarily of one-to-four family mortgage loans, mortgage-backed securities, home equity loans, commercial real estate loans, multi-family real estate loans, and investment securities, and the interest paid on interest-bearing liabilities, consisting primarily of deposits. Net interest income is affected primarily by (i) the Bank's interest rate spread, which is the difference between the average yield earned on interest-earning assets and the average rate paid on interest-bearing liabilities, and by (ii) the average balance of interest-earning assets as compared to interest-bearing liabilities. The Bank's net income is also affected by its level of non-interest income consisting primarily of fees and service charges on deposits and loans, and gains on sale of securities, loans and other assets, as well as its level of non-interest expense, including salaries and employee benefits, occupancy, equipment, advertising, deposit insurance, professional services and other non-interest expenses.

     Interest Income. Interest income increased by $931,000, or 6.2%, to $16.0 million for the year ended December 31, 1998 from $15.1 million for the prior year. The increase was the result of a $1.3 increase in income on loans and a $629,000 increase in income on other earning assets, which were partially offset by a $994,000 decrease in income from mortgage backed and other securities. The increase in income from loans was partly due to a $19.5 million, or 13.5% increase in the average balance of loans to $164.0 million from $144.5 million, which was partially offset by an 11 basis point decrease in average yield on loans to 7.46% in 1998 from 7.57% in 1997. The lower interest rate environment led to refinances in the Bank's loan portfolio and is responsible for the decline in average yield in the portfolio.

     Interest on other earning assets increased by $629,000, or 154.7%, to 1.0 million from $406,000. The increase in income on other earning assets is largely the result of higher cash balances in 1998 compared with 1997. The average balance of other earning assets increased by $11.1 million, or 157.8%, to $18.2 million for the year ended December 31, 1998 from $7.1 million for the year ended December 31, 1997.

     Income on the Bank's mortgage backed investments and securities decreased $993,000, or 26.6%, to $2.7 million for the year ended December 31, 1998 from $3.7 million for the year ended December 31, 1997. Although the average balance of mortgage-backed and investment securities decreased $3.1 million or 5.5%, to $53.3 million from $56.4 million, the average yield on mortgage backed securities decreased 151 basis points, to 5.23% for the year ended December 31, 1998 from 6.63% for the year ended December 31, 1997. This decline in yield is due to the rapid repayment of the mortgage backed securities portfolio and the write-down of premiums associated with these securities which had been paid off during 1998.

     Interest income increased by $1.4 million, or 10.2%, to $15.1 million for the year ended December 31, 1997 from $13.7 million for the prior year. The increase was due to a $1.9 million increase in income on loans and a $35,000 increase in income on other interest earning assets, which were only partially offset by a $500,000 decrease in income from mortgage-backed securities, and a $52,000 decrease in income from investment securities. The increase in income from loans was attributable primarily to a $26.8 million, or 22.8%, increase in the average balance of loans to $144.5 million from $117.7 million, which was partially offset by a 13 basis point decrease in the average yield on loans to 7.57% in 1997 from 7.70% in 1996. The increase in the Bank's average loan portfolio resulted from the Bank's originations exceeding repayments and loans sold by $21.5 million. The decrease in average yield on loans receivable resulted from originating lower yielding residential mortgage loans in a relatively low interest rate environment.

     Interest income on the Bank's investment securities decreased by $52,000, or 20.5%, to $197,000 from approximately $249,000. The decrease in interest income on investment securities resulted from a scheduled maturity of one investment and another investment being called, the interest rate of which exceeded the average rate for the Bank's investment securities, which resulted in a decrease in the average yield on investment securities to 6.30% during 1997 from 7.63% during 1996. Interest income on mortgage-backed securities decreased by $500,000, or 12.5%, to $3.5 million in 1997 from $4.0 million in 1996. The decrease in interest income on mortgage-backed securities resulted from a $7.8 million, or 12.8%, decrease in average mortgage-backed securities to $53.3 million from $61.1 million, which was partially offset by a slight increase in the yield on average mortgage-backed securities to 6.63% from 6.60%. The yield on mortgage-backed securities decreased to 6.51% at December 31, 1997. The decline in yield as of December 31, 1997 resulted primarily from management's strategy to replace $27.0 million of fixed rate mortgage backed securities with $27.0 million of adjustable-rate mortgage securities. This strategy was implemented in the third and fourth quarters of 1997 in an effort to reduce the Bank's overall interest rate risk. The decrease in the average balance of mortgage-backed securities also resulted from prepayments of the underlying mortgage loans in a declining interest rate environment and the reinvestment of the proceeds of such prepayments in one-to-four family mortgage loans.

     Interest Expense. Interest expense increased by $813,000, or 9.0%, to $9.8 million for the year ended December 31, 1998 from $9.0 million for the prior year. This increase was the result of an increase in average interest bearing deposits by $15.4 million, or 8.0%, to $206.7 million or the year ended December 31, 1998 from $191.2 million for the year ended December 31, 1997. Additionally, the average cost of funds increased by 4 basis points to 4.75% at December 31, 1998 from 4.71% at December 31, 1997.

     Interest expense increased by $955,000, or 11.9%, to $9.0 million for the year ended December 31, 1997 from $8.0 million for the prior year. This increase was the result of a $17.1 million, or 9.8%, increase in the Bank's average interest bearing liabilities combined with a slight increase in the Bank's average cost of funds to 4.71% from 4.62%. The increase in average interest bearing liabilities resulted primarily from increases in the average balances of the Bank's certificate of deposit products, as well as an increase in other borrowed funds. The increase in the average cost of the Bank's deposits resulted from increasing the rates paid on deposits in order to better compete with rates offered by other financial institutions.

     Net Interest Income. Net interest income increased by $117,700, or 1.9%, to $6.2 million from $6.1 million. The increase in net interest income resulted from the increase in average interest earning assets relative to the increase in average interest bearing liabilities. The asset growth was partially funded by the proceeds of the Company's offering of common stock which was completed on June 30, 1998.

     Net interest income increased by $404,000, or 7.1%, to $6.1 million from $5.7 million. The increase in net interest income resulted from a greater increase in average interest earning assets compared to average interest bearing liabilities, which was partially offset by a narrowing of the Bank's average interest rate spread to 2.54% in 1997 from 2.65% in 1996. Management believes that the narrowing of the Bank's interest rate spread is due in part to the relatively large percentage of the Bank's total loan portfolio that had been originated in the low interest rate environment of the past two years, and the fact that 69.2% of the Bank's total deposits consisted of certificates of deposit at December 31, 1997. The Bank's net interest spread was 2.61% at December 31, 1997.

     Provision for Loan Losses. The Bank establishes provisions for loan losses, which are charged to operations, in order to maintain the allowance for loan losses at a level which is deemed appropriate to absorb future charge-offs of loans deemed uncollectible. In determining the appropriate level of the allowance for loan losses, management considers past and anticipated loss experience, valuations of real estate collateral, current and anticipated economic conditions, volume and type of lending and the levels of nonperforming and other classified loans. The amount of the allowance is based on estimates and the ultimate losses may vary from such estimates. Management of the Bank assesses the allowance for loan losses on a quarterly basis and makes provisions for loan losses monthly in order to maintain the adequacy of the allowance.

     The Bank provided $45,000 and $200,000 in loan loss provisions during the years ended December 31, 1998 and 1997, respectively. The decrease was based in part on management's assessment of the risk in the loan portfolio relative to the existing provisions for loan loss. At December 31, 1998 and 1997 the Bank's allowance for loan losses was $760,000 and $723,000, respectively, and the Bank's loans delinquent for ninety days or more were $600,000 and $934,000, respectively. The Bank's allowance for loan losses as a percentage of total nonperforming loans at December 31, 1998 and 1997 was 126.6% and 77.4%, respectively. While management believes that, based on information currently available, the Bank's allowance for loan losses is sufficient to cover losses inherent in its loan portfolio at this time. However, future loan loss provisions may be necessary based on changes in general economic conditions. In addition, various regulatory agencies, as an integral part of their examination process, periodically review the allowance for loan losses and may require the Bank to recognize additional provisions based on their judgment of information available to them at the time of their examination.

     Noninterest Income. Noninterest income consists primarily of fees and service charges on deposit accounts and loans, gain on sale of securities and other assets, and other income. Noninterest income decreased by $132,000, or 29.8%, to $310,000 for the year ended December 31, 1998 from $442,000 for the prior year, as a result of a decrease in gain on sale of securities and student loans of $133,000 from December 31, 1997.

     Noninterest income increased by $181,000, or 51.6%, to $532,000 for the year ended December 31, 1997 from $351,000 for the prior year, as service charges increased by $20,000, or 7.2%, gain on sale of securities increased to $129,000 from no gain in the prior year, and other income increased by $32,000, or 44.4%.

     Noninterest Expense. Noninterest expense increased by $416,000, or 10.7%, to $4.3 million for the year ended December 31, 1998 from $3.9 million for the prior year. The increase was due to $100,000 of non-recurring expenses related to the Bank's name change, $74,000 in Employee Stock Ownership Plan ("ESOP") expense and increases in the Bank's audit and legal expenses related to the mutual holding company reorganization and stock offering by the Company.

     Noninterest expense decreased by $1.1 million, or 21.8%, to $4.0 million for the year ended December 31, 1997 from $5.1 million for the prior year. The decrease was due to a $1.3 million decrease in deposit insurance as a result of legislation, enacted in September 1996, to recapitalize the SAIF. The one-time assessment was 65.7 basis points per $100 in SAIF-insured deposits held as of March 31, 1995, payable on November 30, 1996. For the Bank, the assessment amounted to $1.0 million (or approximately $648,000, on an after-tax basis), based on the Bank's SAIF-insured deposits as of March 31, 1995. Excluding this one-time assessment, non-interest expense totaled $4.0 million for the year ended December 31, 1996. In addition, beginning January 1, 1997, pursuant to the legislation, interest payments on FICO bonds issued in the late 1980's by the Financing Corporation to recapitalize the former Federal Savings and Loan
Insurance Corporation are paid jointly by institutions insured by the Bank Insurance Fund (the "BIF") and SAIF-insured institutions. The FICO assessment will be 1.29 basis points per $100 of BIF deposits and 6.44 basis points per $100 in SAIF deposits. Beginning January 1, 2000, the FICO interest payments will be paid pro-rata by banks and thrifts based on deposits (approximately 2.4 basis points per $100 of deposits).

     Salaries and employee benefits increased by $14,000, or 0.7%, to $1.98 million for the year ended December 31, 1997 from $1.97 million for the prior year. Net occupancy expense decreased slightly in 1997 because of the sale of a previously closed branch office. Equipment expense increased by $60,000, or 17.0%, because of an increase in data processing expense. Advertising expense increased $87,000, or 88.8%, because of increased advertising to promote the Bank's new consumer loans and other loan products and services.

     Provision for Income Taxes. The Bank's provision for income taxes was $766,000 and $877,000 for the years ended December 31, 1998 and 1997, respectively.

     Net Income. Net income decreased by $164,000, or 10.5%, to $1.4 million for the year ended December 31, 1998 from $1.6 million for the prior year. The decrease was primarily due to an increase of $416,000, or 10.7%, in operations expenses to $4.3 million for the year ended December 31, 1998.

     Net income increased by $944,000, or 155.1%, to $1.6 million for the year ended December 31, 1997 from $609,000 for the prior year. The increase was primarily due to a $404,000 increase in net interest income, a $181,000 increase in non-interest income, and a $1.1 million decrease in noninterest expense (primarily due to the special assessment in 1996 to recapitalize the SAIF), which were only partially offset by a $157,000 increase in the provision for loan losses and a $594,000 increase in the provision for income taxes. Excluding the special SAIF assessment, net income totaled $1.3 million for the year ended December 31, 1996.

Liquidity and Capital Resources

     The objective of the Bank's liquidity management is to ensure the availability of sufficient cash flows to meet all financial commitments and to capitalize on opportunities for expansion. Liquidity management addresses the Bank's ability to meet deposit withdrawals on demand or at contractual maturity, to repay borrowings as they mature, and to fund new loans and investments as opportunities arise.

     The Bank's primary sources of internally generated funds are principal and interest payments on loans receivable, cash flows generated from operations, and cash flows generated by investments. External sources of funds include increases in deposits and advances from the FHLB of New York. At December 31, 1998, the Bank had outstanding $5.2 million in commitments to originate loans. If the Bank requires funds beyond its internal funding capabilities, agreements with the FHLB of New York are available to borrow funds up to $10.5 million. At December 31, 1998, approximately $105.6 million in certificates of deposit were scheduled to mature within a year. The Bank's experience has been that a large portion of its maturing certificates of deposit accounts remain on deposit with the Bank.

     The Bank is required under applicable federal regulations to maintain specified levels of "liquid" investments in qualifying types of U.S. Government, federal agency and other investments having maturities of five years or less. Current OTS regulations require that a savings association maintain liquid assets of not less than 4% of its average daily balance of net withdrawable deposit accounts and borrowings payable in one year or less. Monetary penalties may be imposed for failure to meet applicable liquidity requirements. At December 31, 1998, the Bank's liquidity, as measured for regulatory purposes, was in excess of the minimum OTS requirement.

     The Company's primary source of funds, other than income from its investments and principal and interest payments received on the ESOP loan, is capital dividends from the Bank. As a stock savings association, the Bank may not declare or pay a cash dividend on or repurchase any of its capital stock if the effect of such transaction would be to reduce its net worth to an amount which is less than the minimum amount required by applicable federal regulations. At December 31, 1998, the Bank was in compliance with all applicable capital requirements.

Capability of the Bank's Data Processing Hardware to Accommodate the Year 2000

     Like many financial institutions the Bank relies upon computers for the daily conduct of its business and for data processing generally. There is concern among industry experts that on January 1, 2000 computers will be unable to "read" the new year and there may be widespread computer malfunctions. The Year 2000 Issue is the result of computer programs being written using two digits rather than four to define the applicable year. Any of the Bank's computer programs that would have date-sensitive software may recognize a date ending "00" as the year 1900 rather than the year 2000. This could result in a systems failure or miscalculations causing disruptions of operations, including among other things, a temporary inability to process transactions, send invoices, or engage in similar normal business activities.

     The Bank recognized that a comprehensive and coordinated plan of action was needed to ensure complete readiness to perform Year 2000 processing. Year 2000 compliance responsibility has been assigned to initiate and implement the Year 2000 project, policies, document readiness of the Bank to accommodate Year 2000 processing, and to track and test progress towards full compliance. The Bank generally relies on independent third parties to provide data processing service to the Bank, and has been advised by its data processing service center that the issue is being addressed. The Bank is also in the process of ensuring that external vendors and additional servicers are adequately addressing the system and software issues related to the Year 2000. The Bank's personnel have actively participated in a proxy testing process with other users of the independent third party vendor. This process involves developing implementing and validating scripts which will test the software of the independent third party vendor. The Bank continues to actively monitor all external vendors to ensure that they are adequately addressing the system and software issues related to the Year 2000.

     The Bank has installed and tested vendor provided software updates or replacements for all of its systems, including; loan processing and closing, investment accounting, accounts payable, fixed assets and ATM software. By the end of the first quarter of 1999, the Bank will have completed an end-to end testing process with the Bank's independent third party vendor. This testing is designed to ensure that the hardware and communications software can properly function in a Year 2000 date environment. Through December 31, 1998 the Bank has invested approximately $100,000 in the effort to upgrade its computer systems. The Bank does not anticipate future expenses related to system remediation. Future expenses are expected to be related to testing the business resumption contingency plan (the "Contingency Plan") and should be nominal.

     The Bank has developed a contingency plan that would be utilized in the event of a failure of one or more systems. This plan assigns responsibility, identifies the core business processes, establishes an event timeline and analyzes the risks in each core business process. The Bank is in the process of developing a plan to test the effectiveness of the contingency plan. That plan will include training employees and simulating a disaster. The Bank intends to engage our independent auditors to validate the effectiveness of the contingent procedures.

Impact of New Accounting Standards

     In June 1998, the Financial Accounting Standards Board ("FASB") issued a Statement of Financial Accounting Standards ("SFAS") No. 133, "Accounting for Derivative Instruments and Hedging Activities." SFAS No. 133 establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts (collectively referred to as derivatives), and for hedging activities. It requires that an entity recognize all derivatives as either assets or liabilities in the statements of financial position and measure those instruments at fair value. if certain conditions are met, a derivative may be specifically designated as (a) a hedge of the exposure to changes in the fair value of a recognized asset or liability of an unrecognized firm commitment, (b) a hedge of the exposure to variable cash flows of a forecasted transaction, or (c) a hedge of the foreign currency exposure of a net investment in a foreign operation, an unrecognized firm commitment, an available-for-sale security, or a foreign-currency- denominated forecasted transaction. The accounting for changes in the fair value of a derivative (that is, gains and losses) depends on the intended use of the derivative and the resulting designation.

     At the date of initial application of SFAS No. 133, an entity may transfer any held-to-maturity security into the available-for-sale category or the trading category. An entity will then be able in the future to designate a security transferred into the available-for-sale category as the hedged item, or its variable interest payments as the cash flow hedged transactions, in a hedge of the exposure to changes in market interest rates, changes in foreign currency exchange rates, or changes in the overall fair value. SFAS No. 133 precludes a held-to-maturity security from being designated as the hedged item in a fair value hedge of market interest rate risk or the risk of changes in its overall fair value and precludes the variable cash flows of a held-to-maturity security from being designated as the hedged transaction in a cash flow hedge of market interest rate risk. SFAS No. 133 provides that such transfers from the held-to-maturity category of the date of initial adoption shall not call into question an entity's intent to hold other debt securities to maturity in the future.

     SFAS No. 133 is effective for all fiscal quarters of all fiscal years beginning after June 15, 1999, the quarter ended March 31, 2000 for the Company and subsidiaries. Initial application shall be as of the beginning of an entity's fiscal quarter. Earlier application of all of the provisions of SFAS No. 133 is permitted only as of the beginning of a fiscal quarter. Earlier application of selected provisions or retroactive application of provisions of SFAS No. 133 are not permitted.

     Management of the Company has not yet determined when SFAS No. 133 will be implemented, but does not believe the ultimate implementation of SFAS No. 133 will have a material impact on their consolidated financial position or results of operations.

Impact of Inflation and Changing Prices

     The financial statements and related financial data presented herein have been prepared in accordance with GAAP, which requires the measurement of financial position and operating results in terms of historical dollars, without considering changes in relative purchasing power over time due to inflation.

     Unlike most industrial companies, virtually all of the Bank's assets and liabilities are monetary in nature. As a result, interest rates generally have a more significant impact on a financial institution's performance than does the effect of inflation.

                  SELECTED QUARTERLY FINANCIAL DATA (UNAUDITED)

     A summary of selected financial data for the years ended December 31, 1998 and 1997 is as follows:

                                        First            Second              Third             Fourth
                                       Quarter           Quarter            Quarter            Quarter
                                       -------           -------            -------            -------
                                                    (In Thousands Except Per Share Data)
Fiscal 1998

Interest income ...................   $3,753             $3,911             $4,201             $4,149
Net interest income ...............    1,448              1,460              1,753              1,534
Provision for losses ..............       15                 15                 15                 --
Income before provision for
  income taxes ....................      494                483                638                540
Net income ........................      308                311                417                353

Net income per common share:
  Basic/Diluted ...................   N/A(1)             N/A(1)                .11                .09


Fiscal 1997

Interest income ...................   $3,639             $3,768             $3,940             $3,757
Net interest income ...............    1,514              1,538              1,605              1,443
Provision for losses ..............       50                 50                 50                 50
Income before provision
  for income taxes ................      554                609                691                576
Net income ........................      330                371                427                425

Net income per common share:
  Basic/Diluted ...................   N/A(1)             N/A(1)             N/A(1)             N/A(1)


----------
(1)  Liberty Bancorp, Inc. began operations on June 30, 1998.

                        COMMON STOCK AND RELATED MATTERS

     The Company's common stock is listed on the Nasdaq National Market under the symbol "LIBB." As of December 31, 1998, the Company had seven registered market makers, 599 stockholders of record (excluding the number of persons or entities holding stock in street name through various brokerage firms), and 3,901,375 shares outstanding. As of such date, Liberty Bancorp, MHC (the "Mutual Holding Company"), the Company's mutual holding company, held 2,067,729 shares of common stock and stockholders other than the Mutual Holding Company held 1,833,646 shares.

     The following table sets forth market price and dividend information for the Common Stock since the completion of the Bank's reorganization and stock offering on June 30, 1998.

    Fiscal Year Ended                                          Cash Dividends
    December 31, 1998        High               Low               Declared
    -----------------     ----------         ---------         --------------

     Third quarter        $    11.69         $     9.38        $       --
     Fourth quarter             9.75               7.25                --

     Payment  of  dividends  on  the  Company's   common  stock  is  subject  to
determination and declaration by the Board of Directors and depends upon a number of factors, including capital requirements, regulatory limitations on the payment of dividends, the Company's results of operations and financial condition, tax considerations and general economic conditions. No assurance can be given that dividends will be declared or, if declared, what the amount of dividends will be, or whether such dividends, once declared, will continue.

     OTS regulations impose limitations upon all "capital distributions" by savings institutions, including cash dividends, payments by a savings institution to repurchase or otherwise acquire its stock, payments to stockholders of another savings institution in a cash-out merger, and other distributions charged against capital. The regulations establish a three-tiered system of regulation, with the greatest flexibility being afforded to well-capitalized or Tier 1 savings associations. As of the date hereof, the Bank was a Tier 1 institution. Accordingly, under the OTS capital distribution regulations, the Bank would be permitted to pay dividends during any calendar year up to 100 percent of its net income during that calendar year, plus the amount that would reduce by one-half its surplus capital ratio at the beginning of the calendar year.

     The OTS has proposed regulations that would revise the current capital distribution restrictions. Under the proposal a savings institution may make a capital distribution without notice to the OTS, unless it is a subsidiary of a holding company, provided that it has a regulatory rating in the two top categories, is not of supervisory concern, and would remain adequately capitalized, as defined in the OTS prompt corrective action regulations, following the proposed distribution. Savings institutions that would remain adequately capitalized following the proposed distribution but do not meet the other noted requirements must notify the OTS 30 days prior to declaring a capital distribution. The OTS stated it will generally regard as permissible that amount of capital distributions that do not exceed 50% of the institution's excess regulatory capital plus net income to date during the calendar year. A savings institution may not make a capital distribution without prior approval of the OTS and the FDIC if it is undercapitalized before, or as a result of, such a distribution. As under the current rule, the OTS may object to a capital distribution if it would constitute an unsafe or unsound practice. No assurance may be given as to whether or in what form the regulations may be adopted.

     In addition to the foregoing, earnings of the Bank appropriated to bad debt reserves and deducted for federal income tax purposes are not available for payment of cash dividends or other distributions to stockholders without payment of taxes at the then-current tax rate by the Bank on the amount of earnings removed from the reserves for such distributions. The Bank intends to make full use of this favorable tax treatment and does not contemplate any distribution by the Bank in a manner that would limit the Bank's bad debt deduction or create federal tax liability.

     OTS regulations require the Mutual Holding Company to notify the OTS of any proposed waiver of the right to receive dividends. It is the OTS' recent practice to review dividend waiver notices on a case- by case-basis, and, in general, not object to any such waiver if: (i) the mutual holding company's board of directors determines that such a waiver is consistent with such directors' fiduciary duties to the mutual holding company's members; (ii) for as long as the savings association subsidiary is controlled by the mutual holding company, the dollar amount of dividends waived by the mutual holding company are considered as a restriction on the retained earnings of the savings association as a note to the financial statements; (iii) the amount of any dividend waived by the mutual holding company is available for declaration as a dividend solely to the mutual holding company, and, in accordance with SFAS 5, where the savings association determines that the payment of such dividend to the mutual holding company is probable, an appropriate dollar amount is recorded as a liability;
(iv) the amount of any waived dividend is considered as having been paid by the savings association (and the savings association's capital ratios adjusted accordingly) in evaluating any proposed dividend under OTS capital distribution regulations; and (v) in the event the mutual holding company converts to stock form, the appraisal submitted to the OTS in connection with the conversion application takes into account the aggregate amount of the dividends waived by the mutual holding company. As of December 31, 1998, the Mutual Holding Company had not waived the right to receive any dividends paid by the Company.

                       [Letterhead of Radics & Co., LLC]

                          INDEPENDENT AUDITORS' REPORT


To The Board of Directors
Liberty Bancorp, Inc.


We have audited the accompanying consolidated statements of financial condition of Liberty Bancorp, Inc. (the "Company") and Subsidiaries as of December 31, 1998 and 1997 and the related consolidated statements of income, comprehensive income, stockholders' equity and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to in the second preceding paragraph present fairly, in all material respects, the consolidated financial position of Liberty Bancorp, Inc. and Subsidiaries as of December 31, 1998 and 1997, and the results of their operations and their cash flows for the years then ended, in conformity with generally accepted accounting principles.




/S/ RADICS & CO., LLC

February 12, 1999




                                                                              2.

                                                    LIBERTY BANCORP, INC.
                                                      AND SUBSIDIARIES
                                       CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION

                                                                                                      December 31,
                                                                                            ---------------------------------
                                                                        Notes                   1998                 1997
                                                                    ------------            ------------         ------------
Assets

Cash and amounts due from depository institutions                                           $  1,474,529         $  1,192,270
Interest-bearing deposits in other banks                                                      12,349,621            4,738,621
                                                                                            ------------         ------------

              Total cash and cash equivalents                         1 and 12                13,824,150            5,930,891

Securities available for sale                                        1,3 and 12               62,734,597           53,917,520
Loans receivable                                                     1,4 and 12              177,876,607          152,199,868
Premises and equipment                                               1,5 and 11                2,132,110            2,113,904
Foreclosed real estate                                                    1                      105,620              121,064
Federal Home Loan Bank of New York stock                                                       2,007,500            1,804,100
Interest receivable                                                  1,6 and 12                1,315,997            1,219,978
Other assets                                                             10                      450,231              129,395
                                                                                            ------------         ------------

              Total assets                                                                  $260,446,812         $217,436,720
                                                                                            ============         ============

Liabilities and retained earnings

Liabilities

Deposits                                                              7 and 12              $223,270,284         $198,362,828
Advance payments by borrowers for taxes and insurance                                          1,910,748            1,659,615
Other liabilities                                                     9 and 10                   832,722              873,434
                                                                                            ------------         ------------

              Total liabilities                                                              226,013,754          200,895,877
                                                                                            ------------         ------------

Commitments and contingencies                                         11 and 12

Stockholders' equity                                             2, 8, 9, 10 and 13

Preferred stock; $1.00 par value, 10,000,000 shares
  authorized, none issued and outstanding                                                           --                   --
Common stock; $1.00 par value; 20,000,000 shares
  authorized; 3,901,375 shares issued and outstanding
  at December 31, 1998                                                                         3,901,375                 --
Additional paid-in capital                                                                    13,827,420                 --
Retained earnings - substantially restricted                                                  17,512,659           16,122,933
Unearned employees' stock ownership plan
  ("ESOP") shares                                                                             (1,393,565)                --
Accumulated other comprehensive income - Unrealized
  gain on securities available for sale, net                                                     585,169              417,910
                                                                                            ------------         ------------

              Total stockholders' equity                                                      34,433,058           16,540,843
                                                                                            ------------         ------------

              Total liabilities and stockholders' equity                                    $260,446,812         $217,436,720
                                                                                            ============         ============


See notes to consolidated financial statements.
                                                                              3.

                                                    LIBERTY BANCORP, INC.
                                                      AND SUBSIDIARIES
                                             CONSOLIDATED STATEMENTS OF INCOME

                                                                                                 Year Ended December 31,
                                                                                            ---------------------------------
                                                                        Notes                   1998                 1997
                                                                    ------------            ------------         ------------
Interest income:
     Loans                                                            1 and 4                $12,238,409          $10,942,843
     Securities available for sale                                       1                     2,739,977            3,733,784
     Other interest-earning assets                                                             1,035,176              406,373
                                                                                             -----------          -----------

          Total interest income                                                               16,013,562           15,083,000
                                                                                             -----------          -----------

Interest expense:
     Deposits                                                         1 and 7                  9,816,890            8,908,267
     Advances                                                                                       --                 95,774
                                                                                             -----------          -----------

          Total interest expense                                                               9,816,890            9,004,041
                                                                                             -----------          -----------

Net interest income                                                                            6,196,672            6,078,959
Provision for loan losses                                             1 and 4                     44,556              200,000
                                                                                             -----------          -----------

Net interest income after provision for loan losses                                            6,152,116            5,878,959
                                                                                             -----------          -----------

Non-interest income:
     Fees and service charges                                                                    211,087              208,911
     Gain on sale of securities available for sale                    1 and 3                       --                128,716
     Gain on sale of loans                                                                           511                4,395
     Miscellaneous                                                                                98,828               99,929
                                                                                             -----------          -----------

          Total non-interest income                                                              310,426              441,951
                                                                                             -----------          -----------

Non-interest expenses:
     Salaries and employee benefits                                      9                     2,001,495            1,980,390
     Net occupance expense of premises                                1 and 11                   432,525              445,516
     Equipment                                                           1                       445,123              415,666
     Advertising                                                                                 237,375              184,000
     Director fees                                                                               168,043              131,100
     Federal insurance premium                                                                   124,842              119,643
     Loss from foreclosed real estate                                    1                        27,444                3,144
     Miscellaneous                                                                               870,219              611,296
                                                                                             -----------          -----------

          Total non-interest expenses                                                          4,307,066            3,890,755
                                                                                             -----------          -----------

Income before income taxes                                                                     2,155,476            2,430,155
Income taxes                                                          1 and 10                   765,750              876,950
                                                                                             -----------          -----------

Net income                                                                                   $ 1,389,726          $ 1,553,205
                                                                                             ===========          ===========

Net income per common share - basic and diluted                          1                        $ 0.37             N/A (1)
Weighted average number common shares
  outstanding - basic and diluted                                        1                     3,758,362             N/A (1)

(1)  Liberty Bancorp, Inc. converted to stock form on June 30, 1998.


See notes to consolidated financial statements.
                                                                              4.

                              LIBERTY BANCORP, INC.
                                AND SUBSIDIARIES
                 CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME


                                                       Year Ended December 31,
                                                      -------------------------
                                                         1998          1997
                                                      -----------   -----------

Net income                                            $ 1,389,726   $ 1,553,205
                                                      -----------   -----------

Other comprehensive income, net of income taxes:
  Unrealized holding gains on securities
    available for sale, net of income taxes
    of $108,597, and $145,385, respectively               167,259       258,253

  Reclassification adjustment
    for realized gains on securities
    available for sale, net of income taxes
    of $ - 0 - and $46,338, respectively                     --         (82,378)
                                                      -----------   -----------

Other comprehensive income                                167,259       175,875
                                                      -----------   -----------

Comprehensive income                                  $ 1,556,985   $ 1,729,080
                                                      ===========   ===========



                                                                              5.

                                                    LIBERTY BANCORP, INC.
                                                      AND SUBSIDIARIES
                                       CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY



                                                                           Retained                     Accumulated
                                                          Additional      earnings -     Unearned          Other           Total
                                             Common        Paid-In      Substantially      ESOP        Comprehensive   Stockholders'
                                             Stock         Capital        Restricted       Shares          Income          Equity
                                          ------------   ------------    ------------   ------------    ------------   ------------
Balance - December 31, 1996               $       --     $       --      $ 14,569,728   $       --      $    242,035   $ 14,811,763

Net income for the year
  ended December 31, 1997                         --             --         1,553,205           --              --        1,553,205

Unrealized gain on securities available
  for sale, net of income tax effect              --             --              --             --           175,875        175,875
                                          ------------   ------------    ------------   ------------    ------------   ------------

Balance - December 31, 1997                       --             --        16,122,933           --           417,910     16,540,843

Net income for the year
  ended December 31, 1998                         --             --         1,389,726           --              --        1,389,726

Net proceeds from initial
  public stock offering                      3,901,375     13,830,168            --             --              --       17,731,543

Common stock acquired by ESOP                     --             --              --       (1,466,910)           --       (1,466,910)

ESOP shares committed to be released              --           (2,748)           --           73,345            --           70,597

Unrealized gain on securities available
  for sale, net of income tax effect              --             --              --             --           167,259        167,259
                                          ------------   ------------    ------------   ------------    ------------   ------------

Balance - December 31, 1998               $  3,901,375   $ 13,827,420    $ 17,512,659   $ (1,393,565)   $    585,169   $ 34,433,058
                                          ============   ============    ============   ============    ============   ============





See notes to consolidated financial statements.

                                                                              6.

                                           LIBERTY BANCORP, INC. AND SUBSIDIARIES
                                            CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                                       Year Ended December 31,
                                                                                  -----------------------------------
                                                                                      1998                   1997
                                                                                  ------------           ------------
Cash flows from operating activities:
      Net income                                                                  $  1,389,726           $  1,553,205
      Adjustments to reconcile net income to net cash
        provided by operating activities:
           Deferred income taxes                                                       (19,069)               (24,501)
           Depreciation and amortization of premises and equipment                     209,586                218,465
           Amortization of premiums, net of accretion of discounts
             and deferred loan fees                                                    393,352                 60,411
           Provision for loss on real estate owned                                      15,444                    520
           Provision for loan losses                                                    44,556                200,000
           Gain on sale of securities available for sale                                  --                 (128,716)
           Gain on sale of loans                                                          (511)                (4,395)
           (Increase) decrease in accrued interest receivable                          (96,019)                 3,509
           (Increase) decrease in other assets                                        (320,836)               243,508
           (Decrease) in accrued interest payable                                         --                   (1,154)
           (Decrease) increase in other liabilities                                   (130,240)               230,278
           ESOP shares committed to be released                                         70,597                   --
                                                                                  ------------           ------------

                     Net cash provided by operating activities                       1,556,586              2,351,130
                                                                                  ------------           ------------

Cash flows from investing activities:
      Purchases of securities available for sale                                   (46,890,204)           (41,279,181)
      Principal repayments on securities available for sale                         35,962,187             13,375,397
      Proceeds from calls of securities available for sale                           2,000,000              2,000,000
      Proceeds from sales of securities available for sale                                --               31,842,498
      Net increase in loans receivable                                             (25,795,395)           (22,422,328)
      Proceeds from sales of loans receivable                                           68,055                651,014
      Net additions to premises and equipment                                         (227,792)               (24,046)
      Capitalized expense on real estate owned                                            --                     (675)
      Proceeds from sale of and recovery
        from insurance on foreclosed real estate                                          --                   20,787
      Purchase of Federal Home Loan Bank of New York stock                            (203,400)              (188,700)
                                                                                  ------------           ------------

                     Net cash (used in) investing activities                       (35,086,549)           (16,025,234)
                                                                                  ------------           ------------

Cash flows from financing activities
      Increase in deposits                                                          28,189,280             13,654,981
      Increase in advance payments by
        borrowers for taxes and insurance                                              251,133                175,231
      Net proceeds from issuance of common stock                                    14,449,719                   --
      Common stock acquired by ESOP                                                 (1,466,910)                  --
                                                                                  ------------           ------------

                     Net cash provided by financing activities                      41,423,222             13,830,212
                                                                                  ------------           ------------

Net increase in cash and cash equivalents                                            7,893,259                156,108
Cash and cash equivalents - beginning                                                5,930,891              5,774,783
                                                                                  ------------           ------------

Cash and cash equivalents - ending                                                $ 13,824,150           $  5,930,891
                                                                                  ============           ============



See notes to consolidated financial statements.


                                                                              7.

                                                   LIBERTY BANCORP, INC.
                                                     AND SUBSIDIARIES
                                           CONSOLIDATED STATEMENTS OF CASH FLOWS


                                                                                      Year Ended December 31,
                                                                                ----------------------------------
                                                                                   1998                   1997
                                                                                -----------            -----------
Supplemental disclosure of cash flow information:
      Cash paid during the year for:
           Interest                                                             $ 9,816,890            $ 9,005,195
                                                                                ===========            ===========

           Income taxes, net of refunds                                         $   991,941            $   455,900
                                                                                ===========            ===========

Supplemental disclosure of noncash activities:
      Loans receivable transferred from foreclosed real estate                  $      --              $   204,696
                                                                                ===========            ===========

      Loan to facilitate the sale of foreclosed real estate                     $      --              $   (63,000)
                                                                                ===========            ===========

      Unrealized appreciation on securities available for sale                  $   275,856            $   274,922
      Deferred income taxes                                                        (108,597)               (99,047)
                                                                                -----------            -----------

                                                                                $   167,259            $   175,875
                                                                                ===========            ===========

      Issuance of common stock in exchange for deposits                         $ 3,281,824            $      --
                                                                                ===========            ===========



See notes to consolidated financial statements.


                                                                              8.

                     LIBERTY BANCORP, INC. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


1.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     Basis of financial statement presentation

     The consolidated financial statements include the accounts of the Company and its wholly own subsidiaries, Liberty Bank ("Bank"), formerly Axia Federal Savings Bank, and Axia Financial Corporation ("Subsidiary"), and have been prepared in conformity with generally accepted accounting principles. All significant intercompany accounts and transactions have been eliminated in consolidation.

     On June 30, 1998, Axia Federal Savings Bank changed its name to Liberty Bank. Such change did not materially impact financial condition or operations.

     In preparing the consolidated financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the date of the consolidated statement of financial condition and revenues and expenses for the period then ended. Actual results could differ significantly from those estimates. Material estimates that are particularly susceptible to significant changes relate to the determination of the allowance for loan losses and the assessment of prepayment risks associated with mortgage-backed securities. Management believes that the allowance for loan losses is adequate and that the risks associated with mortgage-backed securities prepayments have been properly recognized. While management uses available information to recognize losses on loans, future additions to the allowance for loan losses may be necessary based on changes in economic conditions in the market area. Additionally, assessments of prepayment risks related to mortgage-backed securities are based upon current market conditions, which are subject to frequent change.

     In addition, various regulatory agencies, as an integral part of their examination process, periodically review the allowances for loan losses. Such agencies may require additions to the allowance for loan losses based on their judgments about information available to them at the time of their examination.

     Cash and cash equivalents

     Cash and cash equivalents include cash and amounts due from depository institutions and interest-bearing deposits in other banks with initial maturities of three months or less.

     Securities

     Investments in debt securities that the Company has the positive intent and ability to hold to maturity are classified as held-to-maturity securities and reported at amortized cost. Debt and equity securities that are bought and held principally for the purpose of selling them in the near term are classified as trading securities and reported at fair value, with unrealized holding gains and losses included in earnings. Debt and equity securities not classified as trading securities nor as held-to-maturity securities are classified as available for sale securities and reported at fair value, with unrealized holding gains or losses, net of applicable deferred income taxes, reported in the accumulated other comprehensive income component of stockholders' equity.



                                                                              9.

                     LIBERTY BANCORP, INC. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


1.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont'd.)

     Securities (Cont'd.)

     Premiums and discounts on all securities are amortized/accreted using the interest method. Interest and dividend income on securities, which includes amortization of premiums and accretion of discounts, is recognized in the consolidated financial statements when earned. The adjusted cost basis of an identified security sold or called is used for determining security gains and losses recognized in the consolidated statements of income.

     Loans receivable

     Loans receivable are stated at unpaid principal balances, less the allowance for loan losses and net deferred loan origination fees and discounts.

     The Bank defers loan origination fees and certain direct loan origination costs and accretes such amounts, using a method which approximates the level-yield method, as an adjustment of yield over the contractual lives of the related loans. Discounts on loans are recognized as income by use of a method which approximates the level-yield method over the terms of the respective loans.

     Allowance for loan losses

     An allowance for loan losses is maintained at a level considered adequate to absorb future loan losses. Management of the Bank, in determining the allowance for loan losses, considers the risks inherent in its loan portfolio and changes in the nature and volume of its loan activities, along with general economic and real estate market conditions. The Bank utilizes a two tier approach: (1) identification of impaired loans and the establishment of specific loss allowances on such loans; and (2) establishment of general valuation allowances on the remainder of its loan portfolio. The Bank maintains a loan review system which allows for a periodic review of its loan portfolio and the early identification of potential impaired loans. Such system takes into consideration, among other things, delinquency status, size of loans, types of collateral and financial condition of the borrowers. Specific loan loss allowances are established for identified losses based on a review of such information and/or appraisals of the underlying collateral. General loan loss allowances are based upon a combination of factors including, but not limited to, actual loan loss experience, composition of the loan portfolio, current economic conditions and management's judgment. Although management believes that adequate specific and general loan loss allowances are established, actual losses are dependent upon future events and, as such, further additions to the level of the loan loss allowance may be necessary.

     Impaired loans are measured based on the present value of expected future cash flows discounted at the loan's effective interest rate or, as a practical expedient, at the loan's observable market price or the fair value of the collateral if the loan is collateral dependent. A loan evaluated for impairment is deemed to be impaired when, based on current information and events, it is probable that the Bank will be unable to collect all amounts due according to the contractual terms of the loan agreement. All loans identified as impaired are evaluated independently. The Bank does not aggregate such loans for evaluation purposes. Payments received on impaired loans are applied first to accrued interest receivable and then to principal. The Bank does not have any loans deemed to be impaired.



                                                                             10.

                     LIBERTY BANCORP, INC. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


1.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont'd.)

     Concentration of risk

     The Bank's lending activity is concentrated in loans secured by real estate located in the State of New Jersey.

     Premises and equipment

     Premises and equipment are comprised of land, at cost, and buildings, building improvements, furnishings and equipment and leasehold improvements, at cost, less accumulated depreciation and amortization. Depreciation and amortization charges are computed on the straight-line method over the following estimated useful lives:

          Buildings and improvements                 30 to 50 years
          Furnishings and equipment                  3 to 10 years
          Leasehold improvements                     Shorter of estimated useful
                                                     life or term of lease

     Significant renewals and betterments are charged to the premises and equipment account. Maintenance and repairs are charged to operations in the year incurred.

     Foreclosed real estate

     Real estate properties acquired through, or in lieu of, foreclosure are initially recorded at the lower of cost or estimated fair value at the date of acquisition. Subsequent valuations are periodically performed and an allowance for losses established by a charge to operations if the carrying value of a property exceeds its fair value less estimated selling costs. Costs relating to development or improvement of properties are capitalized. Income and expenses of holding and operating properties are recorded in operations as incurred or earned. Gains and losses from sales of these properties are recognized as incurred.

     Allowance for uncollected interest

     The Bank provides an allowance for the loss of uncollected interest on loans based upon management's evaluation of the collectibility of such interest. Such interest ultimately collected is credited to income in the period of recovery.

     Income taxes

     The Company and its subsidiaries file a consolidated federal income tax return. Income taxes are allocated based on the contribution of income to the consolidated income tax return. Separate state income tax returns are filed.


                                                                             11.

                     LIBERTY BANCORP, INC. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


1.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont'd.)

     Income taxes (Cont'd.)

     Federal and state income taxes have been provided on the basis of reported income. The amounts reflected on the Company's tax returns differ from these provisions due principally to temporary differences in the reporting of certain items for financial reporting and income tax reporting purposes. Deferred income tax expense or benefit is determined by recognizing deferred tax assets and liabilities for the estimated future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in earnings in the period that includes the enactment date. The realization of deferred tax assets is assessed and a valuation allowance provided, when necessary, for that portion of the asset which is not likely to be realized. Management believes, based upon current facts, that it is more likely than not that there will be sufficient taxable income in future years to realize all deferred tax assets.

     Interest rate risk

     The Bank is principally engaged in the business of attracting deposits from the general public and using these deposits, together with other funds, to purchase securities and to make loans secured by real estate. The potential for interest-rate risk exists as a result of the generally shorter duration of the Bank's interest-sensitive liabilities compared to the generally longer duration of interest-sensitive assets. In a rising rate environment, liabilities will reprice faster than assets, thereby reducing net interest income. For this reason, management regularly monitors the maturity structure of the Bank's interest-earning assets and interest-bearing liabilities in order to measure its level of interest-rate risk and to plan for future volatility.

     Net income per share

     Basic and diluted net income per share were computed in 1998 by dividing net income for the year ended December 31, 1998 by the weighted average number of shares of common stock outstanding, adjusted for unearned shares of the ESOP. Such amounts were calculated based upon income for the entire year 1998, although the Bank converted to Stock form on June 30, 1998, and the weighted average number of shares outstanding since June 30, 1998, as if such shares were outstanding during all of 1998. Diluted net income per share did not differ from basic net income per share as there were no contracts or securities exercisable or which could be converted into common stock which would have a diluted effect.

     Reclassification

     Certain amounts for the year ended December 31, 1997 have been reclassified to conform to the current year's presentation.


                                                                             12.

                     LIBERTY BANCORP, INC. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


2.   REORGANIZATION TO MUTUAL HOLDING COMPANY FORM OF ORGANIZATION

The Company is a business corporation formed at the direction of the Bank under the laws of the United States on June 30, 1998. On June 30, 1998: (i) the Bank reorganized from a federally chartered mutual savings bank to a federally chartered stock savings bank in the mutual holding company form of organization;
(ii) the Bank issued all of its outstanding capital stock to the Company; and
(iii) the Company consummated its initial public offering of common stock, par value $1.00 per share (the "Common Stock"), by selling, at a price of $10.00 per share, 1,686,955 and 146,691 shares of common stock to certain eligible account holders of the Bank who had subscribed for such shares and the ESOP, respectively, and by issuing 2,067,729 shares of common stock to Liberty Bancorp MHC ("MHC"), a mutual holding company formed at the direction of the Bank (collectively, the "Reorganization and Offering"). The Reorganization and Offering resulted in net proceeds of $16.3 million, after expenses of $605,000.

In addition to the 20,000,000 authorized shares of Common Stock, the company authorized 10,000,000 shares of preferred stock with a par value of $1.00 per share (the "Preferred Stock"). The Board of Directors is authorized, subject to any limitations by law, to provide for the issuance of the shares of Preferred Stock in series, to establish from time to time the number of shares to be included in each such series, and to fix the designation, powers, preferences, and rights of the shares of each such series and any qualifications, limitations or restriction thereof. As of December 31, 1998, there were no shares of Preferred Stock issued.

3.   SECURITIES AVAILABLE FOR SALE

                                                                             December 31, 1998
                                                    -----------------------------------------------------------------
                                                                            Gross Unrealized
                                                     Amortized        -----------------------------        Carrying
                                                        Cost             Gains             Losses            Value
                                                    -----------       -----------       -----------       -----------
Mortgage-backed securities:
      Due in one year or less                       $   627,215             4,145       $      --         $   631,360
      Due after one year through five years           3,045,823            26,023              --           3,071,846
      Due after five years                           58,132,719           921,180            22,508        59,031,391
                                                    -----------       -----------       -----------       -----------

                                                    $61,805,757       $   951,348       $    22,508       $62,734,597
                                                    ===========       ===========       ===========       ===========

                                                                             December 31, 1997
                                                    -----------------------------------------------------------------
                                                                            Gross Unrealized
                                                     Amortized        -----------------------------        Carrying
                                                        Cost             Gains             Losses            Value
                                                    -----------       -----------       -----------       -----------
Mortgage-backed securities:
      Due in one year or less                       $    71,353       $      --         $     1,360       $    69,993
      Due after one year through five years           5,113,106            25,322              --           5,138,428
      Due after five years                           47,080,077           636,835              --          47,716,912
                                                    -----------       -----------       -----------       -----------

                                                     52,264,536           662,157             1,360        52,925,333
U.S. Government Agencies
      due after five years                            1,000,000              --               7,813           992,187
                                                    -----------       -----------       -----------       -----------

                                                    $53,264,536       $   662,157       $     9,173       $53,917,520
                                                    ===========       ===========       ===========       ===========


                                                                             13.

                     LIBERTY BANCORP, INC. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


3.   SECURITIES AVAILABLE FOR SALE (Cont'd.)

The amortized cost and carrying value of securities at December 31, 1998 and 1997 are shown above by contractual final maturity. Actual maturities will differ from contractual final maturities due to scheduled monthly payments related to mortgage-backed securities and due to the borrowers having the right to call or prepay obligations with or without call or prepayment penalties.

There were no sales of securities available for sale during the year ended December 31, 1998. Proceeds from the sales of securities available for sale during the year ended December 31, 1997 totalled $31,842,498. Gross gains of $389,869 and gross losses of $261,153 were realized on those sales.

Securities available for sale with a carrying value of approximately $184,000 and $220,000 at December 31, 1998 and 1997, respectively, were pledged to secure public funds.

4.   LOANS RECEIVABLE

                                                             December 31,
                                                   -----------------------------
                                                       1998             1997
                                                   ------------     ------------
Real estate mortgage:
       One-to-four family                          $166,573,554     $143,624,030
       Multi-family                                   1,199,558        1,257,488
       Commercial                                     3,366,711        1,906,160
                                                   ------------     ------------

                                                    171,139,823      146,787,678
                                                   ------------     ------------

Consumer:
       Home equity loans                              7,133,410        5,705,884
       Other                                            388,225          490,831
                                                   ------------     ------------

                                                      7,521,635        6,196,715
                                                   ------------     ------------

              Total loans                           178,661,458      152,984,393
                                                   ------------     ------------

Less:
       Allowance for loan losses                        760,496          723,319
       Deferred loan fees and discounts                  24,355           61,206
                                                   ------------     ------------

                                                        784,851          784,525
                                                   ------------     ------------

                                                   $177,876,607      152,199,868
                                                   ============     ============


                                                                             14.

                     LIBERTY BANCORP, INC. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

4.   LOANS RECEIVABLE (Cont'd)

The Bank has granted loans to its officers and directors and to their associates. Related party loans are made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with unrelated persons and do not involve more than normal risk of collectibility. Activity in such loans is as follows:

                                                      Year Ended December 31,
                                                  -----------------------------
                                                    1998                 1997
                                                  ---------           ---------
         Balance - beginning                      $ 570,000           $ 438,000
         New loans                                  143,000             323,000
         Repayments                                (292,000)            (19,000)
         Other changes                                 --              (172,000)
                                                  ---------           ---------

         Balance - ending                         $ 421,000           $ 570,000
                                                  =========           =========

Nonaccrual loans totalled approximately $593,000 and $909,000 at December 31, 1998 and 1997, respectively. Interest income on these loans, which is recorded only when collected, amounted to approximately $6,000 and $36,000 for the years ended December 31, 1998 and 1997, respectively. Had these loans been performing in accordance with their original terms, interest income for the years ended December 31, 1998 and 1997, would have been approximately $51,000 and $84,000, respectively. The Bank is not committed to lend additional funds to the borrowers whose loans have been placed on nonaccrual status.

The activity in allowance for loan losses follows:

                                                       Year Ended December 31,
                                                     --------------------------
                                                       1998             1997
                                                     ---------        ---------
         Balance - beginning                         $ 723,319        $ 533,840
         Provisions charged to operations               44,556          200,000
         Loans charged off, net of recoveries           (7,379)         (10,521)
                                                     ---------        ---------

         Balance - ending                            $ 760,496        $ 723,319
                                                     =========        =========

At December 31, 1998 and 1997, loans serviced for the benefit of others totalled approximately $104,000 and $337,000, respectively.


                                                                             15.

                     LIBERTY BANCORP, INC. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

5.   PREMISES AND EQUIPMENT

                                                            December 31,
                                                     --------------------------
                                                        1998           1997
                                                     -----------    -----------
Land                                                 $   181,386    $   181,386
Buildings and improvements                               628,179        628,179
Leasehold improvements                                 1,425,240      1,423,412
Furniture and equipment                                1,638,611      1,440,226
                                                     -----------    -----------
                                                       3,873,416      3,673,203
Less accumulated deprecation and amortization         (1,741,306)    (1,559,299)
                                                     -----------    -----------

                                                     $ 2,132,110    $ 2,113,904
                                                     ===========    ===========

6.   INTEREST RECEIVABLE

                                                              December 31,
                                                        ------------------------
                                                           1998          1997
                                                        ----------    ----------
Loans, net of allowance for uncollected
 interest of $35,469  (1998) and $134,403 (1997)        $  846,417    $  769,385
Securities available for sale                              468,167       449,997
Other interest-earnings assets                               1,413           596
                                                        ----------    ----------

                                                        $1,315,997    $1,219,978
                                                        ==========    ==========


                                                                             16.

                     LIBERTY BANCORP, INC. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

7.   DEPOSITS

                                                              December 31,
                                    --------------------------------------------------------------
                                             1998                                1997
                                    -------------------------        -----------------------------
                                    Weighted                         Weighted
                                     Average                          Average
                                      Rate          Amount              Rate             Amount
                                    --------     ------------        --------         ------------
Demand accounts:
    Non-interest bearing               -- %      $  4,398,178            -- %         $  3,375,404
    Money Market                      2.64%         2,586,665           2.69%            2,809,401
    NOW                               1.59%         9,995,226           1.50%            9,695,916
Savings and clubs                     3.00%        49,196,933           3.00%           45,168,430
Certificates of deposit               5.46%       157,093,282           5.52%          137,313,677
                                                 ------------                         ------------

                                      4.60%      $223,270,284           4.62%         $198,362,828
                                                 ============                         ============

The scheduled maturities of certificates of deposit are as follows:

                                                              December 31,
                                                       -------------------------
                                                         1998              1997
                                                       --------         --------
                                                              (In Thousands)
One year or less                                       $106,338         $ 90,301
After one through three years                            49,541           45,697
After three years                                         1,214            1,316
                                                       --------         --------
                                                       $157,093         $137,314
                                                       ========         ========

At December 31, 1998 and 1997, certificates of deposit of $100,000 or more totalled approximately $10,626,000 and $8,312,000, respectively.


                                                                             17.

                     LIBERTY BANCORP, INC. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


7.   DEPOSITS (Cont'd.)

Interest expense on deposits consists of the following:

                                                        Year Ended December 31,
                                                       -------------------------
                                                          1998           1997
                                                       ----------     ----------
    Money Market                                       $   74,610     $   80,720
    NOW                                                   145,010        163,128
    Savings club                                        1,464,058      1,345,955
    Certificates of deposit                             8,158,431      7,344,414
                                                       ----------     ----------

                                                        9,842,109      8,934,217
    Less penalties for
     early withdrawal of certificates of deposits          25,219         25,950
                                                       ----------     ----------

                                                       $9,816,890     $8,908,267
                                                       ==========     ==========

8.   REGULATORY CAPITAL

The Bank is subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory, and possible additional discretionary, actions by regulators that, if undertaken, could have a direct material effect on the Bank. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines that involve quantitative measures of the Bank's assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. The Bank's capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

Quantitative measures established by regulation to ensure capital adequacy require the Bank to maintain minimum amounts and ratios of total and Tier 1 capital (as defined in the regulations) to risk-weighted assets (as defined), and of Tier 1 capital to adjusted total assets (as defined). The following tables present a reconciliation of capital per generally accepted accounting principles ("GAAP") and regulatory capital and information as to the Bank's capital levels at the dates presented:

                                                              December 31,
                                                       ------------------------
                                                         1998            1997
                                                       --------        --------
                                                            (In Thousands)

GAAP capital                                           $ 25,537        $ 16,541
Less: unrealized gain on securities
           available for sale                              (585)           (418)
                                                       --------        --------

Core and tangible capital                                24,952          16,123
Add: loan valuation allowance                               761             711
                                                       --------        --------

          Total regulatory capital                     $ 25,713        $ 16,834
                                                       ========        ========


                                                                             18.

                     LIBERTY BANCORP, INC. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

8.   REGULATORY CAPITAL (Cont'.d)

                                                                                 December 31, 1998
                                                      -----------------------------------------------------------------------------
                                                                                                                    To Be Well
                                                                                                                   Capitalized
                                                                                                                   Under Prompt
                                                                                     Minimum Capital                Corrective
                                                             Actual                    Requirements             Actions Provisions
                                                      --------------------         --------------------        --------------------
                                                       Amount        Ratio         Amount         Ratio        Amount         Ratio
                                                      -------        -----         ------         -----        ------         -----
Total Capital
  (to risk-weighted assets)                           $25,713        23.78%        $ 8,650         8.00%       $10,812        10.00%

Tier 1 Capital
  (to risk-weighted assets)                            24,952        23.08%           --           --            6,487         6.00%

Core (Tier 1) Capital
  (to adjusted total assets)                           24,952         9.60%         10,397         4.00%        12,996         5.00%

Tangible Capital
  (to adjusted total assets)                           24,952         9.60%          3,899         1.50%          --           --

                                                                                 December 31, 1997
                                                      -----------------------------------------------------------------------------
                                                                                                                    To Be Well
                                                                                                                   Capitalized
                                                                                                                   Under Prompt
                                                                                     Minimum Capital                Corrective
                                                             Actual                    Requirements             Actions Provisions
                                                      --------------------         --------------------        --------------------
                                                       Amount        Ratio         Amount         Ratio        Amount         Ratio
                                                      -------        -----         ------         -----        ------         -----
Total Capital
  (to risk-weighted assets)                           $16,834        17.69%        $ 7,614         8.00%       $ 9,517        10.00%

Tier 1 Capital
  (to risk-weighted assets)                            16,123        16.94%           --           --            5,710         6.00%

Core (Tier 1) Capital
  (to adjusted total assets)                           16,123         7.43%          8,680         4.00%        10,850         5.00%

Tangible Capital
  (to adjusted total assets)                           16,123         7.43%          3,255         1.50%          --           --

As of March 31, 1997, the most recent notification from the OTS, the Bank was categorized as well capitalized under the regulatory framework for prompt corrective action. There are no conditions existing or events which have occurred since notification that management believes have changed the institution's category.

Dividend payments to the Company by the Bank are subject to the profitability of the Bank and applicable regulations. The Bank did not pay any dividends to the Company during the year ended December 31, 1998.


                                                                             19.

                     LIBERTY BANCORP, INC. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

9.   BENEFIT PLANS

Retirement plan

The Bank has a non-contributory pension plan covering all eligible employees. The plan is a defined benefit plan which provides benefits based on a participant's years of service and compensation. The Bank's funding policy is to contribute annually the maximum amount that can be deducted for federal income tax purposes.

Plan assets are comprised primarily of stocks, bonds, mutual funds and bank deposits. The following tables set forth the plan's funded status and components of net periodic pension cost:

                                                                                         December 31,
                                                                             ------------------------------------
                                                                                1998                     1997
                                                                             -----------              -----------
    Actuarial present value of benefit obligations,
          including vested benefits of $1,034,596 and
          $943,459, respectively                                             $ 1,051,640              $   953,621
                                                                             ===========              ===========

     Projected benefit obligation - beginning                                $ 1,366,657              $ 1,066,754
           Service cost                                                           76,958                   77,439
           Interest cost                                                          90,832                   80,404
           Actuarial loss                                                        108,154                   99,248
           Settlements                                                          (168,395)                  (3,040)
           Plan amendments                                                          --                     45,852
                                                                             -----------              -----------

     Projected benefit obligation - ending                                     1,474,206                1,366,657
                                                                             -----------              -----------

     Plan assets at fair value - beginning                                     1,047,217                  808,689
           Actual return on plan assets                                           99,221                   97,001
           Employer contribution                                                 110,881                  144,567
           Settlements                                                          (168,395)                  (3,040)
                                                                             -----------              -----------

     Plan assets at fair value - ending                                        1,088,924                1,047,217
                                                                             -----------              -----------

     Projected benefit obligation in excess of fair value                        385,282                  319,440
     Unrecognized net transition obligation                                      (61,080)                 (72,902)
     Unrecognized loss                                                          (251,397)                (197,687)
     Unrecognized past service liability                                         (15,644)                 (17,412)
                                                                             -----------              -----------

     Accrued pension cost included in other liabilities                      $    57,161              $    31,439
                                                                             ===========              ===========


                                                                             20.

                     LIBERTY BANCORP, INC. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

9.   BENEFIT PLANS (Cont'd.)

Retirement plan (Cont'd.)

     Net periodic pension cost for the plan included the following components:

                                                         Year Ended December 31,
                                                         ----------------------
                                                           1998          1997
                                                         ---------    ---------
    Service cost                                         $  76,958    $  77,439
    Interest cost                                           90,832       80,404
    Expected return on plan assets                         (83,174)     (68,660)
    Amortization of net transition obligation               11,822       11,822
    Amortization of unrecognized loss                        9,686        2,811
    Amortization of unrecognized past service liability      1,768       (1,777)
    Settlement charge                                       28,711         --
                                                         ---------    ---------

    Net periodic pension cost
     included in salaries and employee benefits          $ 136,603    $ 102,039
                                                         =========    =========

     Assumptions used in accounting for the plan are as follows:

                                                         Year Ended December 31,
                                                         ----------------------
                                                            1998        1997
                                                         ---------    ---------
    Discount rate                                            6.50%        6.75%
    Rate of increase in compensation                         4.50%        4.50%
    Long-term rate of return on plan assets                  8.00%        8.00%


                                                                             21.

                     LIBERTY BANCORP, INC. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

9.   BENEFIT PLANS (Cont'd.)

Postretirement benefits

Postretirement benefits offered by the Bank include health care and life insurance coverage and are provided to all employees retiring after the attainment of age 60 and fifteen years of service. The plan is unfunded. The following tables set forth the plan's funded status and components of postretirement benefit costs:

                                                                                    December 31,
                                                                         --------------------------------
                                                                           1998                   1997
                                                                         ---------              ---------
    Accumulated postretirement benefit
          obligation - beginning                                         $ 555,818              $ 531,441
              Service cost                                                  22,317                 21,004
              Interest cost                                                 36,703                 38,992
              Actuarial (gain)                                            (110,281)               (12,526)
              Premiums/claims paid                                         (24,134)               (23,093)
                                                                         ---------              ---------

    Accumulated postretirement benefit
          obligation - ending (includes benefit obligation for
             retirees and dependents of $253,686 and
            $274,758, respectively                                         480,423                555,818
               Employer contribution                                       (24,134)               (23,093)
               Premium paid                                                 24,134                 23,093
                                                                         ---------              ---------

    Accumulated and unfunded postretirement
       benefit obligation                                                  480,423                555,818
          Unrecognized transition obligation                              (396,905)              (421,711)
          Unrecognized gain                                                160,424                 50,143
                                                                         ---------              ---------

    Accrued expense included in other liabilities                        $ 243,942              $ 184,250
                                                                         =========              =========

The following table sets forth the components of net periodic postretirement benefits costs:

                                                         Year Ended December 31,
                                                         -----------------------
                                                           1998         1997
                                                          -------     -------
    Service cost                                          $22,317     $21,004
    Interest cost on
     accumulated postretirement benefit obligation         36,703      38,992
    Amortization of transition obligation                  24,806      24,806
                                                          -------     -------

    Net postretirement benefit cost included in
      compensation and employee benefits                  $83,826     $84,802
                                                          =======     =======


                                                                             22.

                     LIBERTY BANCORP, INC. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

9.   BENEFIT PLANS (Cont'd.)

     Assumptions used in accounting for the plan are as follows:

                                                         Year Ended December 31,
                                                         -----------------------
                                                           1998          1997
                                                           ----          ----
         Discount rate                                     6.50%         6.75%
         Rate of increase in compensation                  4.50%         4.50%

For the years ended December 31, 1998 and 1997, a medical cost trend rate of 6.50% and 7.00%, respectively, decreasing 0.5% per year thereafter until an ultimate rate of 5.00% is reached, was used in the plan's valuation. Increasing the assumed medical cost trend by one percent in each year would increase the accumulated postretirement benefit obligation as of December 31, 1998 and 1997, by $76,000 and $91,000, respectively, and the aggregate of the service and interest components of net periodic postretirement benefit cost for the years ended December 31, 1998 and 1997, by $12,000 and $14,000, respectively. Decreasing the assumed medical cost trend by one percent in each year would decrease the accumulated postretirement benefit obligation as of December 31, 1998, by $63,000 and the aggregate of the service and interest components of net periodic postretirement benefit cost for the year ended December 31, 1998 by $10,000.

ESOP

Effective upon conversion, an ESOP was established for all eligible employees. The ESOP used $1,466,910 of proceeds from a term loan from the Company to purchase 146,691 shares of Company common stock in the initial offering. The term loan from the Company to the ESOP is payable over 10 years. Interest on the term loan is payable monthly, commencing on July 31, 1998, at the prime rate. The Bank intends to make discretionary contributions to the ESOP which will be equal to principal and interest payments required from the ESOP on the term loan. Shares purchased with the loan proceeds were initially pledged as collateral for the term loan and are held in a suspense account for future allocation among participants. Contributions to the ESOP and shares released from the suspense account will be allocated among the participants on the basis of compensation, as described by the ESOP, in the year of allocation. During the year ended December 31, 1998, the Bank made cash contributions of $133,330 to the ESOP, of which $73,345 was applied to loan principal. At December 31, 1998, the loan had an outstanding balance of $1,393,565.

The ESOP is accounted for in accordance with Statement of Position 93-6 "Accounting for Employee Stock Ownership Plans", which was issued by the American Institute of Certified Public Accountants in November 1994. Accordingly, the ESOP shares pledged as collateral are reported as unearned ESOP shares in the consolidated statements of financial condition. As shares are committed to be released from collateral, the Company reports compensation expense equal to the current market price of the shares, and the shares become outstanding for net income per common share computations. Dividends on allocated ESOP shares are recorded as a reduction of retained earnings. Contributions equivalent to dividends on unallocated ESOP shares are recorded as a reduction of debt. ESOP compensation expense was $70,597 for the year ended December 31, 1998.


                                                                             23.

                     LIBERTY BANCORP, INC. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


9.   BENEFIT PLANS (Cont'd.)

ESOP  (Cont'd.)

The ESOP shares are summarized as follows:

    Allocated shares                                                        --
    Shares committed to be released                                        7,335
    Unreleased shares                                                    139,356
                                                                      ----------
                                                                         146,691
                                                                      ==========
    Fair value of unreleased shares                                   $1,254,204
                                                                      ==========

10.  INCOME TAXES

The Bank qualifies as a thrift institution under the provisions of the Internal Revenue Code and, therefore, must calculate its bad debt deduction using either the experience or the specific charge off method. Retained earnings at December 31, 1998, includes approximately $3,009,000 of bad debt deductions, for which income taxes have not been provided. If such amount is used for purposes other than for bad debts losses, including distributions in liquidation, it will be subject to income tax at the then current rate.

The components of income taxes are summarized as follows:

                                                      Year Ended December 31,
                                                   ----------------------------
                                                      1998               1997
                                                   ---------          ---------
    Current tax expense:
       Federal income                              $ 717,141          $ 827,699
       State income                                   67,678             73,752
                                                   ---------          ---------

                                                     784,819            901,451
                                                   ---------          ---------

    Deferred tax (benefit):
       Federal income                                (17,545)           (22,466)
       State income                                   (1,524)            (2,035)
                                                   ---------          ---------

                                                     (19,069)           (24,501)
                                                   ---------          ---------

                                                   $ 765,750          $ 876,950
                                                   =========          =========


                                                                             24.

                     LIBERTY BANCORP, INC. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

10.  INCOME TAXES (Cont'd.)

The following table presents a reconciliation between the reported income taxes and the income taxes which would be computed by applying the normal federal income tax rate of 34% to income before income taxes:

                                                                         Year Ended December 31,
                                                                    ---------------------------------
                                                                      1998                    1997
                                                                    ---------               ---------
    Federal income tax expense                                      $ 732,862               $ 826,253
    Increases (reductions) in income taxes resulting from:
       New Jersey savings institution tax,
        net of federal income tax effect                               43,662                  47,333
       Other items, net                                               (10,774)                  3,364
                                                                    ---------               ---------

    Effective income tax                                            $ 765,750               $ 876,950
                                                                    =========               =========

The tax effects of existing temporary differences that give rise to significant portions of deferred tax assets and deferred tax liabilities are as follows:

                                                                                  December 31,
                                                                         --------------------------------
                                                                           1998                   1997
                                                                         ---------              ---------
    Deferred tax assets

    Benefit plans                                                        $  88,084              $  84,742
    Deferred loan fees                                                      62,947                 80,311
    Uncollected interest                                                    13,061                 49,729
    Allowance for loss on loans                                            280,052                267,628
    Other items                                                               --                    1,433
                                                                         ---------              ---------

                                                                           444,144                483,843
                                                                         ---------              ---------
    Deferred tax liabilities

    Unrealized gain on securities available for sale                       343,671                235,074
    Depreciation                                                           125,692                128,936
    Bad debt deduction in excess of base year                              269,915                325,439
                                                                         ---------              ---------

                                                                           739,278                689,449
                                                                         ---------              ---------

    Net deferred tax liabilities included in other liabilities           $(295,134)             $(205,606)
                                                                         =========              =========

Refundable income taxes of $14,606 at December 31, 1998 are included in other assets. Current income tax liabilities of $192,516 at December 31, 1997 are included in other liabilities.


                                                                             25.

                     LIBERTY BANCORP, INC. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

11.  COMMITMENTS AND CONTINGENCIES

The Bank is a party to financial instruments with off-balance-sheet risk in the normal course of business to meet the financing needs of its customers and reduce its own exposure to fluctuations in interest rates. These financial instruments include commitments to extend credit and purchase securities. The commitments involve, to varying degrees, elements of credit and interest rate risk in excess of the amount recognized in the consolidated statement of financial condition. The Bank's exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit is represented by the contractual notional amount of those instruments. The Bank uses the same credit policies in making commitments as it does for on-balance-sheet instruments.

Commitments to extend credit are agreements to lend a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since commitments may expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The Bank evaluates each customer's creditworthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary by the Bank upon extension of credit, is based on management's credit evaluation of the counterparty. Collateral held varies but primarily includes residential real estate.

Commitments to purchase securities are contracts for delayed delivery of securities in which the seller agrees to make delivery at a specified future date of a specified instrument, at a specified price or yield. Risks arise from the possible inability of counterparties to meet the terms of their contracts and from movements in securities values and interest rates.

The Bank has the following outstanding commitments to originate loans, expiring in three months or less:

                                                            December 31,
                                                    ----------------------------
                                                       1998              1997
                                                    ----------        ----------
    Mortgage                                        $4,934,000        $1,950,000
    Fixed rate home equity loans                       297,000            74,000
    Home equity credit lines                              --              29,000
                                                    ----------        ----------

                                                    $5,231,000        $2,053,000
                                                    ==========        ==========

At December 31, 1998, of the $5,231,000 in commitments to originate loans, $3,082,000 are for loans at fixed interest rates ranging from 6.50% to 7.375% and $2,149,000 are for loans at adjustable interest rates with initial rates ranging from 6.49% to 7.00%.

At December 31, 1997, the Bank had outstanding $150,000 in loan participation purchase commitments. Loan participation purchase commitments represent commitments to purchase participation interests in loans where the interest rate will be set at the funding date based upon the Federal Home Loan Bank of New York C.I.P. advance rates plus a margin.


                                                                             26.

                     LIBERTY BANCORP, INC. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

11.  COMMITMENTS AND CONTINGENCIES (Cont'd.)

At December 31, 1998 and 1997, outstanding commitments related to unused home equity lines of credit totalled approximately $3,141,000 and $3,098,000, respectively. Commitments under home equity credit line programs represent undisbursed funds from approved lines of credit. Unless specifically cancelled by notice from the Bank, these are firm commitments to the respective borrowers on demand. The lines of credit are secured by one-to-four family residential property owned by the borrowers. The interest rate charged for any month on funds disbursed under the Homeowners' Equity Credit Line Program is 1.75% above the prime rate as most recently published in The Wall Street Journal prior to the last business day of the month immediately preceding the month in which the billing cycle begins. The interest rate charged under the Preferred Home Equity Credit Line is fixed at 6.49% for one year, and thereafter is adjusted monthly to a rate of 1.00% above the prime rate as discussed above.

Rentals, including related expenses, under long-term operating leases for certain branch offices amounted to approximately $168,000 and $178,000 for the years ended December 31, 1998 and 1997, respectively. At December 31, 1998, the minimum rental commitments under all noncancellable leases with initial or remaining terms of more than one year and expiring through March 31, 2002 are as follows:

                    Year Ending                  Minimum
                    December 31,                   Rent
                    ------------                 --------
                       1999                      $175,000
                       2000                       150,000
                       2001                       105,000
                       2002                        27,000
                                                 --------

                                                 $457,000
                                                 ========

See note 14 to consolidated financial statements.

The Bank also has, in the normal course of business, commitments for services and supplies. Management does not anticipate losses on any of these transactions.

The Bank is also a party to litigation which arises primarily in the ordinary course of business. In the opinion of management, the ultimate disposition of such litigation should not have a material effect on consolidated financial position or operations.

12.  FAIR VALUE OF FINANCIAL INSTRUMENTS

The fair value of a financial instrument is defined as the amount at which the instrument could be exchanged in a current transaction between willing parties, other than a forced or liquidation sale. Significant estimations were used for the purposes of this disclosure. Estimated fair values have been determined using the best available data and estimation methodology suitable for each category of financial instruments. The estimation methodologies used and assumptions made in estimating fair values of financial instruments are set forth below.


                                                                             27.

                     LIBERTY BANCORP, INC. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

12.  FAIR VALUE OF FINANCIAL INSTRUMENTS (Cont'd.)

     Cash and cash equivalents and interest receivable

     The carrying amounts for cash and cash equivalents and interest receivable approximate fair value because they mature in three months or less.

     Securities

     The fair values for securities available for sale are based on quoted market or dealer prices, if available. If quoted market or dealer prices are not available, fair value is estimated using quoted market prices for similar securities.

     Loans receivable

     Fair value is estimated by discounting future cash flows, using the current rates at which similar loans would be made to borrowers with similar credit ratings and for the same remaining maturities, of such loans.

     Deposits

     The fair value of demand deposits, savings accounts and club accounts is equal to the amount payable on demand at the reporting date. The fair value of certificates of deposit is estimated by discounting future cash flows, using rates currently offered for deposits of similar remaining maturities. The fair value estimates do not include the benefit that results from the low-cost funding provided by deposit liabilities compared to the cost of borrowing funds in the market.

     Commitments

     The fair value of loan commitments is estimated using fees currently charged to enter into similar agreements taking into account the remaining terms of the agreements and the present creditworthiness of the counterparties. For fixed rate loan commitments, fair value also considers the difference between current levels of interest and the committed rates.


                                                                             28.

                     LIBERTY BANCORP, INC. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

12.  FAIR VALUE OF FINANCIAL INSTRUMENTS (Cont'd.)

The carrying amounts and fair values of financial instruments are as follows:

                                                                          December 31,
                                               ------------------------------------------------------------------
                                                           1998                                  1997
                                               -----------------------------         ----------------------------
                                               Carrying          Estimated           Carrying         Estimated
                                                Amount           Fair Value           Amount          Fair Value
                                               --------           ----------         --------          ----------
                                                                        (In Thousands)
    Financial assets

    Cash and cash equivalents                  $ 13,824           $ 13,824           $  5,931           $  5,931
    Securities available for sale                62,735             62,735             53,918             53,918
    Loans receivable                            177,877            181,861            152,200            154,192
    Interest receivable                           1,316              1,316              1,220              1,220

    Financial liabilities

    Deposits                                    223,270            224,714            198,363            198,717

    Commitments

    To originate loans                            5,231              5,231              2,053              2,053
    Unused lines of credit                        3,141              3,141              3,098              3,098
    Loan participation purchase                    --                 --                  150                150

The fair value estimates are made at a discrete point in time based on relevant market information and information about the financial instruments. Because no market exists for a significant portion of the financial instruments, fair value estimates are based on judgments regarding future expected loss experience, current economic conditions, risk characteristics of various financial instruments, and other factors. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and, therefore, cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

In addition, the fair value estimates were based on existing on-and-off balance sheet financial instruments without attempting to value anticipated future business and the value of assets and liabilities that are not considered financial instruments. Other significant assets and liabilities that are not considered financial assets and liabilities include premises and equipment and advances from borrowers for taxes and insurance. In addition, the tax ramifications related to the realization of the unrealized gains and losses can have a significant effect on fair value estimates and have not been considered in any of the estimates.

Finally, reasonable comparability between financial institutions may not be likely due to the wide range of permitted valuation techniques and numerous estimates which must be made given the absence of active secondary markets for many of the financial instruments. This lack of uniform valuation methodologies introduces a greater degree of subjectivity to these estimated fair values.


                                                                             29.

                     LIBERTY BANCORP, INC. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

13.  SUBSEQUENT EVENTS

     Repurchase of common stock

     The Company received the necessary regulatory approval to repurchase 275,046 shares of common stock in the open market. As of February 12, 1999, 186,500 shares were repurchased at an aggregate cost of $1,899,000.

     Recognition and Retention Plan

     On February 3, 1999, the Company established the 1999 Recognition and Retention Plan ("RRP") to provide key employees and non-employee directors of the Company and their affiliates with a proprietary interest in the Company in a manner designed to encourage such persons to remain with the Company and its affiliates. The Company intends to contribute shares or sufficient funds for the RRP to acquire 73,345 of authorized but unissued shares of common stock of the Company, which will be available to be awarded to employees and non-employee directors. Under the RRP, awards are granted in the form of common stock held by the RRP trust. The awards vest over a period of time at a rate not to exceed 20% per year beginning one year from the date of grant.

     Stock Option Plan

     The Company adopted the 1999 Stock Option Plan ("Stock Option Plan") authorizing the granting of stock options and limited rights to officers, employees and non-employee directors of the Company and the Bank to purchase 183,364 shares of Company common stock. Options granted under this plan may be either options that qualify as incentive stock options as defined in Section 422 of the Internal Revenue Code of 1986 as amended, or non-statutory options. Options will be exercisable on a cumulative basis in equal installments at the rate of 20% per year commencing one year from the date of grant.

     All options granted will be exercisable in the event the optionee terminates employment due to death or disability. The options expire ten years from the date of grant. The Company granted "limited rights" with respect to shares covered by options granted to officers and employees, which enables the optionee, upon a change of control of the Company or the Bank, to elect to receive cash for each option granted, equal to the difference between the exercise price of the option and the fair market value of the common stock on the date of exercise of the limited rights. In 1999, the Company granted options for 55,000 shares to non-employee directors and 118,000 shares to officers and employees.

     Proposed Branch Locations

     The Bank received necessary regulatory approvals to open three new branches in Edison, Milltown and Monroe Township, New Jersey. The Bank also received regulatory approval to relocate its Linden, New Jersey branch.

     The Bank signed a twenty year capital lease for the new location of the Linden branch, effective March 1, 1999, at an annual lease payment of $150,000. The Bank also entered into a five year operating lease for the new Edison branch office, to be opened at an unspecified date, with an annual lease payment of $125,000, which will be effective when the property is ready for occupancy.


                                                                             30.

                     LIBERTY BANCORP, INC. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

14.  PARENT ONLY FINANCIAL INFORMATION

The Company operates its wholly owned subsidiary, the Bank. The earnings of the Bank are recognized by the Company under the equity method of accounting. The following are the condensed financial statements for the Company (Parent Company only) as of and for the period ended December 31, 1998. The Company had no earnings prior to June 30, 1998.

     Condensed statement of financial condition



                                                                    December 31,
                                                                        1998
                                                                    ------------
         Assets

         Cash and cash equivalents                                  $   120,319
         Investment in Liberty Bank                                  25,536,981
         ESOP loan receivable                                         1,393,565
         Receivable from Liberty Bank                                 7,398,861
                                                                    -----------

              Total assets                                          $34,449,726
                                                                    ===========

         Liabilities and stockholder's equity

         Income taxes payable                                       $    16,668
         Stockholders' equity                                        34,433,058
                                                                    -----------

             Total liabilities and stockholders' equity             $34,449,726
                                                                    ===========


                                                                             31.

                     LIBERTY BANCORP, INC. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

14.  PARENT ONLY FINANCIAL INFORMATION (Cont'd.)

     Condensed statement of income

                                                                From Inception
                                                               June 30, 1998 to
                                                                 December 31,
                                                                     1998
                                                               ----------------

         Interest                                                  $ 59,984
         Equity earnings in Liberty Bank                            738,151
                                                                   --------

                                                                    798,135

         Expenses                                                    13,012
                                                                   --------

         Income before income taxes                                 785,123
         Income taxes                                                16,668
                                                                   --------

         Net income                                                $768,455
                                                                   ========


                                                                             32.

                     LIBERTY BANCORP, INC. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

14.  PARENT ONLY FINANCIAL INFORMATION (Cont'd.)

     Condensed statement of cash flows


                                                                 From Inception
                                                                June 30, 1998 to
                                                                  December 31,
                                                                      1998
                                                                ----------------

    Cash flow from operating activities

    Net income                                                    $    768,455
    Equity earnings on Liberty Bank                                   (738,151)
    Increase in other liabilities                                       16,668
                                                                  ------------

       Net cash provided by operating activities                        46,972
                                                                  ------------

    Investing activities

    Increase in loan receivable from Liberty Bank                   (7,398,861)
    Net increase in loan receivable from ESOP                       (1,393,565)
    Purchase of 100% of the outstanding stock of Liberty Bank       (8,865,770)
                                                                  ------------

       Net cash (used) in investing activities                     (17,658,196)
                                                                  ------------

    Financing activities

    Net proceeds from sale of common stock                          17,731,543
                                                                  ------------

       Net cash provided by financing activities                    17,731,543
                                                                  ------------

    Net increase in cash and cash equivalents                          120,319
    Cash and cash equivalents at beginning of period                      --

    Cash and cash equivalents at end of period                    $    120,319
                                                                  ============


                                                                             33.

                     LIBERTY BANCORP, INC. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

15.  QUARTERLY FINANCIAL DATA (UNAUDITED

Year Ended December 31, 1998

                                           First              Second               Third              Fourth
                                          Quarter             Quarter             Quarter             Quarter
                                          -------             -------             -------             -------
                                                       (In Thousands Except Per Share Data)
Interest income                            $3,753              $3,911              $4,201              $4,149
Interest expense                            2,305               2,451               2,448               2,613
                                           ------              ------              ------              ------

   Net interest income                      1,448               1,460               1,753               1,536

Provision for loan losses                      15                  15                  15                --
Non-interest income                            84                  73                  75                  79
Non-interest expense                        1,023               1,035               1,175               1,074
Income taxes                                  186                 172                 221                 187
                                           ------              ------              ------              ------

Net income                                 $  308              $  311              $  417              $  354
                                           ======              ======              ======              ======
Net income per common
 share: Basic/diluted                      N/A (1)             N/A (1)             $ 0.11              $ 0.09
                                           ======              ======              ======              ======

Year Ended December 31, 1997

                                           First              Second               Third              Fourth
                                          Quarter             Quarter             Quarter             Quarter
                                          -------             -------             -------             -------
                                                       (In Thousands Except Per Share Data)
Interest income                            $3,621              $3,768              $3,940              $3,754
Interest expense                            2,125               2,230               2,335               2,314
                                           ------              ------              ------              ------

   Net interest income                      1,496               1,538               1,605               1,440

Provision for loan losses                      50                  50                  50                  50
Non-interest income                            62                  82                 109                 189
Non-interest expense                          954                 961                 973               1,003
Income taxes                                  224                 238                 264                 151
                                           ------              ------              ------              ------

Net income                                 $  330              $  371              $  427              $  425
                                           ======              ======              ======              ======
Net income per common
 share:  Basic/diluted                     N/A (1)             N/A (1)             N/A (1)             N/A (1)
                                           ======              ======              ======              ======

(1)  Liberty Bancorp, Inc. converted to stock form on June 30, 1998.


                                                                             34.

                     LIBERTY BANCORP, INC. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

16.  IMPACT OF NEW ACCOUNTING STANDARDS

In June 1998, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 133, "Accounting for Derivative Instruments and Hedging Activities". SFAS No. 133 establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts (collectively referred to as derivatives), and for hedging activities. It requires that an entity recognize all derivatives as either assets or liabilities in the statements of financial position and measure those instruments at fair value. If certain conditions are met, a derivative may be specifically designated as (a) a hedge of the exposure to changes in the fair value of a recognized asset or liability or an unrecognized firm commitment, (b) a hedge of the exposure to variable cash flows of a forecasted transaction, or (c) a hedge of the foreign currency exposure of a net investment in a foreign operation, an unrecognized firm commitment, an available-for-sale security, or a foreign-currency-denominated forecasted transaction. The accounting for changes in the fair value of a derivative (that is, gains and losses) depends on the intended use of the derivative and the resulting designation.

At the date of initial application of SFAS No. 133, an entity may transfer any held-to-maturity security into the available-for-sale category or the trading category. An entity will then be able in the future to designate a security transferred into the available-for-sale category as the hedged item, or its variable interest payments as the cash flow hedged transactions, in a hedge of the exposure to changes in market interest rates, changes in foreign currency exchange rates, or changes in the overall fair value. (SFAS No. 133 precludes a held-to-maturity security from being designated as the hedged item in a fair value hedge of market interest rate risk or the risk of changes in its overall fair value and precludes the variable cash flows of a held-to-maturity security from being designated as the hedged transaction in a cash flow hedge of market interest rate risk). SFAS No. 133 provides that such transfers from the held-to-maturity category at the date of initial adoption shall not call into question an entity's intent to hold other debt securities to maturity in the future.

SFAS No. 133 is effective for all fiscal quarters of all fiscal years beginning after June 15, 1999, the quarter ended March 31, 2000 for the Company and subsidiaries. Initial application shall be as of the beginning of an entity's fiscal quarter. Earlier application of all of the provisions of SFAS No. 133 is permitted only as of the beginning of a fiscal quarter. Earlier application of selected provisions or retroactive application of provisions of SFAS No. 133 are not permitted.

Management of the Company has not yet determined when SFAS No. 133 will be implemented, but does not believe the ultimate implementation of SFAS No. 133 will have a material impact on their consolidated financial position or results of operations.


                                                                             35.

                             STOCKHOLDER INFORMATION

Annual Meeting

The Annual Meeting of Stockholders will be held at 10:00 a.m. on May 12, 1999 at the Columbia Country Club, 300 Colonia Boulevard, Colonia, New Jersey 07067.

Stock Listing

The Company's Common Stock trades over-the-counter on the Nasdaq National Market under the symbol "LIBB."

Special Counsel

Luse Lehman Gorman Pomerenk & Schick, P.C.
5335 Wisconsin Avenue, N.W., Suite 400
Washington, D.C.  20015

Independent Auditors

Radics & Co., LLC
55 U.S. Highway #46
Pine Brook, NJ 07058

Transfer Agent

ChaseMellon Shareholder Services, L.L.C.
85 Challenger Road, Overpeck Centre
Ridgefield Park, NJ 07660

Annual Report on Form 10-KSB

A copy of the Company's Form 10-KSB for the fiscal year ended December 31, 1998, will be furnished without charge to stockholders as of April 6, 1999, upon written request to the Secretary, Liberty Bancorp, Inc., 1410 St. Georges Avenue, Avenel, New Jersey 07001.