Form 10-K, Exhibit 13
period 1999-12-31
LIBERTY BANCORP INC /NJ/
filed 2000-03-30
CIK 1057570

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

                                                                              At December 31,
                                                                   --------------------------------------
                                                                     1999           1998           1997
                                                                   --------       --------       --------
                                                                               (In Thousands)
Financial Condition Data:

Total assets ................................................      $283,269       $260,447       $217,437
Loans receivable, net .......................................       202,031        177,877        152,200
Securities available for sale ...............................        48,707         62,735         53,917
Deposits ....................................................       220,533        223,270        198,363
Equity capital ..............................................        31,948         34,433         16,541

                                                                           Year Ended December 31,
                                                                   --------------------------------------
                                                                     1999           1998           1997
                                                                   --------       --------       --------
                                                                               (In Thousands)
Operating Data:

Interest income .............................................      $ 18,205       $ 16,014       $ 15,083
Interest expense ............................................        10,941          9,817          9,004
                                                                   --------       --------       --------
Net interest income .........................................         7,264          6,197          6,079
Provision for loan losses ...................................            60             45            200
                                                                   --------       --------       --------
Net interest income after provision for loan losses .........         7,204          6,152          5,879
                                                                   --------       --------       --------
Non-interest income .........................................           338            311            442
                                                                   --------       --------       --------
Non-interest expense ........................................         5,276          4,307          3,891
                                                                   --------       --------       --------
Income before income taxes ..................................         2,266          2,156          2,430
Income taxes ................................................           826            766            877
                                                                   --------       --------       --------
Net income ..................................................      $  1,440       $  1,390       $  1,553
                                                                   ========       ========       ========

                       KEY OPERATING RATIOS AND OTHER DATA

                                                                                                          At or For The Year
                                                                                                          Ended December 31,
                                                                                                    ------------------------------
                                                                                                     1999        1998        1997
                                                                                                    ------      ------      ------
Selected Ratios:

Performance Ratios:
   Return on assets (ratio of net income to average total assets) ..............................      0.52%       0.58%       0.73%
   Return on equity (ratio of net income to average equity) ....................................      4.51%       5.44%       9.95%
   Average interest rate spread during period (1) ..............................................      2.17%       2.05%       2.54%
   Net interest margin (net interest income divided by average interest-earning assets) ........      2.71%       2.63%       2.92%
   Operating expenses to average total assets ..................................................      1.92%       1.79%       1.84%
   Average interest-earning assets to average interest-bearing liabilities .....................    113.37%     114.02%     108.77%

Asset Quality Ratios:
   Non-performing assets to total assets .......................................................      0.18%       0.27%       0.49%
   Allowance for loan losses to non-performing loans ...........................................    187.62%     126.67%      77.41%
   Allowance for loan losses to total loans receivable .........................................      0.39%       0.43%       0.48%

Capital Ratios:
   Equity to total assets at end of period .....................................................     11.31%      13.22%       7.61%
   Average equity to average assets ............................................................     11.60%      10.61%       7.37%

Other Data:
   Number of full service customer facilities at end of period .................................        5           4           4

------------------
(1) Interest rate spread represents the difference between the weighted average yield on average interest-earning assets and the weighted average cost of average interest-bearing liabilities.

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

      The Bank has pursued the following strategies to manage interest rate risk: (1) originating one-to-four family adjustable rate mortgage ("ARM") loans,
(2) increasing adjustable rate home equity lending and fixed-rate home equity lending with maturities of five years or less, (3) purchasing adjustable rate mortgage-backed securities guaranteed by Fannie Mae, Freddie Mac or GNMA, and
(4) investing in shorter-term securities which generally have lower yields compared to longer term investments, but which better position the Bank to reinvest its assets if market interest rates increase.

      The Bank's current investment strategy is to maintain a securities portfolio that provides a source of liquidity and that contributes to the Bank's overall profitability and asset mix within given quality and maturity considerations. The securities portfolio consists primarily of U.S. Treasury, Federal Government and government sponsored corporation securities. Of the Bank's investment securities and mortgage-backed securities, other than Federal Home Loan Bank ("FHLB") stock, 71% are classified as available for sale to provide management with the flexibility to make adjustments to the portfolio in the event of changes in interest rates, to fulfill unanticipated liquidity needs, or to take advantage of alternative investment opportunities.

      Net Portfolio Value. The Bank measures the market value of its assets, liabilities and off-balance sheet items to calculate the net portfolio value
(NPV). The NPV is then tested through calculations in six interest rate scenarios which assume an instantaneous and permanent change in market interest rates up or down from 1% to 3% (100 to 300 basis points). The following table presents the Bank's NPV at December 31, 1999, as calculated by the Office of Thrift Supervision (OTS), which is based upon quarterly information that the Bank provided voluntarily to the OTS.

                            Percentage Change in Net Portfolio Value
            -------------------------------------------------------------------
                Changes                       Board
               in Market       Projected      Policy       Estimated  Amount of
            Interest Rates     Change (1)    Guidelines       NPV       Change
            --------------     ----------    ----------    ---------  ---------
            (basis points)                                (Dollars in Thousands)

                 300            (75.00)%      (75.00)%       $5,564   ($17,768)
                 200            (48.00)%      (50.00)%       12,178    (11,454)
                 100            (23.00)%      (37.50)%       18,256     (5,376)
                   0                -0-           --         23,632         -0-
                (100)            18.00%        15.00%        27,773      4,141
                (200)            31.00%        25.00%        30,905      7,273
                (300)            39.00%        50.00%        32,865      9,233

--------------

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

Comparison of Financial Condition

      Assets. Total assets for the year ended December 31, 1999 increased by $22.9 million, or 8.76%, to $283.3 million from $260.4 million at December 31, 1998. The increase resulted primarily from an increase of $24.1 million, or 13.6%, in loans receivable to $202.0 million from $177.9 million. Decreases of $10.3 million, or 83.4%, in interest bearing deposits to $2.0 million at December 31, 1999 from $12.3 million at December 31, 1998 and securities available for sale of $14.0 million, or 22.4%, to $48.7 million at December 31, 1999 from $62.7 million at December 31, 1998 were largely offset by an increase in securities held to maturity to $19.4 million at December 31, 1999. At December 31, 1998 there were no securities held to maturity.

      Liabilities. Total liabilities for the year ended December 31, 1999 increased by $25.2 million, or 11.2%, to $251.2 million from $226.0 million at December 31, 1998. The increase was primarily due to a $24.8 million increase in borrowings under repurchase agreements with the Federal Home Loan Bank ("FHLB"). At December 31, 1998, the Company had no outstanding borrowings. This was partially offset by a decrease in deposits of $2.7 million, or 1.2%, to $220.5 million at December 31, 1999 from $223.3 million at December 31, 1998.

      Total Equity. Total equity as of the year ended December 31, 1999 decreased by $2.4 million, or 7.21%, to $32 million from $34.4 million at December 31, 1998. This decrease was the result of $2.8 million utilized to repurchase shares of Company common stock under repurchase programs initiated in 1999.

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

      The following table sets forth certain information relating to the Bank at December 31, 1999, and for the years ended December 31, 1999, 1998, and 1997. For the periods indicated, the total dollar amount of interest income from average interest-earning assets and the resultant yields, as well as the interest expense on average interest-bearing liabilities and the resultant cost, is expressed both in dollars and rates. No tax equivalent adjustments were made. All average balances are monthly averages.


                                                                       ------------------------------
                                               At December 31, 1999                  1999
                                               --------------------    ------------------------------
                                                            Yield/     Average                 Yield/
                                               Balance       Cost      Balance    Interest      Cost
                                               -------       ----      -------    --------      ----
Interest-earning assets:
Loans receivable (1)(2) ...............       $202,031       7.25%    $189,917    $ 13,578      7.15%
Mortgage-backed securities ............         48,707       6.61       58,159       3,365      5.79
Investment securities .................         19,468       6.07       14,506         919      6.34
Other interest-earning assets .........          4,404       6.50        5,196         343      6.60
                                              --------                --------    --------
Total interest-earning assets .........        274,610       7.04      267,778      18,205      6.80
                                                                                  --------
Non-interest earning assets ...........          8,659                   7,396
                                              --------                --------
Total assets ..........................       $283,269                $275,174
                                              ========                ========

Interest-bearing liabilities:
   Interest bearing deposits
       Demand .........................         12,238       1.78       12,465         218      1.75
       Savings and club ...............         51,419       3.00       50,986       1,389      2.72
       Certificates of deposit ........        151,985       5.23      155,971       8,360      5.36
   Borrowed funds .....................         27,396       5.72       16,780         974      5.80
                                              --------                --------    --------
Total interest-bearing liabilities ....        243,038       4.63      236,202      10,941      4.63
                                                                                  --------
Non-interest bearing liabilities ......          8,283                   7,062
Stockholders' equity ..................         31,948                  31,910
                                              --------                --------
Total liabilities and retained earnings       $283,269                $275,174
                                              ========                ========

Net interest income ...................                                           $  7,264
                                                                                  ========

Net interest rate spread ..............                                                         2.17%
                                                                                                ====

Net yield on average
  interest-earning assets .............                                                         2.72%
                                                                                                ====

Ratio of average interest-earning
   assets to interest-bearing
   liabilities.........................                                   1.13x
                                                                          ====

                                                                    Years Ended December 31,
                                                 -----------------------------------------------------------------
                                                               1998                               1997
                                                 -------------------------------     -----------------------------
                                                 Average                  Yield/     Average                Yield/
                                                 Balance     Interest      Cost      Balance    Interest     Cost
                                                 -------     --------      ----      -------    --------     ----
                                                                       (Dollars in Thousands)
Interest-earning assets:
Loans receivable (1)(2) ...............         $164,067     $ 12,239      7.46%    $144,513    $ 10,944     7.57%
Mortgage-backed securities ............           52,406        2,681      5.12       53,333       3,536     6.63
Investment securities .................              915           59      6.45        3,126         197     6.30
Other interest-earning assets .........           18,264        1,035      5.66        7,086         406     5.73
                                                --------     --------               --------    --------
Total interest-earning assets .........          235,652       16,014      6.80      208,058      15,083     7.25
                                                             --------                           --------
Non-interest earning assets ...........            4,888                               3,572
                                                --------                            --------
Total assets ..........................         $240,540                            $211,630
                                                ========                            ========

Interest-bearing liabilities:
   Interest bearing deposits
       Demand .........................         $ 12,049          220      1.83     $ 12,358         244     1.97
       Savings and club ...............           47,914        1,464      3.06       44,803       1,346     3.00
       Certificates of deposit ........          146,704        8,133      5.54      132,467       7,318     5.52
   Borrowed funds .....................               --           --                  1,663          96     5.77
                                                --------     --------               --------    --------
Total interest-bearing liabilities ....          206,667        9,817      4.75      191,291       9,004     4.71
                                                             --------                           --------
Non-interest bearing liabilities ......            8,348                               4,734
Stockholders' equity ..................           25,525                              15,605
                                                --------                            --------
Total liabilities and retained earnings         $240,540                            $211,630
                                                ========                            ========

Net interest income ...................                      $  6,197                           $  6,079
                                                             ========                           ========

Net interest rate spread ..............                                    2.05%                             2.54%
                                                                           ====                              ====

Net yield on average
  interest-earning assets .............                                    2.63%                             2.92%
                                                                           ====                              ====

Ratio of average interest-earning
   assets to interest-bearing
   liabilities.........................             1.14x                               1.09x
                                                    ====                                ====

------------------
(1)   Calculated net of deferred loan fees and discounts and loans in process.
(2)   Includes non-accrual loans.

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

                                                                 Year Ended                                 Year Ended
                                                     December 31, 1999 vs December 31, 1998  December 31, 1998 vs December 31, 1997
                                                              Increase (Decrease)                      Increase (Decrease)
                                                                    Due to                                    Due to
                                                     --------------------------------------  --------------------------------------
                                                       Volume        Rate          Total        Volume         Rate          Total
                                                      -------       -------       -------       -------       -------       -------
                                                                                      (In Thousands)
Interest income:
     Loans receivable ..........................      $ 1,848       $  (509)      $ 1,339       $ 1,458       $  (163)      $ 1,295
     Mortgage Backed Securities ................          333           351           684           (50)         (805)         (855)
     Investment Securities .....................          862            (2)          860          (143)            5          (138)
     Other interest-earning assets .............         (862)          170          (692)          633            (4)          629
                                                      -------       -------       -------       -------       -------       -------
         Total interest income .................        2,181            10         2,191         1,898          (967)          931
                                                      -------       -------       -------       -------       -------       -------
Interest expense:
     Interest-bearing demand ...................            7            (9)           (2)           (6)          (18)          (24)
     Savings and club accounts .................           88          (163)          (75)           95            23           118
     Certificates of deposit ...................          496          (269)          227           789            26           815
     Borrowed funds ............................          974           -0-           974           (96)          -0-           (96)
                                                      -------       -------       -------       -------       -------       -------
     Total interest expense ....................        1,565          (441)        1,124           782            31           813
                                                      -------       -------       -------       -------       -------       -------

Change in interest income ......................      $   616       $   451       $ 1,067       $ 1,116       $  (998)      $   118
                                                      =======       =======       =======       =======       =======       =======

Comparison of Operating Results

      General. Net income depends primarily on its level of net interest income, which is the difference between interest earned on interest-earning assets, consisting primarily of one-to-four family mortgage loans, mortgage-backed securities, home equity loans, commercial real estate loans, multi-family real estate loans, and investment securities, and the interest paid on interest-bearing liabilities, consisting primarily of deposits. Net interest income is affected primarily by (i) the interest rate spread, which is the difference between the average yield earned on interest-earning assets and the average rate paid on interest-bearing liabilities, and by (ii) the average balance of interest-earning assets as compared to interest-bearing liabilities. Net income is also affected by its level of non-interest income consisting primarily of fees and service charges on deposits and loans, and gains on sale of securities, loans and other assets, as well as its level of non-interest expense, including salaries and employee benefits, occupancy, equipment, advertising, deposit insurance, professional services and other non-interest expenses.

      Interest Income. Interest income increased by $2.2 million, or 13.7%, to $18.2 million for the year ended December 31, 1999 from $16.0 million for the prior year. The increase was the result of a $1.5 million increase in income on securities and a $1.3 million increase in interest on loans, which were partially offset by a $692,000 decrease in interest on other earning assets. The increase in income from securities was partly due to a $19.3 million, or 36.3%, increase in the average balances on securities combined with a 76 basis point increase, to 5.90% from 5.14%, in the average yield on the portfolio. The increase in income on loans was partly due to the $25.8 million, or 15.7% increase in the average balance of loans to $189.9 million from $164.1 million. This was partially offset by a reduction of 31 basis points, to 7.15% from 7.46%, in the average yield in the portfolio.

      Interest on other earning assets decreased by $692,000, or 66.9%, to $343,000 from $1.0 million. The decrease was largely the result of a decline of $13.1 million, or 71.6%, in average balances to $5.2 million from $18.3 million.

      Interest income increased by $931,000, or 6.2%, to $16.0 million for the year ended December 31, 1998 from $15.1 million for the prior year. The increase was the result of a $1.3 increase in income on loans and a $629,000 increase in income on other earning assets, which were partially offset by a $993,000 decrease in income from mortgage backed and other securities. The increase in income from loans was due to a $19.6 million, or 13.6% increase in the average balance of loans to $164.1 million from $144.5 million, which was partially offset by an 11 basis point decrease in average yield on loans to 7.46% in 1998 from 7.57% in 1997. The lower interest rate environment led to refinances in the loan portfolio and is responsible for the decline in average yield in the portfolio.

      Interest on other earning assets increased by $629,000, or 154.9%, to $1.0 million for the year ended December 31, 1998, from $406,000 for the prior year. The increase in income on other earning assets is largely the result of higher average balances in 1998 compared with 1997. The average balance of other earning assets increased by $11.2 million, or 157.7%, to $18.3 million for the year ended December 31, 1998 from $7.1 million for the year ended December 31, 1997.

      Interest Expense. Interest expense increased $1.1 million, or 11.45%, to $10.9 million for the year ended December 31, 1999 from $9.8 million for the prior year. The increase was the result of an increase in the average balance of borrowed funds to $16.8 million for the year ended December 31, 1999 from zero in the prior year. Additionally, the average balance on interest bearing deposits increased by $12.7 million, or 6.17%, to $219.4 million for the year ended December 31, 1999 from $206.7 million for the prior year. This increase was partially offset by a reduction in the average cost of interest bearing deposits of 21 basis points to 4.54% for the year ended December 31, 1999 from 4.75% for the prior year.

      Interest expense increased by $813,000, or 9.0%, to $9.8 million for the year ended December 31, 1998 from $9.0 million for the prior year. This increase was the result of an increase in average interest bearing deposits by $15.4 million, or 8.0%, to $206.7 million for the year ended December 31, 1998 from $191.3 million for the year ended December 31, 1997. Additionally, the average cost of funds increased by 4 basis points to 4.75% at December 31, 1998 from 4.71% at December 31, 1997.

      Net Interest Income. Net interest income increased by $1.1 million, or 17.2%, to $7.3 million for the year ended December 31, 1999 from $6.2 million for the prior year. The increase is the combined result of a higher yielding investment portfolio and a reduction of the cost of deposits.

      Net interest income increased by $118,000, or 1.9%, to $6.2 million for the year ended December 31, 1998 from $6.1 million for the prior year. The increase in net interest income resulted from the increase in average interest earning assets relative to the increase in average interest bearing liabilities. The asset growth was partially funded by the proceeds of the Company's offering of common stock which was completed on June 30, 1998.

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

      The Bank provided $60,000 and $45,000 in loan loss provisions during the years ended December 31, 1999 and 1998, respectively. At December 31, 1999 and 1998, the Bank's allowance for loan losses was $788,000 and $760,000, respectively, and the Bank's loans delinquent for ninety days or more were $420,000 and $600,000, respectively. The Bank's allowance for loan losses as a percentage of total nonperforming loans at December 31, 1999 and 1998 was 187.62% and 126.67%, respectively. Management believes that, based on information currently available, the Bank's allowance for loan losses is sufficient to cover losses inherent in its loan portfolio at this time. However, future loan loss provisions may be necessary based on changes in general economic conditions. In addition, various regulatory agencies, as an integral part of their examination process, periodically review the allowance for loan losses and may require the Bank to recognize additional provisions based on their judgment of information available to them at the time of their examination.

      Non-interest Income. Non-interest income consists primarily of fees and service charges on deposit accounts and loans, gains on sale of assets, and other income. Non-interest income increased $27,500, or 8.8%, to $338,000 for the year ended December 31, 1999 from $311,000 for the prior year. The increase is the result of an increase in miscellaneous income of $24,800, which includes a $15,600 gain on the trade-in of two automobiles.

      Non-interest income decreased by $131,000, or 29.8%, to $311,000 for the year ended December 31, 1998 from $442,000 for the prior year, as a result of a decrease in gain on sale of securities and student loans of $133,000 from December 31, 1997.

      Non-interest Expense. Non-interest expense increased $969,000, or 22.5%, to $5.3 million for the year ended December 31, 1999 from $4.3 million for the prior year. Compensation and occupancy expenses increased by $450,000, or 22.5% and $199,000, or 46.1%, respectively, related to the establishment of one new branch office, the relocation of one office and the construction of two other offices. Additionally, the Bank initiated a comprehensive marketing program during the year ended December 31, 1999, resulting in an increase of $50,000 in advertising expense. Such a program involves the hiring of a marketing director and associate and an increase in various advertising media expenses.

      Non-interest expense increased by $416,000, or 10.7%, to $4.3 million for the year ended December 31, 1998 from $3.9 million for the prior year. The increase was due to $100,000 of non-recurring expenses related to the Bank's name change, $74,000 in Employee Stock Ownership Plan ("ESOP") expense and increases in the Bank's audit and legal expenses related to the mutual holding company reorganization and stock offering by the Company.

      Provision for Income Taxes. The provision for income taxes was $826,000 and $766,000 for the years ended December 31, 1999 and 1998, respectively, resulting in an effective income tax rate of 36.5% and 35.5%, respectively.

      Net Income. Net income increased by $50,000, or 3.6%, to $1.44 million for the year ended December 31, 1999 from $1.39 million for the prior year. Such increase was primarily the result of an increase of $2.2 million in net interest income offset by a $1.1 million increase in interest expense, a $969,000 increase in the non-interest expenses and a $50,000 increase in income taxes.

      Net income decreased by $163,000, or 10.5%, to $1.39 million for the year ended December 31, 1998 from $1.55 million for the prior year. The decrease was primarily due to an increase of $416,000, or 10.7%, in operations expenses, partially offset by a $118,000 increase in net interest income and a $111,000 decrease in income taxes.

Liquidity and Capital Resources

      The objective of liquidity management is to ensure the availability of sufficient cash flows to meet all financial commitments and to capitalize on opportunities for expansion. Liquidity management addresses the ability to meet deposit withdrawals on demand or at contractual maturity, to repay borrowings as they mature, and to fund new loans and investments as opportunities arise.

      The primary sources of internally generated funds are principal and interest payments on loans receivable, cash flows generated from operations, and cash flows generated by investments. External sources of funds include increases in deposits and advances from the FHLB of New York. At December 31, 1999, the Bank had $4.9 million outstanding commitments to originate loans. If the Bank requires funds beyond its internal funding capabilities, agreements with the FHLB of New York are available to borrow funds up to $70.8 million. At December 31, 1999, approximately $107.6 million in certificates of deposit were scheduled to mature within a year. The Bank's experience has been that a large portion of its maturing certificates of deposit accounts remain on deposit with the Bank.

      The Bank is required under applicable federal regulations to maintain specified levels of "liquid" investments in qualifying types of U.S. Government, federal agency and other investments having maturities of five years or less. Current OTS regulations require that a savings association maintain liquid assets of not less than 4% of its average daily balance of net withdrawable deposit accounts and borrowings payable in one year or less. Monetary penalties may be imposed for failure to meet applicable liquidity requirements. At December 31, 1999, the Bank's liquidity, as measured for regulatory purposes, was in excess of the minimum OTS requirement.

      The Company's primary source of funds, other than income from its investments and principal and interest payments received on the ESOP loan, is capital dividends from the Bank. As a stock savings association, the Bank may not declare or pay a cash dividend on or repurchase any of its capital stock if the effect of such transaction would be to reduce its net worth to an amount which is less than the minimum amount required by applicable federal regulations. At December 31, 1999, the Bank was in compliance with all applicable capital requirements.

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

      SFAS No. 133 is effective for all fiscal quarters of all fiscal years beginning after June 15, 2000, which is the quarter ended March 31, 2001 for the Company and subsidiaries. Initial application shall be as of the beginning of an entity's fiscal quarter. Earlier application of all of the provisions of SFAS No. 133 is permitted only as of the beginning of a fiscal quarter. Earlier application of selected provisions or retroactive application of provisions of SFAS No. 133 are not permitted.

      Management of the Company has not yet determined when SFAS No. 133 will be implemented, but does not believe the ultimate implementation of SFAS No. 133 will have a material impact on its consolidated financial position or results of operations.

Impact of Inflation and Changing Prices

      The consolidated financial statements and related financial data presented herein have been prepared in accordance with GAAP, which requires the measurement of financial position and operating results in terms of historical dollars, without considering changes in relative purchasing power over time due to inflation.

      Unlike most industrial companies, virtually all of the Company's assets and liabilities are monetary in nature. As a result, interest rates generally have a more significant impact on a financial institution's performance than does the effect of inflation.

                        COMMON STOCK AND RELATED MATTERS

      The Company's common stock is listed on the Nasdaq National Market under the symbol "LIBB." As of December 31, 1999, the Company had seven registered market makers, 572 stockholders of record (excluding the number of persons or entities holding stock in street name through various brokerage firms), and 3,621,329 shares outstanding. As of such date, Liberty Bancorp, MHC (the "Mutual Holding Company"), the Company's mutual holding company, held 2,067,729 shares of common stock and stockholders other than the Mutual Holding Company held 1,553,600 shares.

      The following table sets forth market price and dividend information for the Common Stock since the completion of the Bank's reorganization and stock offering on June 30, 1998.

        Fiscal Year Ended                                        Cash Dividends
        December 31, 1999              High           Low           Declared
        -----------------            -------        -------      --------------

         Fourth quarter              $  6.69        $  5.88        $  .025
         Third quarter                  7.88           6.00           .025
         Second quarter                 9.88           7.25           .020
         First quarter                 10.44           8.75           .020


        Fiscal Year Ended                                        Cash Dividends
        December 31, 1998              High           Low           Declared
        -----------------            -------        -------      --------------

         Third quarter               $ 11.69        $  9.38        $   --
         Fourth quarter                 9.75           7.25            --

      Payment of dividends on the Company's common stock is subject to determination and declaration by the Board of Directors and depends upon a number of factors, including capital requirements, regulatory limitations on the payment of dividends by the Bank to the Company, the Company's results of operations and financial condition, tax considerations and general economic conditions. No assurance can be given that dividends will be declared or, if declared, what the amount of dividends will be, or whether such dividends, once declared, will continue.

                          INDEPENDENT AUDITORS' REPORT

To The Board of Directors
Liberty Bancorp, Inc.

We have audited the accompanying consolidated statements of financial condition of Liberty Bancorp, Inc. (the "Company") and Subsidiaries as of December 31, 1999 and 1998 and the related consolidated statements of income, comprehensive income, stockholders' equity and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to in the second preceding paragraph present fairly, in all material respects, the consolidated financial position of Liberty Bancorp, Inc. and Subsidiaries as of December 31, 1999 and 1998, and the results of their operations and their cash flows for the years then ended, in conformity with generally accepted accounting principles.

/s/ Radics & Co., LLC

January 21, 2000


                                                                              2.

                              LIBERTY BANCORP, INC.
                                AND SUBSIDIARIES
                 CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION

                                                                                                         December 31,
                                                                                              ---------------------------------
                                                                          Notes                    1999               1998
                                                                     --------------           -------------       -------------
Assets
Cash and amounts due from depository institutions                                             $   1,563,041       $   1,474,529
Interest-bearing deposits in other banks                                                          2,049,256          12,349,621

              Total cash and cash equivalents                           1 and 14                  3,612,297          13,824,150

Investment securities available for sale                              1,3, 8 and 14              48,707,248          62,734,597
Investment securities held to maturity                                1,3, 8 and 14              19,468,185                  --
Loans receivable                                                       1,4 and 14               202,031,204         177,876,607
Premises and equipment                                                1,5,9 and 13                4,867,039           2,132,110
Foreclosed real estate                                                      1                        80,222             105,620
Federal Home Loan Bank of New York stock                                    8                     2,355,100           2,007,500
Interest receivable                                                    1,6 and 14                 1,539,332           1,315,997
Other assets                                                               12                       608,061             450,231

              Total assets                                                                    $ 283,268,688       $ 260,446,812

Liabilities and retained earnings

Liabilities

Deposits                                                                 7 and 14             $ 220,532,547       $ 223,270,284
Securities sold under agreements to repurchase                           8 and 14                24,800,000                  --
Capitalized lease obligations                                            1 and 9                  2,596,031                  --
Advance payments by borrowers for taxes and insurance                                             2,262,379           1,910,748
Other liabilities                                                       11 and 12                 1,129,787             832,722

              Total liabilities                                                                 251,320,744         226,013,754

Commitments and contingencies                                          9,13 and 14

Stockholders' equity                                                 2, 10, 11 and 12

Preferred stock; $1.00 par value, 10,000,000 shares
  authorized, none issued and outstanding                                                                                    --
Common stock; $1.00 par value; 20,000,000 shares
  authorized; 3,901,375 shares issued; 3,621,329 and
  3,901,375 shares outstanding at December 31, 1999
  and 1998, respectively                                                                          3,901,375           3,901,375
Additional paid-in capital                                                                       13,796,320          13,827,420
Retained earnings - substantially restricted                                                     18,695,283          17,512,659
Unearned employees' stock ownership plan
  ("ESOP") shares                                                                                (1,246,874)         (1,393,565)
Treasury stock, at cost; 280,046 at December 31, 1999                                            (2,849,415)                 --
Accumulated other comprehensive income - Unrealized
  (loss) gain on securities available for sale, net                                                (348,745)            585,169

              Total stockholders' equity                                                         31,947,944          34,433,058

              Total liabilities and stockholders' equity                                      $ 283,268,688       $ 260,446,812

See notes to consolidated financial statements.


                                                                              3.

                              LIBERTY BANCORP, INC.
                                AND SUBSIDIARIES
                        CONSOLIDATED STATEMENTS OF INCOME

                                                                         Year Ended December 31,
                                                                     -------------------------------
                                                          Notes          1999               1998
                                                       ----------    ------------       ------------
Interest income:
     Loans                                               1 and 4     $ 13,578,153       $ 12,238,409
     Mortgage-backed securities                             1           3,364,053          2,680,973
     Investment securities                                  1             919,245             59,004
     Other interest-earning assets                                        343,980          1,035,176

          Total interest income                                        18,205,431         16,013,562

Interest expense:
     Deposits                                            1 and 7        9,967,444          9,816,890
     Borrowings                                             8             750,224                 --
     Capitalized lease                                                    223,733                 --

          Total interest expense                                       10,941,401          9,816,890

Net interest income                                                     7,264,030          6,196,672
Provision for loan losses                                1 and 4           60,000             44,556

Net interest income after provision for loan losses                     7,204,030          6,152,116

Non-interest income:
     Fees and service charges                                             214,282            211,087
     Gain on sale of loans                                                     --                511
     Miscellaneous                                                        123,596             98,828

          Total non-interest income                                       337,878            310,426

Non-interest expenses:
     Salaries and employee benefits                         11          2,451,107          2,001,495
     Net occupancy expense of premises                   1 and 9          631,919            432,525
     Equipment                                              1             575,672            445,123
     Advertising                                                          287,500            237,375
     Director fees                                                        182,775            168,043
     Federal insurance premium                                            130,941            124,842
     (Gain) loss from foreclosed real estate                1              (3,265)            27,444
     Miscellaneous                                                      1,019,288            870,219
          Total non-interest expenses                                   5,275,937          4,307,066

Income before income taxes                                              2,265,971          2,155,476
Income taxes                                             1 and 12         826,173            765,750

Net income                                                           $  1,439,798       $  1,389,726

Net income per common share:                                1
     Basic                                                           $       0.41       $       0.37
     Diluted                                                         $       0.41       $       0.37

Weighted average number common shares
  outstanding:                                              1
     Basic                                                              3,540,149          3,758,362
     Diluted                                                            3,553,275          3,758,362

See notes to consolidated financial statements.


                                                                              4.

                              LIBERTY BANCORP, INC.
                                AND SUBSIDIARIES
                 CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

                                                             Year Ended December 31,
                                                         -----------------------------
                                                             1999              1998
                                                         -----------       -----------
Net income                                               $ 1,439,798       $ 1,389,726

Other comprehensive income, net of income taxes:
    Unrealized holding (losses) gains on securities
     available for sale, net of income taxes
     of $548,489, and $(108,597), respectively              (933,914)          167,259
                                                         -----------       -----------

Comprehensive income                                     $   505,884       $ 1,556,985
                                                         ===========       ===========


                                                                              5.

                              LIBERTY BANCORP, INC.
                                AND SUBSIDIARIES
                 CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

                                                                                               Retained
                                                                              Additional      earnings -       Unearned
                                                                 Common        Paid-In      Substantially        ESOP
                                                                  Stock        Capital        Restricted        Shares
                                                              ------------   ------------   -------------    ------------
Balance - December 31, 1997                                   $         --   $         --    $ 16,122,933    $         --

Net income for the year ended December 31, 1998                         --             --       1,389,726              --

Net proceeds from initial public stock offering                  3,901,375     13,830,168              --              --

Common stock acquired by ESOP                                           --             --              --      (1,466,910)

ESOP shares committed to be released                                    --         (2,748)             --          73,345

Unrealized gain on securities available for sale, net
  of income tax effect                                                  --             --              --              --

Balance - December 31, 1998                                      3,901,375     13,827,420      17,512,659      (1,393,565)

Net income for the year ended December 31, 1999                         --             --       1,439,798              --

Dividends declared                                                      --             --        (257,174)             --

ESOP shares committed to be released                                    --        (31,100)             --         146,691

Purchase of 280,046 shares of treasury stock                            --             --              --              --

Unrealized (loss) on securities available for sale, net
  of income losses (benefit)                                            --             --              --              --
                                                              ------------   ------------    ------------    ------------

Balance - December 31, 1999                                   $  3,901,375   $ 13,796,320    $ 18,695,283    $ (1,246,874)
                                                              ============   ============    ============    ============

                                                                                Accumulated
                                                                                   Other           Total
                                                                  Treasury     Comprehensive    Stockholders'
                                                                    Stock          Income          Equity
                                                                ------------   -------------    -------------
Balance - December 31, 1997                                     $         --    $    417,910    $ 16,540,843

Net income for the year ended December 31, 1998                           --              --       1,389,726

Net proceeds from initial public stock offering                           --              --      17,731,543

Common stock acquired by ESOP                                             --              --      (1,466,910)

ESOP shares committed to be released                                      --              --          70,597

Unrealized gain on securities available for sale, net
  of income tax effect                                                    --         167,259         167,259

Balance - December 31, 1998                                     $         --         585,169      34,433,058

Net income for the year ended December 31, 1999                           --              --       1,439,798

Dividends declared                                                        --              --        (257,174)

ESOP shares committed to be released                                      --              --         115,591

Purchase of 280,046 shares of treasury stock                      (2,849,415)             --      (2,849,415)

Unrealized (loss) on securities available for sale, net
  of income losses (benefit)                                              --        (933,914)       (933,914)
                                                                ------------    ------------    ------------

Balance - December 31, 1999                                     $ (2,849,415)   $   (348,745)   $ 31,947,944
                                                                ============    ============    ============

See notes to consolidated financial statements.


                                                                              6.

                     LIBERTY BANCORP, INC. AND SUBSIDIARIES
                      CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                         Year Ended December 31,
                                                                      -----------------------------
                                                                          1999             1998
                                                                      ------------     ------------
Cash flows from operating activities:
      Net income                                                      $  1,439,798     $  1,389,726
      Adjustments to reconcile net income to net cash
        provided by operating activities:
           Deferred income taxes                                          (105,739)         (19,069)
           Depreciation and amortization of premises and equipment         393,588          209,586
           Amortization of premiums, net of accretion of discounts
             and deferred loan fees                                        353,564          393,352
           Provision for loss on real estate owned                              --           15,444
           Provision for loan losses                                        60,000           44,556
           Gain on sale of foreclosed real estate                           (8,265)              --
           Gain on sale of loans                                                --             (511)
           Gain on trade-in of automobile                                  (15,625)              --
           (Increase) decrease in accrued interest receivable             (223,335)         (96,019)
           Decrease (increase) in other assets                             201,264         (320,836)
           Increase (decrease) in other liabilities                        499,151         (130,240)
           ESOP shares committed to be released                            115,591           70,597
                                                                      ------------     ------------

                     Net cash provided by operating activities           2,709,992        1,556,586
                                                                      ------------     ------------

Cash flows from investing activities:
      Purchases of securities available for sale                       (18,984,642)     (46,890,204)
      Principal repayments on securities available for sale             31,178,455       35,962,187
      Proceeds from calls of securities available for sale                      --        2,000,000
      Purchase of securities held to maturity                          (19,421,500)              --
      Net increase in loans receivable                                 (24,343,935)     (25,795,395)
      Proceeds from sales of loans receivable                                   --           68,055
      Net additions to premises and equipment                             (512,892)        (227,792)
      Proceeds from foreclosed real estate                                 113,885               --
      Purchase of Federal Home Loan Bank of New York stock                (347,600)        (203,400)
                                                                      ------------     ------------

                     Net cash (used in) investing activities           (32,318,229)     (35,086,549)
                                                                      ------------     ------------

Cash flows from financing activities
      (Decrease) increase in deposits                                   (2,737,737)      28,189,280
      Increase in advance payments by
        borrowers for taxes and insurance                                  351,631          251,133
      Repayment of capitalized lease obligation                             (3,969)              --
      Proceeds from securities sold under agreements to repurchase      30,400,000               --
      Repurchase of securities sold under agreements to repurchase      (5,600,000)              --
      Dividends paid                                                      (164,126)              --
      Treasury stock purchased                                          (2,849,415)              --
      Net proceeds from issuance of common stock                                --       14,449,719
      Common stock acquired by ESOP                                             --       (1,466,910)
                                                                      ------------     ------------

                     Net cash provided by financing activities          19,396,384       41,423,222
                                                                      ------------     ------------

Net (decrease) increase in cash and cash equivalents                   (10,211,853)       7,893,259
Cash and cash equivalents - beginning                                   13,824,150        5,930,891
                                                                      ------------     ------------

Cash and cash equivalents - ending                                    $  3,612,297     $ 13,824,150
                                                                      ============     ============


See notes to consolidated financial statements.


                                                                              7.

                              LIBERTY BANCORP, INC.
                                AND SUBSIDIARIES
                      CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                    Year Ended December 31,
                                                                -----------------------------
                                                                    1999             1998
                                                                ------------     ------------
Supplemental disclosure of cash flow information:
      Cash paid during the year for:
           Interest                                             $ 10,821,622     $  9,816,890
                                                                ============     ============

           Income taxes, net of refunds                         $    868,305     $    991,941
                                                                ============     ============

Supplemental disclosure of noncash activities:
      Loans receivable transferred to foreclosed real estate    $     80,222     $         --
                                                                ============     ============

      Unrealized (depreciation) appreciation on securities
        available for sale                                      $ (1,482,403)    $    275,856
      Deferred income taxes                                          548,489         (108,597)
                                                                ------------     ------------

                                                                $   (933,914)    $    167,259
                                                                ============     ============

      Property acquired under capital leases                    $  2,600,000     $         --
                                                                ============     ============

      Issuance of common stock in exchange for deposits         $         --     $  3,281,824
                                                                ============     ============

      Dividends declared, but not paid                          $     93,048     $         --
                                                                ============     ============

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

      Premises and equipment

      Premises and equipment are comprised of land, at cost, and buildings, building improvements, furnishings and equipment and leasehold improvements, at cost, less accumulated depreciation and amortization. Depreciation and amortization are provided utilizing the straight-line method over the estimated useful lives of the assets or lease terms, whichever is shorter. Property under capital leases is amortized over the lease terms.

      The annual provisions for depreciation and amortization have been computed in accordance with the following ranges of useful lives:

         Buildings                                   30 to 50 years
         Property under capital leases               Term of lease
         Furniture and fixtures                      3 to 10 years
         Leasehold and capital lease improvements    Shorter of estimated useful
                                                     life or term of lease.
         Motor vehicles                              3 years

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

      Net income per share

      Basic and diluted net income per share were computed by dividing net income by the weighted average number of shares of common stock outstanding, adjusted for unearned shares of the ESOP. For the year ended December 31, 1998, such amounts were calculated based upon income for the entire year, although the Bank converted to stock form on June 30, 1998, and the weighted average number of shares outstanding since June 30, 1998, as if such shares were outstanding during all of 1998. Diluted net income per share for 1999 includes dilutive effects of 12,618 shares related to securities to be issued in regard to the recognition retention plan and 508 shares in regard to stock options outstanding (see note 11). There were no potentially dilutive securities or contracts at or during the year ended December 31, 1998.

      Reclassification

      Certain amounts for the year ended December 31, 1998 have been reclassified to conform to the current year's presentation.


                                                                             12.

                     LIBERTY BANCORP, INC. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2. REORGANIZATION AND STOCKHOLDERS' EQUITY

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

In addition to the 20,000,000 authorized shares of Common Stock, the company authorized 10,000,000 shares of preferred stock with a par value of $1.00 per share (the "Preferred Stock"). The Board of Directors is authorized, subject to any limitations by law, to provide for the issuance of the shares of Preferred Stock in series, to establish from time to time the number of shares to be included in each such series, and to fix the designation, powers, preferences, and rights of the shares of each such series and any qualifications, limitations or restriction thereof. As of December 31, 1999, there were no shares of Preferred Stock issued.

During the year ended December 31, 1999, the Company repurchased, in the open market, 280,046 shares of its common stock at an aggregate cost of $2,849,415. These repurchases are reflected as treasury stock in the consolidated statements of financial condition. As of December 31, 1999, the Company has obtained regulatory approval and currently plans to repurchase an additional 72,930 shares of its common stock.

The MHC waived its right to receive its share of common stock dividends declared by the Company during the quarter ended June 30, 1999. The Office of Thrift Supervision (the "OTS") requires that retained earnings be restricted by the amount of such waived dividends. Such restricted amounts aggregated $41,355 at and for the year ended December 31, 1999.


                                                                             13.

                     LIBERTY BANCORP, INC. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

3. INVESTMENT SECURITIES

                                                                December 31, 1999
                                            --------------------------------------------------------
                                                                Gross Unrealized             Fair
                                             Amortized     --------------------------    -----------
                                               Cost           Gains         Losses           Value
                                            -----------    -----------    -----------    -----------
Available for sale
Mortgage-backed securities:
  Due after one year through five years     $ 1,897,299    $        --    $    14,794    $ 1,882,505
  Due after five years through ten years     47,363,512        169,477        708,246     46,824,743
                                            -----------    -----------    -----------    -----------

                                            $49,260,811    $   169,477    $   723,040    $48,707,248
                                            -----------    -----------    -----------    -----------

Held to maturity
U.S. Government Agencies obligations
  Due after one year through five years     $10,680,229    $        --    $    94,544    $10,585,685
  Due after five years through ten years      8,787,956             --         22,081      8,765,875
                                            -----------    -----------    -----------    -----------

                                            $19,468,185    $        --    $   116,625    $19,351,560
                                            -----------    -----------    -----------    -----------

                                                                December 31, 1998
                                            --------------------------------------------------------
                                                                Gross Unrealized             Fair
                                             Amortized     --------------------------    -----------
                                               Cost           Gains         Losses           Value
                                            -----------    -----------    -----------    -----------
Available for sale
Mortgage-backed securities:
Due in one year or less                     $   627,215    $     4,145    $        --    $   631,360
Due after one year through five years         3,045,823         26,023             --      3,071,846
Due after five years                         58,132,719        921,180         22,508     59,031,391
                                            -----------    -----------    -----------    -----------

                                            $61,805,757    $   951,348    $    22,508    $62,734,597
                                            -----------    -----------    -----------    -----------

The amortized cost and carrying value of securities at December 31, 1999 and 1998 are shown above by contractual final maturity. Actual maturities will differ from contractual final maturities due to scheduled monthly payments related to mortgage-backed securities and due to the borrowers having the right to call or prepay obligations with or without call or prepayment penalties.

There were no sales of securities available for sale during the year ended December 31, 1999 and 1998. There were no sales of securities held to maturity during the year ended December 31, 1999.

Securities available for sale with a carrying value of approximately $92,000 and $184,000 at December 31, 1999 and 1998, respectively, were pledged to secure public funds.


                                                                             14.

                     LIBERTY BANCORP, INC. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

4.  LOANS RECEIVABLE

                                                             December 31,
                                                   -------------------------------
                                                        1999              1998
                                                   -------------     -------------
Real estate mortgage:
       One-to-four family                          $ 182,100,635     $ 166,573,554
       Multi-family                                    2,142,912         1,199,558
       Commercial                                      7,552,838         3,366,711
                                                   -------------     -------------

                                                     191,796,385       171,139,823
                                                   -------------     -------------

Consumer:
       Home equity loans                              10,615,900         7,133,410
       Other                                             234,832           388,225
                                                   -------------     -------------

                                                      10,850,732         7,521,635
                                                   -------------     -------------

              Total loans                            202,647,117       178,661,458
                                                   -------------     -------------

Less:
       Allowance for loan losses                         787,961           760,496
       Deferred loan fees (costs) and discounts         (172,048)           24,355
                                                   -------------     -------------

                                                         615,913           784,851
                                                   -------------     -------------

                                                   $ 202,031,204     $ 177,876,607
                                                   =============     =============

The Bank has granted loans to its officers and directors and to their associates. Related party loans are made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with unrelated persons and do not involve more than normal risk of collectibility. Activity in such loans is as follows:

                                                       Year Ended December 31,
                                                   -------------------------------
                                                        1999              1998
                                                   -------------     -------------

              Balance - beginning                  $     421,000     $     570,000
              New loans                                       --           143,000
              Repayments                                  (7,000)         (292,000)
                                                   -------------     -------------

              Balance - ending                     $     414,000     $     421,000
                                                   =============     =============


                                                                             15.

                     LIBERTY BANCORP, INC. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

4. LOANS RECEIVABLE (Cont'd.)

Nonaccrual loans totalled approximately $315,000 and $593,000 at December 31, 1999 and 1998, respectively. Interest income on these loans, which is recorded only when collected, amounted to approximately $ - 0 - and $6,000 for the years ended December 31, 1999 and 1998, respectively. Had these loans been performing in accordance with their original terms, interest income for the years ended December 31, 1999 and 1998, would have been approximately $31,000 and $51,000, respectively. The Bank is not committed to lend additional funds to the borrowers whose loans have been placed on nonaccrual status.

The activity in allowance for loan losses follows:

                                                  Year Ended December 31,
                                                  -----------------------
                                                     1999          1998
                                                  ---------     ---------

      Balance - beginning                         $ 760,496     $ 723,319
      Provisions charged to operations               60,000        44,556
      Loans charged off, net of recoveries          (32,535)       (7,379)
                                                  ---------     ---------

      Balance - ending                            $ 787,961     $ 760,496
                                                  =========     =========

At December 31, 1999 and 1998, loans serviced for the benefit of others totalled approximately $49,000 and $104,000, respectively.

5. PREMISES AND EQUIPMENT

                                                             December 31,
                                                   -------------------------------
                                                       1999               1998
                                                   -------------     -------------

Land                                               $     181,386     $     181,386
Buildings and improvements                               628,179           628,179
Capital leases                                         2,600,000                --
Leasehold improvements                                 1,610,897         1,425,240
Furniture and equipment                                1,904,618         1,638,611
                                                   -------------     -------------

                                                       6,925,080         3,873,416
Less accumulated deprecation and amortization         (2,058,041)       (1,741,306)
                                                   -------------     -------------

                                                   $   4,867,039     $   2,132,110
                                                   =============     =============


                                                                             16.

                     LIBERTY BANCORP, INC. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

5. PREMISES AND EQUIPMENT (Cont'd.)

Assets recorded under capital leases include the following:

                                                              December 31,
                                                       -------------------------
                                                         1999             1998
                                                       -----------     ---------

            Land and building                          $ 2,600,000     $      --
            Less accumulated amortization                 (120,000)           --
                                                       -----------     ---------

            Net capital lease assets                   $ 2,479,570     $      --
                                                       ===========     =========

6.   INTEREST RECEIVABLE

                                                               December 31,
                                                        ------------------------
                                                          1999           1998
                                                        ----------    ----------
Loans, net of allowance for uncollected
 interest of $12,544  (1999) and $35,469 (1998)         $  880,630    $  846,417
Investment securities                                      658,702       468,167
Other interest-earnings assets                                  --         1,413
                                                        ----------    ----------

                                                        $1,539,332    $1,315,997
                                                        ==========    ==========

7.  DEPOSITS

                                                  December 31,
                               -------------------------------------------------
                                        1999                      1998
                               -----------------------   -----------------------
                               Weighted                  Weighted
                               Average                   Average
                                 Rate        Amount        Rate         Amount
                               --------   ------------   --------   ------------
Demand accounts:
    Non-interest bearing           --     $  4,600,293       --%    $  4,398,178
    Money Market                 2.79%       2,213,206     2.64%       2,586,665
    NOW                          1.56%      10,313,583     1.59%       9,995,226
Savings and clubs                3.00%      51,420,608     3.00%      49,196,933
Certificates of deposit          5.23%     151,984,857     5.46%     157,093,282
                                          ------------              ------------

                                 4.40%    $220,532,547     4.60%    $223,270,284
                                          ------------              ------------


                                                                             17.

                     LIBERTY BANCORP, INC. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

7.  DEPOSITS  (Cont'd.)

The scheduled maturities of certificates of deposit are as follows:

                                                                     December 31,
                                                             --------------------------
                                                                 1999          1998
                                                             -----------    -----------
                                                                    (In Thousands)
            One year or less                                 $   107,577    $   106,338
            After one through three years                         43,474         49,541
            After three years                                        934          1,214
                                                             -----------    -----------

                                                             $   151,985    $   157,093
                                                             -----------    -----------

At December 31, 1999 and 1998, certificates of deposit of $100,000 or more totaled approximately $10,626,000 and $8,312,000, respectively.

Interest expense on deposits consists of the following:

                                                               Year Ended December 31,
                                                             --------------------------
                                                                 1999           1998
                                                             -----------    -----------
            Money Market                                     $    69,991    $    74,610
            NOW                                                  148,130        145,010
            Savings and club                                   1,390,649      1,464,058
            Certificates of deposit                            8,393,680      8,158,431
                                                             -----------    -----------

                                                              10,002,450      9,842,109
            Less penalties for
             early withdrawal of certificates of deposits         35,006         25,219
                                                             -----------    -----------

                                                             $ 9,967,444    $ 9,816,890
                                                             -----------    -----------


                                                                             18.

                     LIBERTY BANCORP, INC. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

8. SECURITIES SOLD UNDER AGREEMENTS TO REPURCHASE

                                                                Interest       December 31,
                   Lender                     Maturity            Rate             1999
            ----------------------       -----------------      --------       ------------
            Federal Home Loan Bank       April 3, 2000           5.24%         $ 4,800,000
            Federal Home Loan Bank       February 15, 2000       5.83%          20,000,000
                                                                               -----------
                                                                               $24,800,000
                                                                               ===========

Information concerning securities sold under agreements to repurchase is summarized as follows:

                                                                    December 31,
                                                                        1999
                                                                    ------------

Average balance during the year                                     $13,258,000
Average interest rate during the year                                      5.15%
Maximum month end balance                                           $24,800,000

Investment securities underlying the
  agreement at year end
         Carrying value                                             $35,179,000
         Fair value                                                 $35,074,000

The Bank also has an available line of credit with Federal Home Loan Bank of New York ("FHLB") subject to terms and conditions of the lender's overnight advance program, in the amount of $27,869,000 at December 31, 1999. Advances under this line of credit, which expires on December 1, 2000, are made for one day periods only. The advances are secured by stock of the FHLB in the amount of $2,355,100 at December 31, 1999. No advances were outstanding at December 31, 1999.

9. LEASE COMMITMENTS

The Bank leases certain branches and the land on which the main office is constructed. The leases generally provide for the leasee to pay taxes, maintenance, insurance and certain other operating costs of the leased property. The leases on most of the properties contain renewal provisions.

The following is a summary of future minimum payments under capitalized leases and under operating leases that have initial or remaining noncancelable terms in excess of one year at December 31, 1999.


                                                                             19.

                          LIBERTY BANCORP, INC. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

9.   LEASE COMMITMENTS  (Cont'd.)

                                                                               Capitalized    Operating
                                                                                  Leases       Leases
                                                                               -----------    ---------
                                                                                    (In Thousands)
            Year Ending December 31,
                    2000                                                          $  272       $  178
                    2001                                                             280          132
                    2002                                                             288           54
                    2003                                                             297           28
                    2004                                                             305           27
                    Years subsequent                                               4,596           --

                    Total minimum net lease payments                               6,038       $  419

                    Imputed interest                                               3,442

                    Present value of minimum capitalized lease payments           $2,596

Rentals, including related expenses, under long-term operating leases for certain branch offices amounted to approximately $242,000 and $168,000 for the years ended December 31, 1999 and 1998, respectively.

10. REGULATORY CAPITAL

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

                                                               December 31,
                                                         ----------------------
                                                           1999          1998
                                                         --------      --------
                                                             (In Thousands)

GAAP capital                                             $ 25,949      $ 25,537
Less: unrealized loss (gain) on securities
       available for sale                                     349          (585)
                                                         --------      --------

Core and tangible capital                                  26,298        24,952
Add: loan valuation allowance                                 788           761
                                                         --------      --------

       Total regulatory capital                          $ 27,086      $ 25,713
                                                         ========      ========


                                                                             20.

                     LIBERTY BANCORP, INC. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

10. REGULATORY CAPITAL (Cont'.d)

                                                              December 31, 1998
                                  --------------------------------------------------------------------
                                                                                        To Be Well
                                                                                       Capitalized
                                                                                       Under Prompt
                                                             Minimum Capital            Corrective
                                         Actual                Requirements         Actions Provisions
                                  -------------------     ----------------------    ------------------
                                   Amount      Ratio        Amount       Ratio      Amount      Ratio
                                  -------      ------     --------       -------    ------      -----
                                                          (Dollars in Thousands)
Total Capital
  (to risk-weighted assets)       $25,713      23.78%      $ 8,650       8.00%     $10,812      10.00%

Tier 1 Capital
  (to risk-weighted assets)        24,952      23.08%           --         --        6,487       6.00%

Core (Tier 1) Capital
  (to adjusted total assets)       24,952       9.60%       10,397       4.00%      12,996       5.00%

Tangible Capital
  (to adjusted total assets)       24,952       9.60%        3,899       1.50%          --         --

                                                              December 31, 1999
                                  --------------------------------------------------------------------
                                                                                        To Be Well
                                                                                       Capitalized
                                                                                       Under Prompt
                                                             Minimum Capital            Corrective
                                         Actual                Requirements         Actions Provisions
                                  -------------------     ----------------------    ------------------
                                   Amount      Ratio        Amount       Ratio      Amount      Ratio
                                  -------      ------     --------       -------    ------      -----
                                                          (Dollars in Thousands)
Total Capital
  (to risk-weighted assets)       $27,086      21.63%      $10,015       8.00%     $12,519      10.00%

Tier 1 Capital
  (to risk-weighted assets)        26,298      21.01%           --         --        7,512       6.00%

Core (Tier 1) Capital
  (to adjusted total assets)       26,298       9.38%       11,213       4.00%      14,016       5.00%

Tangible Capital
  (to adjusted total assets)       26,298       9.38%        4,205       1.50%          --         --

As of December 22, 1998, the most recent notification from the OTS, the Bank was categorized as well capitalized under the regulatory framework for prompt corrective action. There are no conditions existing or events which have occurred since notification that management believes have changed the institution's category.

Dividend payments to the Company by the Bank are subject to the profitability of the Bank and applicable regulations. The Bank did not pay any dividends to the Company during the years ended December 31, 1999 and 1998.


                                                                             21.

                     LIBERTY BANCORP, INC. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

11. BENEFIT PLANS

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

Plan assets are comprised primarily of stocks, bonds, mutual funds and bank deposits. The following tables set forth the plan's funded status and components of net periodic pension cost:

                                                                                     December 31,
                                                                             -----------------------------
                                                                                 1999             1998
                                                                             -----------       -----------
      Actuarial present value of benefit obligations,
        including vested benefits of $1,221,745 and

        $1,034,596, respectively                                             $ 1,221,745       $ 1,051,640
                                                                             -----------       -----------

      Projected benefit obligation - beginning                               $ 1,474,206       $ 1,366,657
        Service cost                                                              52,621            76,958
        Interest cost                                                             89,222            90,832
        Actuarial loss                                                          (222,658)          108,154
        Settlements                                                              (51,515)         (168,395)
        Curtailment                                                             (120,131)               --
                                                                             -----------       -----------

      Projected benefit obligation - ending                                    1,221,745         1,474,206
                                                                             -----------       -----------

      Plan assets at fair value - beginning                                    1,088,924         1,047,217
        Actual return on plan assets                                             145,703            99,221
        Employer contribution                                                     56,640           110,881
        Settlements                                                              (51,515)         (168,395)
                                                                             -----------       -----------

      Plan assets at fair value - ending                                       1,239,752         1,088,924
                                                                             -----------       -----------

      Projected benefit obligation (less than) in excess of plan assets          (18,007)          385,282
      Unrecognized net transition obligation                                          --           (61,080)
      Unrecognized gain (loss)                                                    78,502          (251,397)
      Unrecognized past service liability                                             --           (15,644)
                                                                             -----------       -----------

      Accrued pension cost included in other liabilities                     $    60,495       $    57,161
                                                                             -----------       -----------


                                                                             22.

                     LIBERTY BANCORP, INC. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

11. BENEFIT PLANS (Cont'd.)

Retirement plan (Cont'd.)

Net periodic pension cost for the plan included the following components:

                                                                 Year Ended December 31,
                                                               -------------------------
                                                                  1999            1998
                                                               ---------       ---------
      Service cost                                             $  52,621       $  76,958
      Interest cost                                               89,222          90,832
      Expected return on plan assets                             (88,259)        (83,174)
      Amortization of net transition obligation                    8,867          11,822
      Amortization of unrecognized loss                            8,391           9,686
      Amortization of unrecognized past service liability          1,326           1,768
      Settlement charge                                               --          28,711
      Curtailment gain                                           (12,194)             --
                                                               ---------       ---------

      Net periodic pension cost
       included in salaries and employee benefits              $  59,974       $ 136,603
                                                               =========       =========

Assumptions used in accounting for the plan were as follows:

                                                                 Year Ended December 31,
                                                               -------------------------
                                                                  1999            1998
                                                               ---------       ---------
      Discount rate                                                 6.00%           6.50%
      Rate of increase in compensation                              0.00%           4.50%
      Long-term rate of return on plan assets                       6.00%           8.00%

Effective October 1, 1999, the plan ceased all benefit accruals. The Bank expects to terminate the plan during 2000.


                                                                             23.

                     LIBERTY BANCORP, INC. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

11. BENEFIT PLANS (Cont'd.)

Postretirement benefits

Postretirement benefits offered by the Bank include health care and life insurance coverage and are provided to all employees retiring after the attainment of age 60 and fifteen years of service. The plan is unfunded. The following tables set forth the plan's funded status and components of postretirement benefit costs:

                                                                                   December 31,
                                                                            -------------------------
                                                                               1999            1998
                                                                            ---------       ---------
            Accumulated postretirement benefit
                  obligation - beginning                                    $ 480,423       $ 555,818
                      Service cost                                             18,971          22,317
                      Interest cost                                            30,744          36,703
                      Actuarial (gain)                                       (135,112)       (110,281)
                      Premiums/claims paid                                    (11,939)        (24,134)
                                                                            ---------       ---------

            Accumulated postretirement benefit
                  obligation - ending (includes benefit obligation for
                     retirees and dependents of $176,846 and
                       $253,686, respectively                                 383,087         480,423
                       Employer contribution                                  (11,939)        (24,134)
                       Premium paid                                            11,939          24,134
                                                                            ---------       ---------

            Accumulated and unfunded postretirement
               benefit obligation                                             383,087         480,423
                  Unrecognized transition obligation                         (372,099)       (396,905)
                  Unrecognized gain                                           288,741         160,424
                                                                            ---------       ---------

            Accrued expense included in other liabilities                   $ 299,729       $ 243,942
                                                                            ---------       ---------

The following table sets forth the components of net periodic postretirement benefits costs:

                                                                             Year Ended December 31,
                                                                            -------------------------
                                                                               1999            1998
                                                                            ---------       ---------
            Service cost                                                    $  18,971       $  22,317
            Interest cost on
             accumulated postretirement benefit obligation                     30,744          36,703
            Amortization of transition obligation                              24,806          24,806
            Amortization of unrecognized gain                                  (6,795)             --
                                                                            ---------       ---------

            Net postretirement benefit cost included in
              compensation and employee benefits                            $  67,726       $  83,826
                                                                            ---------       ---------


                                                                             24.

                     LIBERTY BANCORP, INC. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

11.  BENEFIT PLANS  (Cont'd.)

Assumptions used in accounting for the plan are as follows:

                                                        Year Ended December 31,
                                                        ------------------------
                                                          1999            1998
                                                        --------       ---------

            Discount rate                                 6.50%           6.50%
            Rate of increase in compensation              4.50%           4.50%

For the years ended December 31, 1999 and 1998, a medical cost trend rate of 6.50% and 7.00%, respectively, decreasing 0.5% per year thereafter until an ultimate rate of 5.00% is reached, was used in the plan's valuation. Increasing the assumed medical cost trend by one percent in each year would increase the accumulated postretirement benefit obligation as of December 31, 1999 and 1998, by $52,000 and $76,000, respectively, and the aggregate of the service and interest components of net periodic postretirement benefit cost for the years ended December 31, 1999 and 1998, by $10,000 and $12,000, respectively. Decreasing the assumed medical cost trend by one percent in each year would decrease the accumulated postretirement benefit obligation as of December 31, 1999 and 1998, by $43,000 and $63,000, respectively, and the aggregate of the service and interest components of net periodic postretirement benefit cost for the year ended December 31, 1999 and 1998 by $8,000 and $10,000, respectively.

ESOP

Effective upon conversion, an ESOP was established for all eligible employees. The ESOP used $1,466,910 of proceeds from a term loan from the Company to purchase 146,691 shares of Company common stock in the initial offering. The term loan from the Company to the ESOP is payable over 10 years. Interest on the term loan is payable monthly, commencing on July 31, 1998, at the prime rate. The Bank has and intends to make discretionary contributions to the ESOP which will be equal to principal and interest payments required from the ESOP on the term loan. Shares purchased with the loan proceeds were initially pledged as collateral for the term loan and are held in a suspense account for future allocation among participants. Contributions to the ESOP and shares released from the suspense account will be allocated among the participants on the basis of compensation, as described by the ESOP, in the year of allocation. During the years ended December 31, 1999 and 1998, the Bank made cash contributions of $254,000 and $133,000, respectively, to the ESOP, of which $147,000 and $73,000, respectively, was applied to loan principal. The loan had an outstanding balance of $1,247,000 and $1,394,000 at December 31, 1999 and 1998, respectively.

The ESOP is accounted for in accordance with Statement of Position 93-6 "Accounting for Employee Stock Ownership Plans", which was issued by the American Institute of Certified Public Accountants in November 1994. Accordingly, the ESOP shares pledged as collateral are reported as unearned ESOP shares in the consolidated statements of financial condition. As shares are committed to be released from collateral, the Company reports compensation expense equal to the current market price of the shares, and the shares become outstanding for net income per common share computations. Dividends on allocated ESOP shares are recorded as a reduction of retained earnings. Contributions equivalent to dividends on unallocated ESOP shares are recorded as a reduction of debt. ESOP compensation expense was $116,000 and $71,000 for the years ended December 31, 1999 and 1998, respectively.


                                                                             25.

                          LIBERTY BANCORP, INC. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

11.  BENEFIT PLANS  (Cont'd.)

ESOP (Cont'd.)

The ESOP shares are summarized as follows:

                                                         December 31,
                                                 --------------------------
                                                    1999             1998
                                                 ----------      ----------

            Allocated shares                         22,004              --
            Shares committed to be released              --           7,335
            Unreleased shares                       124,687         139,356

                                                    146,691         146,691

            Fair value of unreleased shares      $  748,122      $1,254,204

      Recognition and Retention Plan

      During 1999, the Company established the 1999 Recognition and Retention Plan ("RRP") to provide key employees and non-employee directors of the Company and their affiliates with a proprietary interest in the Company in a manner designed to encourage such persons to remain with the Company and its affiliates. The Company intends to contribute shares of authorized but unissued common stock or sufficient funds for the RRP to acquire 73,345 shares of common stock of the Company. Such shares will be available to be awarded to employees and non-employee directors. Under the RRP, awards are granted in the form of common stock held by the RRP trust. The awards vest over a period of time at a rate not to exceed 20% per year beginning one year from the date of grant. As of December 31, 1999, no shares had been transferred to the to RRP trust. During the year ended December 31, 1999, the Company/Bank awarded 70,203 shares of Company common stock under the RRP and recorded a related expense of $77,000.

      Stock Option Plan

      During 1999, Company adopted the 1999 Stock Option Plan ("Stock Option Plan") authorizing the granting of stock options and limited rights to officers, employees and non-employee directors of the Company and the Bank to purchase 183,364 shares of Company common stock. Options granted under this plan may be either options that qualify as incentive stock options as defined in Section 422 of the Internal Revenue Code of 1986 as amended, or non-statutory options. Options will be exercisable on a cumulative basis in equal installments at the rate of 20% per year commencing one year from the date of grant.

      All options granted will be exercisable in the event the optionee terminates employment due to death or disability. The options expire ten years from the date of grant. The Company granted "limited rights" with respect to shares covered by options granted to officers and employees, which enables the optionee, upon a change of control of the Company or the Bank, to elect to receive cash for each option granted, equal to the difference between the exercise price of the option and the fair market value of the common stock on the date of exercise of the limited rights. In 1999, the Company granted options for 55,000 shares to non-employee directors and 118,000 shares to officers and employees at an option price of $10.06. During the year ended December 31, 1999, options for 7,852 shares were forfeited. At December 31, 1999, options for 165,148 shares were outstanding, of which none were vested.


                                                                             26.

                     LIBERTY BANCORP, INC. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

11. BENEFIT PLANS (Cont'd.)

      The Company, as permitted by Statement No. 123, recognized compensation cost for stock options granted based on the intrinsic value method instead of the fair value based method. The weighted average fair value of options granted during 1999, all of which have exercise prices equal to the market price of the Company's common stock as of the grant date, is estimated using the Black-Sholes option-pricing model. Such fair value and the assumptions used for estimating fair value are as follows:

            Weighted average grant - date fair value per share         $ 4.02
            Expected common stock dividend yield                       0.84%
            Expected volatility                                        38.38%
            Expected option life                                       5 years
            Risk-free interest rate                                    5.88%

      Had the Company used the fair value based method, net income for the year ended December 31, 1999 would have decreased to approximately $1,363,000 and net income per share, both basic and diluted, would have been reduced to $ 0.38.

      Savings incentive plan

      The Bank has a savings incentive plan effective October 1, 1999 pursuant to Section 401(k) of the Internal Revenue Code, for all eligible employees of the Bank. Employees may elect to save from 1% to 10% of their eligible compensation, of which the Bank will match up to 4% of eligible compensation. Total savings incentive plan expense for the year ended December 31, 1999 was approximately $10,000.

12. INCOME TAXES

The Bank qualifies as a thrift institution under the provisions of the Internal Revenue Code and, therefore, must calculate its bad debt deduction using either the experience or the specific charge off method. Retained earnings at December 31, 1999, includes approximately $3,009,000 of bad debt deductions for which income taxes have not been provided. If such amount is used for purposes other than for bad debts losses, including distributions in liquidation, it will be subject to income tax at the then current rate.


                                                                             27.

                     LIBERTY BANCORP, INC. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

12.  INCOME TAXES  (Cont'd.)

The components of income taxes are summarized as follows:

                                                                   Year Ended December 31,
                                                                  ------------------------
                                                                    1999            1998
                                                                  ---------      ---------
      Current tax expense:
           Federal income                                         $ 856,416      $ 717,141
           State income                                              75,496         67,678
                                                                  ---------      ---------

                                                                    931,912        784,819
                                                                  ---------      ---------

      Deferred tax (benefit):
           Federal income                                           (96,830)       (17,545)
           State income                                              (8,909)        (1,524)
                                                                  ---------      ---------

                                                                   (105,739)       (19,069)
                                                                  ---------      ---------

                                                                  $ 826,173      $ 765,750
                                                                  =========      =========

The following table presents a reconciliation between the reported income taxes and the income taxes which would be computed by applying the normal federal income tax rate of 34% to income before income taxes:

                                                                   Year Ended December 31,
                                                                  ------------------------
                                                                    1999            1998
                                                                  ---------      ---------
      Federal income tax expense                                  $ 770,430      $ 732,862
      Increases (reductions) in income taxes resulting from:
           New Jersey savings institution tax,
            net of federal income tax effect                         43,947         43,662
           Other items, net                                          11,796        (10,774)
                                                                  ---------      ---------

      Effective income tax                                        $ 826,173      $ 765,750
                                                                  =========      =========


                                                                             28.

                     LIBERTY BANCORP, INC. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

12. INCOME TAXES (Cont'd.)

The tax effects of existing temporary differences that give rise to significant portions of deferred tax assets and deferred tax liabilities are as follows:

                                                                         December 31,
                                                                  ------------------------
      Deferred tax assets                                            1999          1998
                                                                  ---------      ---------
      Benefit plans                                               $ 116,255      $  88,084
      Deferred loan fees                                             45,033         62,947
      Uncollected interest                                           11,694         13,061
      Allowance for loss on loans                                   283,508        280,052
      Capitalized lease                                              44,374             --
      Unrealized loss on securities available for sale              204,818             --

                                                                    705,682        444,144
      Deferred tax liabilities

      Unrealized gain on securities available for sale                   --        343,671
      Depreciation                                                  135,621        125,692
      Bad debt deduction in excess of base year                     210,967        269,915

                                                                    346,588        739,278
      Net deferred tax assets (liabilities) included in
        other assets (liabilities)                                $ 359,094      $(295,134)

Income taxes payable of $49,390 at December 31, 1999 are included in other liabilities and refundable income taxes of $14,606 at December 31, 1998 are included in other assets.

13. COMMITMENTS AND CONTINGENCIES

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


                                                                             29.

                     LIBERTY BANCORP, INC. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

13. COMMITMENTS AND CONTINGENCIES (Cont'd.)

Commitments to purchase securities are contracts for delayed delivery of securities in which the seller agrees to make delivery at a specified future date of a specified instrument, at a specified price or yield. Risks arise from the possible inability of counterparties to meet the terms of their contracts and from movements in securities values and interest rates.

The Bank has the following outstanding commitments to originate loans, expiring in three months or less:

                                                       December 31,
                                               ---------------------------
                                                  1999             1998
                                               ----------       ----------
      Mortgage                                 $4,643,000       $4,934,000
      Fixed rate home equity loans                621,000          297,000
      Home equity credit lines                    120,000               --
                                               ----------       ----------

                                               $5,384,000       $5,231,000
                                               ==========       ==========

At December 31, 1999, of the $5,384,000 in commitments to originate loans, $2,659,000 are for loans at fixed interest rates ranging from 8.25% to 8.50%, $2,605,000 are for loans at adjustable interest rates with initial rates ranging from 5.50% to 8.50% and $120,000 are for home equity lines at the prime rate plus 1%.

At December 31, 1999 and 1998, outstanding commitments related to unused home equity lines of credit totalled approximately $3,993,000 and $3,141,000, respectively. Commitments under home equity credit line programs represent undisbursed funds from approved lines of credit. Unless specifically cancelled by notice from the Bank, these are firm commitments to the respective borrowers on demand. The lines of credit are secured by one-to-four family residential property owned by the borrowers. The interest rate charged for any month on funds disbursed under the Homeowners' Equity Credit Line Program is 1.75% above the prime rate as most recently published in The Wall Street Journal prior to the last business day of the month immediately preceding the month in which the billing cycle begins. The interest rate charged under the Preferred Home Equity Credit Line is fixed at 6.49% for one year, and thereafter is adjusted monthly to a rate of 1.00% above the prime rate as discussed above.

The Bank also has, in the normal course of business, commitments for services and supplies. Management does not anticipate losses on any of these transactions.

The Company and its subsidiaries are also parties to litigation which arises primarily in the ordinary course of business. In the opinion of management, the ultimate disposition of such litigation should not have a material effect on consolidated financial position or operations.


                                                                             30.

                     LIBERTY BANCORP, INC. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

14. FAIR VALUE OF FINANCIAL INSTRUMENTS

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

      Securities

      The fair values for securities available for sale and held to maturity are based on quoted market or dealer prices, if available. If quoted market or dealer prices are not available, fair value is estimated using quoted market prices for similar securities.

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

      Borrowings

      Fair value is estimated using rates currently offered for liabilities of similar remaining maturities, or when available, quoted market prices.

      Commitments

      The fair value of loan commitments is estimated using fees currently charged to enter into similar agreements taking into account the remaining terms of the agreements and the present creditworthiness of the counterparties. For fixed rate loan commitments, fair value also considers the difference between current levels of interest and the committed rates.


                                                                             31.

                     LIBERTY BANCORP, INC. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

14. FAIR VALUE OF FINANCIAL INSTRUMENTS (Cont'd.)

The carrying amounts and fair values of financial instruments are as follows:

                                                   December 31,
                               ---------------------------------------------------
                                        1999                      1998
                               -----------------------     -----------------------
                               Carrying     Estimated      Carrying      Estimated
Financial assets                Amount      Fair Value      Amount      Fair Value
                               --------     ----------     --------     ----------
                                                 (In Thousands)
Cash and cash equivalents      $  3,612      $  3,612      $ 13,824      $ 13,824
Investment securities            68,175        68,059        62,735        62,735
Loans receivable                202,031       202,818       177,877       181,861
Interest receivable               1,539         1,539         1,316         1,316

Financial liabilities

Deposits                        220,533       221,219       223,270       224,714
Borrowings                       24,800        24,792            --            --

Commitments

To originate loans                5,384         5,384         5,231         5,231
Unused lines of credit            3,993         3,993         3,141         3,141

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


                                                                             32.

                     LIBERTY BANCORP, INC. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

15. PARENT ONLY FINANCIAL INFORMATION

The Company's primary business is the operation of its wholly owned subsidiary, the Bank. The earnings of the Bank are recognized by the Company under the equity method of accounting. The following are the condensed financial statements for the Company (Parent Company only) as of and for the period ended December 31, 1999 and 1998. The Company had no earnings prior to June 30, 1998.

      Condensed statements of financial condition

                                                                  December 31,
                                                          ----------------------------
                                                             1999              1998
                                                          -----------      -----------
      Assets

      Cash and cash equivalents                           $   271,735      $   120,319
      Investments held to maturity                          3,489,427               --
      Investment in Liberty Bank                           26,041,585       25,536,981
      ESOP loan receivable                                  1,246,874        1,393,565
      Receivable from Liberty Bank                            947,804        7,398,861
      Accrued interest receivable                              43,567               --
                                                          -----------      -----------

           Total assets                                   $32,040,992      $34,449,726
                                                          ===========      ===========

      Liabilities and stockholder's equity

      Dividends payable                                   $    93,048      $        --
      Income taxes payable                                         --           16,668
      Stockholders' equity                                 31,947,944       34,433,058
                                                          -----------      -----------

          Total liabilities and stockholders' equity      $32,040,992      $34,449,726
                                                          ===========      ===========


                                                                             33.

                     LIBERTY BANCORP, INC. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

15.   PARENT ONLY FINANCIAL INFORMATION  (Cont'd.)

    Condensed statements of income

                                                 Year          From Inception
                                                Ended        (June 30, 1998) to
                                              December 31,        December 31,
                                                 1999                1998
                                              ------------   ------------------

      Interest                                $  251,763          $   59,984
      Equity in earnings of Liberty Bank       1,322,928             738,151
                                              ----------          ----------

                                               1,574,691             798,135

      Expenses                                   132,751              13,012
                                              ----------          ----------

      Income before income taxes               1,441,940             785,123
      Income taxes                                 2,142              16,668
                                              ----------          ----------

      Net income                              $1,439,798          $  768,455
                                              ==========          ==========


                                                                             34.

                     LIBERTY BANCORP, INC. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

15.   PARENT ONLY FINANCIAL INFORMATION  (Cont'd.)

      Condensed statements of cash flows

                                                                         Year          From Inception
                                                                        Ended        (June 30, 1998) to
                                                                     December 31,       December 31,
                                                                         1999               1998
                                                                     ------------     -----------------
Cash flow from operating activities

      Net income                                                     $  1,439,798       $    768,455
      Equity in earnings of Liberty Bank                               (1,322,927)          (738,151)
      (Decrease) increase in other liabilities                            (16,668)            16,668
      Increased in accrued interest receivable                            (43,567)                --
      Accretion of discounts                                               (2,552)                --
                                                                     ------------       ------------

         Net cash provided by operating activities                         54,084             46,972
                                                                     ------------       ------------

      Investing activities

      Purchase of investment securities                                (3,486,875)                --
      Decrease (increase) in loan receivable from Liberty Bank          6,451,057         (7,398,861)
      Loan made to ESOP                                                        --         (1,466,910)
      Repayment of loan receivable from ESOP                              146,691             73,345
      Purchase of 100% of the outstanding stock of Liberty Bank                --         (8,865,770)

         Net cash provided by (used in) investing activities            3,110,873        (17,658,196)
                                                                     ------------       ------------

      Financing activities

      Net proceeds from sale of common stock                                   --         17,731,543
      Purchase of treasury stock                                       (2,849,415)                --
      Dividends paid                                                     (164,126)                --
                                                                     ------------       ------------

         Net cash (used in) provided by financing activities           (3,013,541)        17,731,543
                                                                     ------------       ------------

      Net increase in cash and cash equivalents                           151,416            120,319
      Cash and cash equivalents at beginning of period                    120,319                 --
                                                                                        ------------

      Cash and cash equivalents at end of period                     $    271,735       $    120,319
                                                                     ============       ============


                                                                             35.

                     LIBERTY BANCORP, INC. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

16. QUARTERLY FINANCIAL DATA (UNAUDITED)

Year Ended December 31, 1999

                                      First      Second      Third       Fourth
                                     Quarter    Quarter     Quarter     Quarter
                                         (In Thousands Except Per Share Data)

      Interest income                $4,220      $4,595      $4,676      $4,714
      Interest expense                2,523       2,803       2,803       2,812

         Net interest income          1,697       1,792       1,873       1,902

      Provision for loan losses          15          15          15          15
      Non-interest income                77          92          78          91
      Non-interest expense            1,268       1,372       1,371       1,265
      Income taxes                      180         197         195         254

      Net income                     $  311      $  300      $  370      $  459

      Net income per common
       share:  Basic/diluted          0.085       0.085       0.106       0.131

Year Ended December 31, 1999

                                      First      Second      Third       Fourth
                                     Quarter    Quarter     Quarter     Quarter
                                         (In Thousands Except Per Share Data)

      Interest income                $3,753      $3,911      $4,201      $4,149
      Interest expense                2,305       2,451       2,448       2,613

         Net interest income          1,448       1,460       1,753       1,536

      Provision for loan losses          15          15          15          --
      Non-interest income                84          73          75          79
      Non-interest expense            1,023       1,035       1,175       1,074
      Income taxes                      186         172         221         187

      Net income                     $  308      $  311      $  417      $  354
      Net income per common
       share: Basic/diluted          N/A (1)     N/A (1)     $0.111      $0.094

(1)   Liberty Bancorp, Inc. converted to stock form on June 30, 1998.


                                                                             36.

                     LIBERTY BANCORP, INC. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

17. IMPACT OF NEW ACCOUNTING STANDARDS

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

SFAS No. 133 is effective for all fiscal quarters of all fiscal years beginning after June 15, 2000, the quarter ended March 31, 2001 for the Company and subsidiaries. Initial application shall be as of the beginning of an entity's fiscal quarter. Earlier application of all of the provisions of SFAS No. 133 is permitted only as of the beginning of a fiscal quarter. Earlier application of selected provisions or retroactive application of provisions of SFAS No. 133 are not permitted.

Management of the Company has not yet determined when SFAS No. 133 will be implemented, but does not believe the ultimate implementation of SFAS No. 133 will have a material impact on their consolidated financial position or results of operations.


                                                                             37.