Form 10KSB, Exhibit 13
period 2000-12-31
LIBERTY BANCORP INC /NJ/
filed 2001-03-28
CIK 1057570

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

                                                                                      AT DECEMBER 31,
                                                                           ------------------------------------
                                                                              2000         1999         1998
                                                                           ----------   ----------   ----------
                                                                                      (IN THOUSANDS)
FINANCIAL CONDITION DATA:
Total assets.........................................................      $ 291,614    $ 283,269    $ 260,447
Loans receivable, net................................................        218,275      202,031      177,877
Securities available for sale........................................         38,533       48,707       62,735
Deposits.............................................................        223,609      220,533      223,270
Borrowings...........................................................         32,388       27,396           -0-
Equity capital.......................................................         32,526       31,948       34,433

                                                                                  YEAR ENDED DECEMBER 31,
                                                                           ------------------------------------
                                                                              2000         1999         1998
                                                                           ----------   ----------   ----------
                                                                                        (IN THOUSANDS)
OPERATING DATA:
Interest income......................................................      $  19,925    $  18,205    $  16,014
Interest expense.....................................................         12,278       10,941        9,817
                                                                           ---------    ---------    ---------
Net interest income..................................................          7,647        7,264        6,197
Provision for loan losses............................................            104           60           45
                                                                           ---------     --------    ---------
Net interest income after provision for loan losses..................          7,543        7,204        6,152
                                                                           ---------     --------    ---------
Non-interest income..................................................            403          338          311
                                                                           ---------     --------    ---------
Non-interest expense.................................................          6,225        5,276        4,307
                                                                           ---------     --------    ---------
Income before income taxes...........................................          1,721        2,266        2,156
Income taxes.........................................................            627          826          766
                                                                           ---------    ---------    ---------
Net income...........................................................      $   1,094    $   1,440    $   1,390
                                                                           =========    =========    =========

                       KEY OPERATING RATIOS AND OTHER DATA

                                                                                    AT OR FOR THE YEAR
                                                                                    ENDED DECEMBER 31,
                                                                           ------------------------------------
                                                                              2000         1999         1998
                                                                           ----------   ----------   ----------
SELECTED RATIOS:

PERFORMANCE RATIOS:
   Return on assets (ratio of net income to average total assets)......          0.38%        0.52%        0.58%
   Return on equity (ratio of net income to average equity)............          3.32%        4.51%        5.44%
   Average interest rate spread during period..........................          2.19%        2.17%        2.05%
   Net interest margin (net interest income divided by average
     interest-earning assets)..........................................          2.74%        2.71%        2.63%
   Operating expenses to average total assets..........................          2.16%        1.92%        1.79%
   Average interest-earning assets to average interest-bearing liabilities     112.52%      113.37%      114.02%

ASSET QUALITY RATIOS:
   Non-performing assets to total assets...............................          0.07%        0.18%        0.27%
   Allowance for loan losses to non-performing loans...................        463.89%      187.60%      126.67%
   Allowance for loan losses to loans receivable, net..................          0.41%        0.39%        0.43%

CAPITAL RATIOS:
   Equity to total assets at end of period.............................         11.15%       11.31%       13.22%
   Average equity to average assets....................................         11.09%       11.60%       10.61%

OTHER DATA:
   Number of full service customer facilities at end of period.........          6            5            4

-------------------
(1) Interest rate spread represents the difference between the weighted average yield on average interest-earning assets and the weighted average cost of average interest-bearing liabilities.

                     MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                  FINANCIAL CONDITION AND RESULTS OF OPERATIONS

FORWARD-LOOKING STATEMENTS

         In addition to historical information, this document contains forward-looking statements. The forward looking statements contained in the following sections are subject to certain risks and uncertainties that could cause actual results to differ materially from those projected in the forward-looking statements. Important factors that might cause such a difference include, but are not limited to, those discussed. Readers should not place undue reliance on these forward-looking statements, as they reflect management's analysis as of the date of this report. The Company has no obligation to update or revise these forward-looking statements to reflect events or circumstances that occur after the date of this report. Readers should carefully review the risk factors described in other documents the Company files from time to time with the Securities and Exchange Commission (the "SEC"), including quarterly reports on Form 10-QSB and current reports filed on Form 8-K.

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

         The Bank has pursued the following strategies to manage interest rate risk: (1) originating one- to-four family adjustable rate mortgage ("ARM") loans, (2) increasing adjustable rate home equity lending and fixed-rate home equity lending with maturities of five years or less, (3) purchasing adjustable rate mortgage-backed securities guaranteed by Fannie Mae, Freddie Mac or Ginnie Mae, (4) originating commercial real estate loans with short terms or adjustable rates, and (5) investing in shorter-term securities which generally have lower yields compared to longer term investments, but which better position the Bank to reinvest its assets if market interest rates increase.

         The Bank's current investment strategy is to maintain a securities portfolio that provides a source of liquidity and that contributes to the Bank's overall profitability and asset mix within given quality and maturity considerations. The securities portfolio consists primarily of U.S. Treasury, U.S. Government Agency and government sponsored corporation securities. All of the Bank's investment securities and mortgage-backed securities, other than Federal Home Loan Bank of New York ("FHLB") stock, are classified as available for sale to provide management with the flexibility to make adjustments to the portfolio in the event of changes in interest rates, to fulfill unanticipated liquidity needs, or to take advantage of alternative investment opportunities.

         NET PORTFOLIO VALUE. The Bank measures the market value of its assets, liabilities and off-balance sheet items to calculate the net portfolio value ("NPV"). The NPV is then tested through calculations in six interest rate scenarios which assume an instantaneous and permanent change in market interest rates up or down from 1% to 3% (100 to 300 basis points). The following table presents the Bank's NPV at December 31, 2000, as calculated by the Office of Thrift Supervision ("OTS"), which is based upon quarterly information that the Bank provided voluntarily to the OTS.

                                     PERCENTAGE CHANGE IN NET PORTFOLIO VALUE
                     -----------------------------------------------------------------------
                         CHANGES                      BOARD
                        IN MARKET      PROJECTED     POLICY         ESTIMATED      AMOUNT OF
                     INTEREST RATES    CHANGE (1)   GUIDELINES         NPV         CHANGE
                     --------------    ----------   ----------      ---------      ---------
                     (BASIS POINTS)                  (DOLLARS IN THOUSANDS)
                          300            (57.0%)      -75.0%         12,509         (16,820)
                          200            (37.0%)      -50.0%         18,378         (10,951)
                          100            (18.0%)      -37.5%         24,045          (5,284)
                            0                            --          29,329
                         (100)            14.0%        15.0%         33,320           3,991
                         (200)            23.0%        25.0%         36,132           6,803
                         (300)            36.0%        50.0%         39,750          10,421

----------------
(1) Calculated as the amount of change in the estimated NPV divided by the estimated NPV, assuming no change in interest rates.

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

COMPARISON OF FINANCIAL CONDITION

         ASSETS. Total assets for the year ended December 31, 2000 increased by $8.3 million, or 2.9%, to $291.6 million from $283.3 million at December 31, 1999. The increase resulted primarily from an increase of $16.3 million, or 8.1%, in loans receivable to $218.3 million from $202.0 million. This was partially offset by a decrease of $10.2 million, or 21.0%, in investment securities available for sale to $38.5 million from $48.7 million. Premises and equipment increased by $1.4 million, or 29.2%, to $6.2 million from $4.8 million due to the opening of new branches.

         LIABILITIES. Total liabilities for the year ended December 31, 2000 increased by $7.7 million, or 3.1%, to $259.0 from $251.3 million at December 31, 1999. The increase was primarily due to a $5.8 million increase in advances from the FHLB. In 1999 the Bank had no advances from the FHLB. This increase was partially offset by an $800,000, or 3.2%, decrease in borrowings under repurchase agreements with the FHLB. Deposits increased by $3.1 million, or 1.4%, to $223.6 million at December 31, 2000 from $220.5 million at December 31, 1999.

         TOTAL EQUITY. Total equity as of the year ended December 31, 2000 increased $600,000, or 1.88%, to $32.5 million from $31.9 million at December 31, 1999. The increase was the result of increases of $849,000 in retained earnings and $431,000 in unrealized gain on securities available for sale, offset by increases of $487,000 in treasury stock and $323,000 in the Company's common stock purchased for its Recognition and Retention Plan.

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

         The following table sets forth certain information relating to the Bank at December 31, 2000, and for the years ended December 31, 2000, 1999, and 1998. For the periods indicated, the total dollar amount of interest income from average interest-earning assets and the resultant yields, as well as the interest expense on average interest-bearing liabilities and the resultant cost, is expressed both in dollars and rates. No tax equivalent adjustments were made. All average balances are monthly averages.

                                                                               YEARS ENDED DECEMBER 31,
                              AT DECEMBER 31,    -----------------------------------------------------------------------------------
                                   2000                    2000                          1999                         1998
                             ----------------    -------------------------    -------------------------    -------------------------
                                       YIELD/    AVERAGE            YIELD/    AVERAGE            YIELD/    AVERAGE            YIELD/
                              BALANCE   COST     BALANCE  INTEREST   COST     BALANCE  INTEREST   COST     BALANCE  INTEREST   COST
                             --------- ------    -------  --------  ------    -------  --------  ------    -------  --------  ------
                                                                               (DOLLARS IN THOUSANDS)
Interest-earning assets:
 Loans receivable (1)(2)...  $218,275   7.44%   $212,265   $15,500   7.30%   $189,917   $13,578   7.15%   $164,067   $12,239   7.46%
 Mortgage-backed securities    38,533   7.01      43,140     2,930   6.79      58,159     3,365   5.79      52,406     2,681   5.12
 Investment securities.....    19,484   6.12      19,480     1,201   6.17      14,506       919   6.34         915        59   6.45
 Other interest-earning
  assets...................     5,216   9.56       4,078       294   7.21       5,196       343   6.60      18,264     1,035   5.66
                             --------           --------                     --------                     --------   -------
Total interest-earning
 assets....................   281,508   7.32     278,963    19,925   7.14     267,778    18,205   6.80     235,652    16,014   6.80
                                                                                                                     -------
Non-interest earning assets    10,106              9,147                        7,396                        4,888
                                                --------                     --------                     --------
Total assets...............  $291,614            288,110                     $275,174                     $240,540
                             ========           ========                     ========                     ========
Interest-bearing liabilities:
 Interest bearing deposits
  Demand...................    14,027   1.76      12,582       223   1.77      12,465       218   1.75    $ 12,049       220   1.83
  Savings and club.......      49,982   3.00      50,381     1,438   2.85      50,986     1,389   2.72      47,914     1,464   3.06
  Certificates of deposit..   153,372   5.86     147,429     8,147   5.53     155,971     8,360   5.36     146,704     8,133   5.54
  Borrowed funds...........    32,387   7.20      37,542     2,470   6.58      16,780       974   5.80          --        --
                             --------           --------   -------           --------   -------           --------   -------
Total interest-bearing
 liabilities ..............   249,768   5.23     247,934    12,278   4.95     236,202    10,941   4.63     206,667     9,817   4.75
                                                           -------                      -------                      -------
Non-interest bearing
 liabilities. .............     9,320              8,232                        7,062                        8,348
Stockholders' equity.......    32,526             31,944                       31,910                       25,525
                             --------           --------                     --------                     --------
Total liabilities and
 retained earnings ........  $291,614            288,110                     $275,174                     $240,540
                             ========           ========                     ========                     ========

Net interest income........                                $ 7,647                      $ 7,264                      $ 6,197
                                                           =======                      =======                      =======

Net interest rate spread...                                          2.19%                        2.17%                        2.05%
                                                                     ====                         ====                         ====
Net yield on average
 interest-earning assets...                                          2.74%                        2.72%       `                2.63%
                                                                     ====                         ====                         ====

Ratio of average interest-
 earning assets to interest-
 bearing liabilities........                        1.13x                        1.13x                        1.14x
                                                    ====                         ====                         ====

--------------
(1)  Calculated net of deferred loan fees and discounts and loans in process.
(2)  Includes non-accrual loans.

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

                                                       YEAR ENDED                             YEAR ENDED
                                        DECEMBER 31, 2000 VS DECEMBER 31, 1999   DECEMBER 31, 1999 VS DECEMBER 31, 1998
                                                   INCREASE (DECREASE)                    INCREASE (DECREASE)
                                                         DUE TO                                 DUE TO
                                          -----------------------------------     ----------------------------------
                                            VOLUME        RATE         TOTAL       VOLUME        RATE         TOTAL
                                          ---------    ---------     --------     --------     --------     --------
                                                                       (IN THOUSANDS)
Interest income:
     Loans receivable.................     $  1,631    $     291     $  1,922      $ 1,848     $   (509)    $  1,339
     Mortgage backed securities.......       (1,020)         585         (435)         333          351          684
     Investment Securities............          306          (24)         282          862           (2)         860
     Other interest-earning assets....          (81)          32          (49)        (862)         170         (692)
                                          ---------    ---------     --------     --------     --------     --------
         Total interest income........          836          884        1,720        2,181           10        2,191
                                          ---------    ---------     --------     --------     --------     --------
Interest expense:
     Interest-bearing demand..........            2            2            4            7           (9)          (2)
     Savings and club accounts........          (17)          65           48           88         (163)         (75)
     Certificates of deposit..........         (474)         263         (211)         496         (269)         227
     Borrowed funds...................        1,366          130        1,496          974          -0-          974
                                          ---------    ---------     --------     --------     --------     --------
     Total interest expense...........          877          460        1,337        1,565         (441)       1,124
                                          ---------    ---------     --------     --------     --------     --------

Change in interest income.............    $    (41)    $     424     $    383     $    616     $    451     $  1,067
                                          =========    =========     ========     ========     ========     ========

COMPARISON OF OPERATING RESULTS

         GENERAL. The Bank's net income depends primarily on its level of net interest income, which is the difference between interest earned on the Bank's interest-earning assets, consisting primarily of one-to-four family mortgage loans, mortgage-backed securities, home equity loans, commercial real estate loans, multi-family real estate loans, and investment securities, and the interest paid on interest-bearing liabilities, consisting of deposits and other borrowings. Net interest income is affected primarily by (i) the Bank's interest rate spread, which is the difference between the average yield earned on interest-earning assets and the average rate paid on interest-bearing liabilities, and by (ii) the average balance of interest-earning assets as compared to interest-bearing liabilities. The Bank's net income is also affected by its level of non-interest income consisting primarily of fees and service charges on deposits and loans, and gains on sale of securities, loans and other assets, as well as its level of non-interest expense, including salaries and employee benefits, occupancy, equipment, advertising, deposit insurance, professional services and other non-interest expenses.

         INTEREST INCOME. Interest income increased by $1.7 million, or 9.3%, to $19.9 million for the year ended December 31, 2000 from $18.2 million for the prior year. The increase was primarily the result of a $1.9 million, or 14.0%, increase in income on loans and a $281,000, or 30.7%, increase in income on investment securities held to maturity. These increases were partially offset by a $434,000, or 12.9%, decrease in income on mortgage backed securities and a $50,000, or 14.4% decrease in income on other interest earning assets. The increase in income on loans was the result of a $22.3 million, or 11.8%, increase in the average balance of loans combined with a 15 basis point increase to 7.30% from 7.15% in the yield earned on loans. The increase in income on investment securities held to maturity was the result of a $4.9 million, or 34.3% increase in the average balances of investment securities held to maturity, partially offset by a 17 basis point decline from 6.34% to 6.17% in the yield earned on such investments. The decline in the income earned on mortgage backed securities is the result of a decline of $15.0 million, or

25.8%, in the average balances of mortgage backed securities, partially offset by a 100 basis point increase in the yield on such securities. The decrease in income on other earning assets was the result of a $1.1 million, or 21.5% decline in the average balances of other earning assets, partially offset by an increase of 61 basis points in the yield on other earning assets.

         INTEREST EXPENSE. Interest expense increased $1.4 million, or 12.8%, to $12.3 million for the year ended December 31, 2000 from $10.9 million for the prior year. The increase was the result of an increase of the average balance of borrowed funds to $37.5 million for the year ended December 31, 2000 from $16.8 million for the prior year, combined with an increase in the average cost of borrowed funds to 6.6% for the year ended December 31, 2000 from 5.8% for the prior year and an increase of 12 basis points in the average cost of deposits to 4.66% for the year 2000 from 4.54% for the prior year. This was partially offset by a decrease of 9.0 million, or 4.1%, in interest bearing deposits to $210.4 million at December 31, 2000 from $219.4 million for the year ended December 31, 1999.

         NET INTEREST INCOME. Net interest income increased by $383,000, or 5.27%, to $7.5 million for the year ended December 31, 2000 from $7.2 million for the prior year. The increase was the result of higher average income earning asset balances and higher yield on said balances, offset by higher average borrowed fund balances and higher costs for the same.

         PROVISION FOR LOAN LOSSES. The Bank establishes provisions for loan losses, which are charged to operations, in order to maintain the allowance for loan losses at a level that is deemed appropriate to absorb future charge-offs of loans deemed uncollectible. In determining the appropriate level of the allowance for loan losses, management considers past and anticipated loss experience, valuations of real estate collateral, current and anticipated economic conditions, volume and type of lending and the levels of non-performing and other classified loans. The amount of the allowance is based on estimates and the ultimate losses may vary from such estimates. Management of the Bank assesses the allowance for loan losses on a quarterly basis and makes provisions for loan losses monthly in order to maintain the adequacy of the allowance.

         The Bank provided $104,000 and $60,000 in loan loss provisions during the years ended December 31, 2000 and 1999, respectively. At December 31, 2000 and 1999 the Bank's allowance for loan losses was $886,000 and $788,000, respectively, and the Bank's loans delinquent for ninety days or more were $191,000 and $420,000, respectively. The Bank's allowance for loan losses as a percentage of total non-performing loans at December 31, 2000 and 1999 was 463.89% and 187.60%, respectively. Management believes that, based on information currently available, the Bank's allowance for loan losses is sufficient to cover losses inherent in its loan portfolio at this time. However, future loan loss provisions may be necessary based on changes in general economic conditions. In addition, various regulatory agencies, as an integral part of their examination process, periodically review the allowance for loan losses and may require the Bank to recognize additional provisions based on their judgment of information available to them at the time of their examination.

         NON-INTEREST INCOME. Non-interest income consists primarily of fees and service charges on deposit accounts and loans, and other income. Non-interest income increased by $65,000, or 19.2%, to $403,000 for the year ended December 31, 2000 from $338,000 for the prior year.

         NON-INTEREST EXPENSE. Non-interest expense increased by $949,000, or 18.0%, to $6.2 million for the year ended December 31, 2000 from $5.2 million for the prior year. Compensation, occupancy, equipment, advertising, loss on real estate and miscellaneous expense increased during the year ended December 31, 2000 from the prior year by, $364,000, 228,000, $102,300, $111,400, $26,600 and $211,200, respectively. Most of the increases in non-interest expenses are directly related to staffing, furnishing and promoting the Bank's new office facilities opened during the year ended December 31, 2000. Director fees and deposit insurance premiums decreased during the year ended December 31, 2000 from the prior year by $7,800 and $86,500, respectively

         PROVISION FOR INCOME TAXES. The Bank's provision for income taxes was $627,000 and $826,000 for the years ended December 31, 2000 and 1999, respectively. The Bank's provision for income taxes represented 36.4% of taxable income for the years ended December 31, 2000 and 1999.

         NET INCOME. Net Income decreased by $345,000, or 23.98%, to $1.09 million for the year ended December 31, 2000 from $1.44 million for the prior year. Such decrease was the result of an increase of $1.7 million in interest income offset by a $1.3 million increase in interest expense and a $949,000 increase in operating expenses.

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

         The Bank's primary sources of internally generated funds are principal and interest payments on loans receivable, cash flows generated from operations, and cash flows generated by investments. External sources of funds include increases in deposits and advances from the FHLB. At December 31, 2000, the Bank had outstanding $3.7 million in commitments to originate loans. If the Bank requires funds beyond its internal funding capabilities, agreements with the FHLB are available to borrow funds up to $53.0 million. At December 31, 2000, approximately $118.8 million in certificates of deposit were scheduled to mature within a year. The Bank's experience has been that a large portion of its maturing certificates of deposit accounts remain on deposit with the Bank.

         The Bank is required under applicable federal regulations to maintain specified levels of "liquid" investments in qualifying types of U.S. Government, federal agency and other investments having maturities of five years or less. Current OTS regulations require that a savings association maintain liquid assets of not less than 4% of its average daily balance of net withdrawable deposit accounts and borrowings payable in one year or less. Monetary penalties may be imposed for failure to meet applicable liquidity requirements. At December 31, 2000, the Bank's liquidity, as measured for regulatory purposes, was in excess of the minimum OTS requirement.

         The Company's primary source of funds, other than income from its investments and principal and interest payments received on its loan to the Employee Stock Ownership Plan ("ESOP"), is dividends from the Bank. As a stock savings association, the Bank may not declare or pay a cash dividend on or repurchase any of its stock if the effect of such transaction would be to reduce its net worth to an amount which is less than the minimum amount required by applicable federal regulations. At December 31, 2000, the Bank was in compliance with all applicable capital requirements.

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

         SFAS No. 133 is effective for all fiscal quarters of all fiscal years beginning after June 15, 2000, the quarter ended March 31, 2001 for the Company and subsidiaries. Initial application shall be as of the beginning of an entity's fiscal quarter. Earlier application of all of the provisions of SFAS No. 133 is permitted only as of the beginning of a fiscal quarter. Earlier application of selected provisions or retroactive application of provisions of SFAS No. 133 is not permitted.

         The Company implemented SFAS No. 133 effective January 1, 2001. Such implementation did not have a material impact on its consolidated financial position or results of operations.

IMPACT OF INFLATION AND CHANGING PRICES

         The financial statements and related financial data presented herein have been prepared in accordance with Generally Accepted Accounting Principles, which requires the measurement of financial position and operating results in terms of historical dollars, without considering changes in relative purchasing power over time due to inflation.

         Unlike most industrial companies, virtually all of the Bank's assets and liabilities are monetary in nature. As a result, interest rates generally have a more significant impact on a financial institution's performance than does the effect of inflation.

                  SELECTED QUARTERLY FINANCIAL DATA (UNAUDITED)

         A summary of selected financial data for the years ended December 31, 2000 and 1999 is as follows:


                                          FIRST            SECOND             THIRD           FOURTH
                                         QUARTER           QUARTER           QUARTER          QUARTER
                                      -------------------------------------------------------------------
                                                      (IN THOUSANDS EXCEPT PER SHARE DATA)
FISCAL YEAR ENDED
DECEMBER 31, 2000

Interest income.........................    $   4,810         $  4,914         $   5,040         $  5,161
Net interest income.....................        1,965            1,927             1,877            1,878
Provision for losses....................           30               30                30               14
Income before provision for
  income taxes..........................          537              451               470              263
Net income..............................          347              284               297              166

Net income per common share:
  Basic/Diluted.........................          .10              .08               .09              .05

FISCAL YEAR ENDED
DECEMBER 31, 1999

Interest income.........................    $   4,220         $  4,595         $   4,676         $  4,714
Net interest income.....................        1,697            1,792             1,873            1,902
Provision for losses....................           15               15                15               15
Income before provision for income taxes          491              497               565              713
Net income..............................          311              300               370              459

Net income per common share:
     Basic/Diluted......................          .08              .08               .11              .13

                        COMMON STOCK AND RELATED MATTERS

         The Company's common stock is listed on the Nasdaq National Market under the symbol "LIBB." As of December 31, 2000, the Company had seven registered market makers, 536 stockholders of record (excluding the number of persons or entities holding stock in street name through various brokerage firms), and 3,548,399 shares outstanding. As of such date, Liberty Bancorp, MHC (the "Mutual Holding Company"), the Company's mutual holding company, held 2,067,729 shares of common stock and stockholders other than the Mutual Holding Company held1,480,670 shares. The following table sets forth market price and dividend information for the Common Stock for the years ended December 31, 2000 and 1999.

            FISCAL YEAR ENDED                                                         CASH DIVIDENDS
            DECEMBER 31, 2000                  HIGH                 LOW                  DECLARED
-------------------------------           -------------       -------------       ----------------------
         Fourth quarter                     $      8.75        $      8.44             $     .03
         Third quarter                             9.00               6.50                   .025
         Second quarter                            6.94               6.25                   .025
         First quarter                             6.75               5.75                   .025

            FISCAL YEAR ENDED                                                         CASH DIVIDENDS
            DECEMBER 31, 1999                  HIGH                 LOW                  DECLARED
-------------------------------           -------------       -------------       ----------------------
         Fourth quarter                     $      6.69        $      5.88             $     .025
         Third quarter                             7.88               6.00                   .025
         Second quarter                            9.88               7.25                   .020
         First quarter                            10.44               8.75                   .020

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

         OTS regulations impose limitations upon all "capital distributions" by savings institutions, including cash dividends, payments by a savings institution to repurchase or otherwise acquire its stock, payments to stockholders of another savings institution in a cash-out merger, and other distributions charged against capital. A savings institution may make a capital distribution without notice to the OTS, unless it is a subsidiary of a holding company, provided that it has a regulatory rating in the two top regulatory categories, is not of supervisory concern, and would remain adequately capitalized, as defined in the OTS prompt corrective action regulations, following the proposed distribution. Savings institutions that would remain adequately capitalized following the proposed distribution but do not meet the other noted requirements must notify the OTS 30 days prior to declaring a capital distribution. The OTS stated it will generally regard as permissible that amount of capital distributions that do not exceed 50% of the institution's excess regulatory capital plus net income to date during the calendar year. A savings institution may not make a capital distribution without prior approval of the OTS and the FDIC if it is undercapitalized before, or as a result of, such a distribution. The OTS may object to a capital distribution if it would constitute an unsafe or unsound practice.

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

         OTS regulations require the Mutual Holding Company to notify the OTS of any proposed waiver of the right to receive dividends. It is the OTS' recent practice to review dividend waiver notices on a case-by case-basis, and, in general, not object to any such waiver if: (i) the mutual holding company's board of directors determines that such a waiver is consistent with such directors' fiduciary duties to the mutual holding company's members; (ii) for as long as the savings association subsidiary is controlled by the mutual holding company, the dollar amount of dividends waived by the mutual holding company are considered as a restriction on the retained earnings of the savings association as a note to the financial statements; (iii) the amount of any dividend waived by the mutual holding company is available for declaration as a dividend solely to the mutual holding company, and, in accordance with SFAS 5, where the savings association determines that the payment of such dividend to the mutual holding company is probable, an appropriate dollar amount is recorded as a liability; and (iv) the amount of any waived dividend is considered as having been paid by the savings association (and the savings association's capital ratios adjusted accordingly) in evaluating any proposed dividend under OTS capital distribution regulations.

                              LIBERTY BANCORP, INC.
                                AND SUBSIDIARIES
                        CONSOLIDATED FINANCIAL STATEMENTS
                   (With Independent Auditors' Report Thereon)

                                December 31, 2000
             -------------------------------------------------------

                                      INDEX
                                                                     Page
                                                                   --------
Independent Auditors' Report                                          2

Consolidated Statements of Financial Condition
  as of December 31, 2000 and 1999                                    3

Consolidated Statements of Income
  for the Years Ended December 31, 2000 and 1999                      4

Consolidated Statements of Comprehensive Income
  for the Years Ended December 31, 2000 and 1999                      5

Consolidated Statements of Stockholders' Equity
  for the Years Ended December 31, 2000 and 1999                      6

Consolidated Statements of Cash Flows
  for the Years Ended December 31, 2000 and 1999                    7 - 8

Notes to Consolidated Financial Statements                          9 - 37

All schedules are omitted as the required information is either not applicable or is presented in the consolidated financial statements.

                          INDEPENDENT AUDITORS' REPORT

To The Board of Directors
Liberty Bancorp, Inc.

We have audited the accompanying consolidated statements of financial condition of Liberty Bancorp, Inc. (the "Company") and Subsidiaries as of December 31, 2000 and 1999, and the related consolidated statements of income, comprehensive income, stockholders' equity and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to in the second preceding paragraph present fairly, in all material respects, the consolidated financial position of Liberty Bancorp, Inc. and Subsidiaries as of December 31, 2000 and 1999, and the results of their operations and their cash flows for the years then ended, in conformity with generally accepted accounting principles.

/s/ Radics & Co., LLC
Pine Brook, New Jersey
January 19, 2001

                              LIBERTY BANCORP, INC.
                                AND SUBSIDIARIES
                 CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION

                                                                                                    December 31,
                                                                                       ---------------------------------------
                                                                        Notes                2000                 1999
                                                                    --------------     ------------------   ------------------
Assets
Cash and amounts due from depository institutions                                         $  1,695,546         $  1,563,041
Interest-bearing deposits in other banks                                                     2,861,403            2,049,256
                                                                                          ------------         ------------
             Total cash and cash equivalents                         1 and 14                4,556,949            3,612,297

Investment securities available for sale                            1,3, 8 and 14           38,533,429           48,707,248
Investment securities held to maturity                              1,3, 8 and 14           19,484,583           19,468,185
Loans receivable                                                     1,4 and 14            218,275,067          202,031,204
Premises and equipment                                              1,5,9 and 13             6,187,524            4,867,039
Foreclosed real estate                                                    1                     -                    80,222
Federal Home Loan Bank of New York stock                                  8                  2,355,100            2,355,100
Interest receivable                                                  1,6 and 14              1,721,026            1,539,332
Other assets                                                             12                    500,661              608,061
                                                                                          ------------         ------------
              Total assets                                                                $291,614,339         $283,268,688
                                                                                          ------------         ------------
Liabilities and retained earnings

Liabilities

Deposits                                                              7 and 14            $223,609,329         $220,532,547
Advances from Federal Home Loan Bank of New York                      8 and 14               5,800,000               -
Securities sold under agreements to repurchase                        8 and 14              24,000,000           24,800,000
Capitalized lease obligations                                          1 and 9               2,587,766            2,596,031
Advance payments by borrowers for taxes and insurance                                        2,444,990            2,262,379
Other liabilities                                                     11 and 12                646,011            1,129,787
                                                                                          ------------         ------------
              Total liabilities                                                            259,088,096          251,320,744
                                                                                          ------------         ------------
Commitments and contingencies                                        9,13 and 14                -                    -

Stockholders' equity                                            2, 10, 11 and 12

Preferred stock; $1.00 par value, 10,000,000 shares
  authorized, none issued and outstanding                                                       -                    -
Common stock; $1.00 par value; 20,000,000 shares
  authorized; 3,901,375 shares issued; 3,548,399 and
  3,621,329 shares outstanding at December 31, 2000
  and 1999, respectively.                                                                    3,901,375            3,901,375
Additional paid-in capital                                                                  13,757,810           13,796,320
Retained earnings - substantially restricted                                                19,543,895           18,695,283
Unearned employees' stock ownership plan
  ("ESOP") shares                                                                           (1,100,183)          (1,246,874)
Common stock acquired by Recognition and Retention
  Plan ("RRP")                                                                                (323,245)              -
Treasury stock, at cost; 352,976 and 280,046 shares at
  December 31, 2000 and 1999, respectively                                                  (3,335,942)          (2,849,415)
Accumulated other comprehensive income - unrealized
  gain (loss) on securities available for sale, net                                             82,533             (348,745)
                                                                                          ------------         ------------
              Total stockholders' equity                                                    32,526,243           31,947,944
                                                                                          ------------         ------------
              Total liabilities and stockholders' equity                                  $291,614,339         $283,268,688
                                                                                          ------------         ------------

See notes to consolidated financial statements.

                              LIBERTY BANCORP, INC.
                                AND SUBSIDIARIES
                        CONSOLIDATED STATEMENTS OF INCOME

                                                                                    Year Ended December 31,
                                                                              -------------------------------------
                                                                 Notes              2000                1999
                                                              -------------   -----------------   -----------------
Interest income:
     Loans                                                      1 and 4           $ 15,500,178        $ 13,578,153
     Mortgage-backed securities                                    1                 2,930,352           3,364,053
     Investment securities                                         1                 1,200,678             919,245
     Other interest-earning assets                                                     294,277             343,980
                                                                                  ------------        ------------
          Total interest income                                                     19,925,485          18,205,431
                                                                                  ------------        ------------
Interest expense:
     Deposits                                                   1 and 7              9,807,950           9,967,444
     Borrowings                                                    8                 2,201,974             750,224
     Capitalized lease                                                                 268,488             223,733
                                                                                  ------------        ------------
          Total interest expense                                                    12,278,412          10,941,401
                                                                                  ------------        ------------
Net interest income                                                                  7,647,073           7,264,030
Provision for loan losses                                       1 and 4                103,661              60,000
                                                                                  ------------        ------------
Net interest income after provision for loan losses                                  7,543,412           7,204,030
                                                                                  ------------        ------------
Non-interest income:
     Fees and service charges                                                          244,657             214,282
     Miscellaneous                                                                     158,011             123,596
                                                                                  ------------        ------------
          Total non-interest income                                                    402,668             337,878
                                                                                  ------------        ------------
Non-interest expenses:
     Salaries and employee benefits                                11                2,814,802           2,451,107
     Net occupancy expense of premises                          1 and 9                859,996             631,919
     Equipment                                                     1                   677,992             575,672
     Advertising                                                                       398,910             287,500
     Director fees                                                                     175,000             182,775
     Federal insurance premium                                                          44,452             130,941
     Loss (gain) from foreclosed real estate                       1                    23,392              (3,265)
     Miscellaneous                                                                   1,230,470           1,019,288
                                                                                  ------------        ------------
          Total non-interest expenses                                                6,225,014           5,275,937
                                                                                  ------------        ------------
Income before income taxes                                                           1,721,066           2,265,971
Income taxes                                                    1 and 12               626,662             826,173
                                                                                  ------------        ------------
Net income                                                                        $  1,094,404        $  1,439,798
                                                                                  ------------        ------------
Net income per common share:                                       1
     Basic                                                                           $ 0.32              $ 0.41
     Diluted                                                                         $ 0.32              $ 0.41

Weighted average number common shares
  outstanding:                                                     1
     Basic                                                                           3,452,252           3,540,149
     Diluted                                                                         3,453,277           3,553,275

See notes to consolidated financial statements.

                              LIBERTY BANCORP, INC.
                                AND SUBSIDIARIES
                 CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

                                                                                Year Ended December 31,
                                                                          -----------------------------------
                                                                               2000                1999
                                                                          ----------------    ---------------
Net income                                                                    $1,094,404         $1,439,798

Other comprehensive income, net of income taxes:
          Unrealized holding gains (losses) on securities
            available for sale, net of income taxes (benefit)
            of $253,289, and $(548,489), respectively                            431,278           (933,914)
                                                                              ----------         ----------
Comprehensive income                                                          $1,525,682         $  505,884
                                                                              ==========         ==========

See notes to consolidated financial statements.

                              LIBERTY BANCORP, INC.
                                AND SUBSIDIARIES
                 CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

                                                                              Retained
                                                                 Additional   earnings -   Unearned    Recognition
                                                      Common      Paid-In   Substantially    ESOP     and Retention  Treasury
                                                      Stock       Capital    Restricted     Shares        Plan         Stock
                                                    ----------  -----------  -----------  -----------  ---------    -----------
Balance - December 31, 1998                         $3,901,375  $13,827,420  $17,512,659  $(1,393,565) $    -       $      -

Net income for the year ended
  December 31, 1999                                      -            -        1,439,798        -           -              -

Dividends declared                                       -            -         (257,174)       -           -              -

ESOP shares committed to be released                     -          (31,100)       -          146,691       -              -

Purchase of 280,046 shares of common stock               -            -            -            -           -        (2,849,415)

Unrealized loss on securities available
  for sale, net of income tax effect                     -            -            -            -           -              -
                                                    ----------  -----------  -----------  -----------  ---------    -----------
Balance - December 31, 1999                          3,901,375   13,796,320   18,695,283   (1,246,874)      -        (2,849,415)

Unamortized balance of common stock acquired by
  RRP at January 1, 2000                                 -            -            -            -       (419,524)          -

Net income for the year ended December 31, 2000          -            -        1,094,404        -           -              -

Dividends declared                                       -            -         (245,792)       -           -              -

ESOP shares committed to be released                     -          (38,510)       -          146,691       -              -

Amortization of common stock acquired by RRP             -            -            -            -         96,279           -


Purchase of 72,930 shares of treasury stock              -            -            -            -           -          (486,527)

Unrealized gain on securities available
  for sale, net of income tax (benefit)                  -            -            -            -           -              -
                                                    ----------  -----------  -----------  -----------  ---------    -----------
Balance - December 31, 2000                         $3,901,375  $13,757,810  $19,543,895  $(1,100,183) $(323,245)   $(3,335,942)
                                                    ==========  ===========  ===========  ===========  =========    ===========

                                                                  Accumulated
                                                                     Other              Total
                                                                 Comprehensive      Stockholders'
                                                                    Income             Equity
                                                                   ---------         -----------
Balance - December 31, 1998                                        $ 585,169         $34,433,058

Net income for the year ended
  December 31, 1999                                                     -              1,439,798

Dividends declared                                                      -               (257,174)

ESOP shares committed to be released                                    -                115,591

Purchase of 280,046 shares of common stock                              -             (2,849,415)

Unrealized loss on securities available
  for sale, net of income tax effect                                (933,914)           (933,914)
                                                                   ---------         -----------
Balance - December 31, 1999                                         (348,745)         31,947,944

Unamortized balance of common stock acquired by
  RRP at January 1, 2000                                                -               (419,524)

Net income for the year ended December 31, 2000                         -              1,094,404

Dividends declared                                                      -               (245,792)

ESOP shares committed to be released                                    -                108,181

Amortization of common stock acquired by RRP                            -                 96,279


Purchase of 72,930 shares of treasury stock                             -               (486,527)

Unrealized gain on securities available
  for sale, net of income tax (benefit)                              431,278             431,278
                                                                   ---------         -----------
Balance - December 31, 2000                                        $  82,533         $32,526,243
                                                                   =========         ===========

See notes to consolidated financial statements.

                     LIBERTY BANCORP, INC. AND SUBSIDIARIES
                      CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                                      Year Ended December 31,
                                                                                ------------------------------------
                                                                                     2000                1999
                                                                                ----------------   -----------------
Cash flows from operating activities:
      Net income                                                                   $  1,094,404        $  1,439,798
      Adjustments to reconcile net income to net cash
        provided by operating activities:
           Deferred income taxes                                                       (115,455)           (105,739)
           Depreciation and amortization of premises and equipment                      471,346             393,588
           Amortization of premiums, net of accretion of discounts
             and deferred loan fees                                                      76,404             353,564
           Provision for loan losses                                                    103,661              60,000
           Loss (gain) on sale of foreclosed real estate                                 15,222              (8,265)
           Gain on trade-in of automobile                                                -                  (15,625)
           (Increase) in accrued interest receivable                                   (181,694)           (223,335)
           (Increase) decrease in other assets                                          (30,434)            201,264
           (Decrease) increase in other liabilities                                    (313,505)            421,928
           ESOP shares committed to be released                                         108,181             115,591
           RRP expense                                                                   96,279              77,223
                                                                                   ------------        ------------
                     Net cash provided by operating activities                        1,324,409           2,709,992
                                                                                   ------------        ------------
Cash flows from investing activities:
      Purchases of securities available for sale                                         -              (18,984,642)
      Principal repayments on securities available for sale                          10,735,788          31,178,455
      Purchase of securities held to maturity                                            -              (19,421,500)
      Net increase in loans receivable                                              (16,317,728)        (24,343,935)
      Net additions to premises and equipment                                        (1,791,831)           (512,892)
      Proceeds from foreclosed real estate                                               65,000             113,885
      Purchase of Federal Home Loan Bank of New York stock                               -                 (347,600)
                                                                                   ------------        ------------
                     Net cash (used in) investing activities                         (7,308,771)        (32,318,229)
                                                                                   ------------        ------------
Cash flows from financing activities
      Increase (decrease) in deposits                                                 3,076,782          (2,737,737)
      Increase in advances from Federal Home Loan Bank
        of New York                                                                   5,800,000               -
      (Decrease) increase in securities sold under agreements
        to repurchase                                                                  (800,000)         24,800,000
      Repayment of capitalized lease obligation                                          (8,265)             (3,969)
      Increase in advance payments by
        borrowers for taxes and insurance                                               182,611             351,631
      Dividends paid                                                                   (338,840)           (164,126)
      Treasury stock purchased                                                         (486,527)         (2,849,415)
      Common stock acquired by RRP                                                     (496,747)              -
                                                                                   ------------        ------------
                     Net cash provided by financing activities                        6,929,014          19,396,384
                                                                                   ------------        ------------
Net increase (decrease) in cash and cash equivalents                                    944,652         (10,211,853)
Cash and cash equivalents - beginning                                                 3,612,297          13,824,150
                                                                                   ------------        ------------
Cash and cash equivalents - ending                                                 $  4,556,949        $  3,612,297
                                                                                   ------------        ------------

See notes to consolidated financial statements.

                              LIBERTY BANCORP, INC.
                                AND SUBSIDIARIES
                      CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                                      Year Ended December 31,
                                                                                ------------------------------------
                                                                                     2000                1999
                                                                                ----------------   -----------------
Supplemental disclosure of cash flow information:
      Cash paid during the year for:
           Interest                                                                $ 12,312,736        $ 10,821,622
                                                                                   ============        ============
           Income taxes, net of refunds                                            $    767,383        $    868,305
                                                                                   ============        ============
Supplemental disclosure of noncash activities:
      Loans receivable transferred to foreclosed real estate                             -             $     80,222
                                                                                   ============        ============
      Property acquired under capital leases                                             -             $  2,600,000
                                                                                   ============        ============
      Dividends declared, but not paid                                                   -             $     93,048
                                                                                   ============        ============

See notes to consolidated financial statements.

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

         Impaired loans are measured based on the present value of expected future cash flows discounted at the loan's effective interest rate or, as a practical expedient, at the loan's observable market price or the fair value of the collateral if the loan is collateral dependent. A loan evaluated for impairment is deemed to be impaired when, based on current information and events, it is probable that the Bank will be unable to collect all amounts due according to the contractual terms of the loan agreement. All loans identified as impaired are evaluated independently. The Bank does not aggregate such loans for evaluation purposes. Payments received on impaired loans are applied first to accrued interest receivable and then to principal. At December 31, 2000 and 1999, and during the years then ended, the Bank did not have any loans deemed to be impaired.

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

         Net income per share

         Basic and diluted net income per share were computed by dividing net income by the weighted average number of shares of common stock outstanding, adjusted for unearned shares of the ESOP. Diluted net income per share for 1999 includes dilutive effects of 12,618 shares related to securities to be issued in regard to the recognition retention plan and 508 shares in regard to stock options outstanding. Diluted net income per share for 2000 includes the dilutive effects of 1,025 shares in regard to stock options outstanding (see note 11).

         Reclassification

         Certain amounts for the year ended December 31, 1999 have been reclassified to conform to the current year's presentation.

                     LIBERTY BANCORP, INC. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2.   STOCKHOLDERS' EQUITY

At the time of the reorganization of the Bank (June 30, 1998), the Company issued 2,067,729 shares of common stock to Liberty Bancorp MHC ("MHC"), a mutual holding company. At December 31, 2000, MHC owns 58.3% of the outstanding common stock of the Company. During the years ended December 31, 2000 and 1999, the MHC waived its right to receive its share of common stock dividends declared by the Company in the amount of $113,725 and $41,355, respectively. The Office of Thrift Supervision (the "OTS") requires that retained earnings be restricted by the amount of such waived dividends. Such restricted amounts at December 31, 2000 and 1999, aggregated $155,080 and $41,355, respectively.

During the years ended December 31, 2000 and 1999, the Company repurchased, in the open market, 72,930 and 280,046 shares of its common stock at an aggregated cost of $486,527 and $2,849,415, respectively. These repurchases are reflected as treasury stock in the consolidated statements of financial condition. As of December 31, 2000, the Company plans to repurchase an additional 148,067 shares of its common stock in the open market.

In addition to the 20,000,000 authorized shares of Common Stock, the company authorized 10,000,000 shares of preferred stock with a par value of $1.00 per share (the "Preferred Stock"). The Board of Directors is authorized, subject to any limitations by law, to provide for the issuance of the shares of Preferred Stock in series, to establish from time to time the number of shares to be included in each such series, and to fix the designation, powers, preferences, and rights of the shares of each such series and any qualifications, limitations or restriction thereof. As of December 31, 2000 and 1999, there were no shares of Preferred Stock issued.

3.   INVESTMENT SECURITIES

                                                                                December 31, 2000
                                                    --------------------------------------------------------------------------
                                                                                 Gross Unrealized
                                                        Amortized      ------------------------------------        Fair
                                                          Cost               Gains             Losses              Value
                                                    -----------------  -----------------  -----------------  -----------------
Available for sale
Mortgage-backed securities:
      Due in one year or less                          $ 1,080,027        $   -             $    694           $ 1,079,333
      Due after five years                              37,322,398         282,561           150,863            37,454,096
                                                       -----------        --------          --------           -----------
                                                       $38,402,425        $282,561          $151,557           $38,533,429
                                                       ===========        ========          ========           ===========
Held to maturity
U.S. Government Agencies obligations:
      Due after one year through five years            $10,688,902        $  3,639          $ 24,550           $10,667,991
      Due after five years through ten years             8,795,681            -               72,536             8,723,145
                                                       -----------        --------          --------           -----------
                                                       $19,484,583        $  3,639          $ 97,086           $19,391,136
                                                       ===========        ========          ========           ===========

                                       13

                     LIBERTY BANCORP, INC. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

3.   INVESTMENT SECURITIES  (Cont'd.)

                                                                                December 31, 1999
                                                    --------------------------------------------------------------------------
                                                                                 Gross Unrealized
                                                        Amortized      ------------------------------------        Fair
                                                          Cost               Gains             Losses              Value
                                                    -----------------  -----------------  -----------------  -----------------
Available for sale
Mortgage-backed securities:
      Due after one year through five years            $ 1,897,299      $     -             $  14,794        $ 1,882,505
      Due after five years                              47,363,512         169,477            708,246         46,824,743
                                                       -----------      ----------          ---------        -----------
                                                       $49,260,811      $  169,477          $ 723,040        $48,707,248
                                                       ===========      ==========          =========        ===========
Held to maturity
U.S. Government Agencies obligations:
      Due after one year through five years            $10,680,229      $     -             $  94,544        $10,585,685
      Due after five years through ten years             8,787,956            -                22,081          8,765,875
                                                       -----------      ----------          ---------        -----------
                                                       $19,468,185      $     -             $ 116,625        $19,351,560
                                                       ===========      ==========          =========        ===========

The amortized cost and carrying value of securities at December 31, 2000 and 1999, are shown above by contractual final maturity. Actual maturities will differ from contractual final maturities due to scheduled monthly payments related to mortgage-backed securities and due to the borrowers having the right to call or prepay obligations with or without call or prepayment penalties.

There were no sales of securities available for sale or held to maturity during the years ended December 31, 2000 and 1999.

Securities available for sale with a carrying value of approximately $80,000 and $92,000 at December 31, 2000 and 1999, respectively, were pledged to secure public funds.

                     LIBERTY BANCORP, INC. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

4.  LOANS RECEIVABLE

                                                                                     December 31,
                                                                        ----------------------------------------
                                                                              2000                  1999
                                                                        ------------------    ------------------
Real estate mortgage:
       One-to-four family                                                  $171,734,208          $182,100,635
       Multi-family                                                           5,559,630             2,142,912
       Commercial                                                            22,807,951             7,552,838
                                                                           ------------          ------------
                                                                            200,101,789           191,796,385
                                                                           ------------          ------------
Consumer:
       Home equity loans                                                     18,605,355            10,615,900
       Other                                                                    203,842               234,832
                                                                           ------------          ------------
                                                                             18,809,197            10,850,732
                                                                           ------------          ------------
              Total loans                                                   218,910,986           202,647,117
                                                                           ------------          ------------
Less:
       Allowance for loan losses                                                886,030               787,961
       Deferred loan fees (costs) and discounts                                (250,111)             (172,048)
                                                                           ------------          ------------
                                                                                635,919               615,913
                                                                           ------------          ------------
                                                                           $218,275,067          $202,031,204
                                                                           ============          ============

The Bank has granted loans to its officers and directors and to their associates. Related party loans are made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with unrelated persons and do not involve more than normal risk of collectibility. Activity in such loans is as follows:

                                                                                Year Ended December 31,
                                                                        ----------------------------------------
                                                                              2000                  1999
                                                                        ------------------    ------------------
              Balance - beginning                                            $ 414,000             $ 421,000
              Loans no longer associated                                      (176,000)                 -
              Repayments                                                        (4,000)               (7,000)
                                                                             ---------             ---------
              Balance - ending                                               $ 234,000             $ 414,000
                                                                             =========             =========

                     LIBERTY BANCORP, INC. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

4.  LOANS RECEIVABLE  (Cont'd.)

Nonaccrual loans totalled approximately $191,000 and $315,000 at December 31, 2000 and 1999, respectively. Interest income on these loans, which is recorded only when collected, amounted to approximately $12,000 and $ - 0 - for the years ended December 31, 2000 and 1999, respectively. Had these loans been performing in accordance with their original terms, interest income for the years ended December 31, 2000 and 1999, would have been approximately $19,000 and $31,000, respectively. The Bank is not committed to lend additional funds to the borrowers whose loans have been placed on nonaccrual status.

The activity in allowance for loan losses follows:

                                                                                Year Ended December 31,
                                                                        ----------------------------------------
                                                                              2000                  1999
                                                                        ------------------    ------------------
       Balance - beginning                                                      $ 787,961            $ 760,496
       Provisions charged to operations                                           103,661               60,000
       Loans charged off, net of recoveries                                        (5,592)             (32,535)
                                                                                ---------            ---------
       Balance - ending                                                         $ 886,030            $ 787,961
                                                                                =========            =========

5.   PREMISES AND EQUIPMENT

                                                                                     December 31,
                                                                        ----------------------------------------
                                                                              2000                  1999
                                                                        ------------------    ------------------
Land                                                                         $   181,386           $   181,386
Buildings and improvements                                                       628,179               628,179
Capital leases                                                                 2,600,000             2,600,000
Leasehold improvements                                                         2,375,248             1,610,897
Furniture and equipment                                                        2,167,088             1,904,618
Improvements and equipment for future office                                     711,279                  -
                                                                             -----------           -----------
                                                                               8,663,180             6,925,080
Less accumulated deprecation and amortization                                 (2,475,656)           (2,058,041)
                                                                             -----------           -----------
                                                                             $ 6,187,524           $ 4,867,039
                                                                             ===========           ===========

                                       16

                     LIBERTY BANCORP, INC. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

5.   PREMISES AND EQUIPMENT  (Cont'd.)

Assets recorded under capital leases include the following:

                                                                                     December 31,
                                                                        ----------------------------------------
                                                                              2000                  1999
                                                                        ------------------    ------------------
               Land and building                                             $2,600,000            $2,600,000
               Less accumulated amortization                                   (264,946)             (120,430)

6.   INTEREST RECEIVABLE

                                                                                     December 31,
                                                                        ----------------------------------------
                                                                              2000                  1999
                                                                        ------------------    ------------------
Loans, net of allowance for uncollected
 interest of $13,833  (2000) and $12,544 (1999)                              $ 1,100,331           $   880,630
Investment securities                                                            620,695               658,702
                                                                             -----------           -----------
                                                                             $ 1,721,026           $ 1,539,332
                                                                             ===========           ===========

7.  DEPOSITS

                                                                           December 31,
                                               ---------------------------------------------------------------------
                                                  2000                               1999
                                               --------------------------------   ----------------------------------
                                                Weighted                           Weighted
                                                 Average                            Average
                                                  Rate            Amount             Rate              Amount
                                               ------------  ------------------   ------------    ------------------
Demand accounts:
    Non-interest bearing                              -          $   6,227,618           -           $   4,600,293
    Money Market                                     2.83%           1,945,817          2.79%            2,213,206
    NOW                                              1.59%          12,081,411          1.56%           10,313,583
Savings and clubs                                    3.00%          49,982,189          3.00%           51,420,608
Certificates of deposit                              5.86%         153,372,294          5.23%          151,984,857
                                                                 -------------                       -------------
                                                     4.80%       $ 223,609,329          4.40%        $ 220,532,547
                                                                 =============                       =============

                     LIBERTY BANCORP, INC. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

7.  DEPOSITS  (Cont'd.)

The scheduled maturities of certificates of deposit are as follows:

                                                                                              December 31,
                                                                                  ------------------------------------
                                                                                       2000                1999
                                                                                  ----------------    ----------------
                                                                                            (In Thousands)
                One year or less                                                        $ 118,806           $ 107,577
                After one through three years                                              34,288              43,474
                After three years                                                             278                 934
                                                                                        ---------           ---------
                                                                                        $ 153,372           $ 151,985

At December 31, 2000 and 1999, certificates of deposit of $100,000 or more totalled approximately $14,651,000 and $10,626,000, respectively.

Interest expense on deposits consists of the following:

                                                                                        Year Ended December 31,
                                                                                  ------------------------------------
                                                                                       2000                1999
                                                                                  ----------------    ----------------
                Money Market                                                         $    60,069         $    69,991
                NOW                                                                      163,974             148,130
                Savings and club                                                       1,438,900           1,390,649
                Certificates of deposit                                                8,191,044           8,393,680
                                                                                     -----------         -----------
                                                                                       9,853,987          10,002,450
                Less penalties for
                 early withdrawal of certificates of deposits                             46,037              35,006
                                                                                     -----------         -----------
                                                                                     $ 9,807,950         $ 9,967,444
                                                                                     ===========         ===========

                     LIBERTY BANCORP, INC. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

8.   BORROWINGS

Information concerning securities sold under agreements to repurchase is summarized as follows:

                                                                                Interest                  December 31,
                                                                                              -----------------------------------
                         Lender                              Maturity             Rate               2000               1999
     -----------------------------------------------   ---------------------   ------------   ----------------   ----------------
     Federal Home Loan Bank of New York                April 3, 2000                 5.24%     $      -            $ 4,800,000
     Federal Home Loan Bank of New York                February 15, 2000             5.83%            -             20,000,000
     Federal Home Loan Bank of New York                January 22, 2001              6.49%      24,000,000                -
                                                                                               -----------         -----------
                                                                                               $24,000,000         $24,800,000
                                                                                               ===========         ===========

                                                                                       December 31,
                                                                         -----------------------------------------
                                                                                2000                  1999
                                                                         -------------------    ------------------
         Average balance during the year                                       $ 28,150,000          $ 13,258,000
         Average interest rate during the year                                        6.40%                 5.15%
         Maximum month end balance                                             $ 31,800,000          $ 24,800,000

         Investment securities underlying the
           agreement at year end
                Carrying value                                                 $ 25,629,000          $ 35,179,000
                Fair value                                                     $ 25,546,000          $ 35,074,000

The Bank also has an available line of credit with the Federal Home Loan Bank of New York ("FHLB") subject to terms and conditions of the lender's overnight advance program, in the amount of $23,176,600 and $27,869,000 at December 31, 2000 and 1999, respectively. Advances under this line of credit, which expires on December 31, 2001, are made for one day periods only. The advances are secured by stock of the FHLB in the amount of $2,355,100 and a blanket assignment of mortgages at both December 31, 2000 and 1999. Amounts outstanding at December 31, 2000 and 1999, totalled $5,800,000, at an interest rate of 6.66%, and $ -0-, respectively.

9.   LEASE COMMITMENTS

The Bank leases certain branches and the land on which the main office is constructed. The leases generally provide for the leasee to pay taxes, maintenance, insurance and certain other operating costs of the leased property. The leases on most of the properties contain renewal provisions.

The following is a summary of future minimum payments under capitalized leases and under operating leases that have initial or remaining noncancelable terms in excess of one year at December 31, 2000.

                     LIBERTY BANCORP, INC. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

9.   LEASE COMMITMENTS  (Cont'd.)

                                                                                            Capitalized           Operating
                                                                                              Leases               Leases
                                                                                          ----------------     ----------------
                                                                                                     (In Thousands)
                    Year Ending December 31,
                          2001                                                                 $   280              $  373
                          2002                                                                     288                 290
                          2003                                                                     297                 263
                          2004                                                                     306                 263
                          2005                                                                     315                 277
                          Years subsequent                                                       4,281               5,548
                                                                                               -------              ------
                          Total minimum net lease payments                                       5,767              $7,014
                                                                                                                    ------
                          Imputed interest                                                      (3,167)

                          Accrued interest included in other liabilities                           (12)
                                                                                               -------
                          Present value of minimum capitalized lease payments                  $ 2,588
                                                                                               -------

Rentals, including related expenses, under long-term operating leases for certain branch offices amounted to approximately $330,000 and $242,000 for the years ended December 31, 2000 and 1999, respectively.

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

                                                                           December 31,
                                                                   -----------------------------
                                                                      2000             1999
                                                                   ------------     ------------
                                                                          (In Thousands)
GAAP capital                                                          $ 27,267         $ 26,042
Less: unrealized (gain) loss on securities
           available for sale                                              (83)             349
                                                                      --------         --------
Core and tangible capital                                               27,184           26,391
Add: loan valuation allowance                                              886              788
                                                                      --------         --------
          Total regulatory capital                                    $ 28,070         $ 27,179
                                                                      --------         --------

                     LIBERTY BANCORP, INC. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

10.   REGULATORY CAPITAL  (Cont'.d)

                                                                             December 31, 2000
                                           --------------------------------------------------------------------------------------
                                                                                                              To Be Well
                                                                                                             Capitalized
                                                                                                             Under Prompt
                                                                              Minimum Capital                 Corrective
                                                     Actual                    Requirements               Actions Provisions
                                           ---------------------------  ----------------------------  ---------------------------
                                             Amount          Ratio         Amount         Ratio         Amount          Ratio
                                           ------------   ------------  -------------  -------------  ------------   ------------
                                                                          (Dollars in Thousands)
Total Capital
  (to risk-weighted assets)                   $ 28,070         19.76%       $ 11,364          8.00%      $ 14,205         10.00%

Tier 1 Capital
  (to risk-weighted assets)                     27,184         19.14%           -               -           8,523          6.00%

Core (Tier 1) Capital
  (to adjusted total assets)                    27,184          9.43%         11,531          4.00%        14,414          5.00%

Tangible Capital
  (to adjusted total assets)                    27,184          9.43%          4,324          1.50%          -              -

                                                                             December 31, 1999
                                           --------------------------------------------------------------------------------------
                                                                                                              To Be Well
                                                                                                             Capitalized
                                                                                                             Under Prompt
                                                                              Minimum Capital                 Corrective
                                                     Actual                    Requirements               Actions Provisions
                                           ---------------------------  ----------------------------  ---------------------------
                                             Amount          Ratio         Amount         Ratio         Amount          Ratio
                                           ------------   ------------  -------------  -------------  ------------   ------------
                                                                          (Dollars in Thousands)
Total Capital
  (to risk-weighted assets)                   $ 27,179         21.71%       $ 10,015          8.00%      $ 12,519         10.00%

Tier 1 Capital
  (to risk-weighted assets)                     26,391         21.08%           -              -            7,512          6.00%

Core (Tier 1) Capital
  (to adjusted total assets)                    26,391          9.41%         11,213          4.00%        14,016          5.00%

Tangible Capital
  (to adjusted total assets)                    26,391          9.41%          4,205          1.50%          -              -

As of February 14, 2000, the most recent notification from the OTS, the Bank was categorized as well capitalized under the regulatory framework for prompt corrective action. There are no conditions existing or events which have occurred since notification that management believes have changed the institution's category.

Dividend payments to the Company by the Bank are subject to the profitability of the Bank and applicable regulations. The Bank did not pay any dividends to the Company during the years ended December 31, 2000 and 1999.

                     LIBERTY BANCORP, INC. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

11.  BENEFIT PLANS

Retirement plan

The Bank had a non-contributory pension plan covering all eligible employees. The plan was a defined benefit plan which provided benefits based on a participant's years of service and compensation. The Bank's funding policy was to contribute annually the maximum amount that can be deducted for federal income tax purposes. Effective October 1, 1999, the plan ceased all benefit accruals. The plan was terminated during 2000 and vested benefits were distributed to participants.

Plan assets were comprised primarily of stocks, bonds, mutual funds and bank deposits. The following tables set forth the plan's funded status and components of net periodic pension cost:

                                                                                         December 31,
                                                                               ----------------------------------
                                                                                    2000               1999
                                                                               ---------------    ---------------
        Actuarial present value of benefit obligations,
              including vested benefits of $-0- and
              $1,221,745, respectively                                          $      -            $ 1,221,745
                                                                                ===========         ===========
         Projected benefit obligation - beginning                               $ 1,221,745         $ 1,474,206
               Service cost                                                            -                 52,621
               Interest cost                                                         82,242              89,222
               Actuarial loss (gain)                                                133,270            (222,658)
               Settlements                                                       (1,437,257)            (51,515)
               Curtailment                                                             -               (120,131)
                                                                                -----------         -----------
         Projected benefit obligation - ending                                         -              1,221,745
                                                                                -----------         -----------
         Plan assets at fair value - beginning                                    1,239,752           1,088,924
               Actual return on plan assets                                          66,471             145,703
               Employer contribution                                                131,034              56,640
               Settlements                                                       (1,437,257)            (51,515)
                                                                                -----------         -----------
         Plan assets at fair value - ending                                            -              1,239,752
                                                                                -----------         -----------
         Projected benefit obligation (less than) plan assets                          -                (18,007)
         Unrecognized gain                                                             -                 78,502
                                                                                -----------         -----------
         Accrued pension cost included in other liabilities                     $      -            $    60,495
                                                                                ===========         ===========

                                       22

                     LIBERTY BANCORP, INC. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

11.  BENEFIT PLANS  (Cont'd.)

Retirement plan  (Cont'd.)

Net periodic pension cost for the plan included the following components:

                                                                                    Year Ended December 31,
                                                                               ----------------------------------
                                                                                    2000               1999
                                                                               ---------------    ---------------
        Service cost                                                            $   -               $ 52,621
        Interest cost                                                             82,242              89,222
        Expected return on plan assets                                           (76,565)            (88,259)
        Amortization of net transition obligation                                   -                  8,867
        Amortization of unrecognized loss                                           -                  8,391
        Amortization of unrecognized past service liability                         -                  1,326
        Settlement charge                                                         64,862                -
        Curtailment gain                                                            -                (12,194)
                                                                                --------            --------
        Net periodic pension cost
         included in salaries and employee benefits                             $ 70,539            $ 59,974
                                                                                ========            ========

Assumptions used in accounting for the plan were as follows:

                                                   Year Ended December 31,
                                             -----------------------------------
                                                   2000                1999
                                             ----------------    ---------------
Discount rate                                       6.00%              6.00%
Long-term rate of return on plan assets              N/A               6.00%

                     LIBERTY BANCORP, INC. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

11.  BENEFIT PLANS  (Cont'd.)

Postretirement benefits

Postretirement benefits offered by the Bank include health care and life insurance coverage and are provided to all employees retiring after the attainment of age 60 and fifteen years of service. The plan is unfunded. The following tables set forth the plan's funded status and components of postretirement benefit costs:

                                                                                             December 31,
                                                                                  ------------------------------------
                                                                                       2000                1999
                                                                                  ----------------    ----------------
                Accumulated postretirement benefit
                      obligation - beginning                                            $ 383,087           $ 480,423
                          Service cost                                                     10,431              18,971
                          Interest cost                                                    22,610              30,744
                          Actuarial loss (gain)                                            12,804            (135,112)
                          Premiums/claims paid                                            (10,655)            (11,939)
                                                                                        ---------           ---------
                Accumulated postretirement benefit
                      obligation - ending (includes benefit obligation for
                         retirees and dependents of $193,541 and
                           $176,846, respectively                                         418,277             383,087
                           Employer contribution                                           10,655             (11,939)
                           Premium paid                                                   (10,655)             11,939
                                                                                        ---------           ---------
                Accumulated and unfunded postretirement
                   benefit obligation                                                     418,277             383,087
                      Unrecognized transition obligation                                 (353,494)           (372,099)
                      Unrecognized gain                                                   263,950             288,741
                                                                                        ---------           ---------
                Accrued expense included in other liabilities                           $ 328,733           $ 299,729
                                                                                        =========           =========

The following table sets forth the components of net periodic postretirement benefits costs:

                                                                                        Year Ended December 31,
                                                                                  ------------------------------------
                                                                                       2000                1999
                                                                                  ----------------    ----------------
                   Service cost                                                         $ 10,431            $ 18,971
                   Interest cost on
                    accumulated postretirement benefit obligation                         22,610              30,744
                   Amortization of transition obligation                                  18,605              24,806
                   Amortization of unrecognized gain                                     (11,987)             (6,795)
                                                                                        --------            --------
                   Net postretirement benefit cost included in
                     compensation and employee benefits                                 $ 39,659            $ 67,726
                                                                                        ========            ========

                     LIBERTY BANCORP, INC. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

11.  BENEFIT PLANS  (Cont'd.)

Assumptions used in accounting for the plan are as follows:

                                                    Year Ended December 31,
                                                    -----------------------
                                                       2000          1999
                                                    ----------    ---------
                Discount rate                          8.00%         6.50%
                Rate of increase in compensation       5.50%         4.50%

For the years ended December 31, 2000 and 1999, a medical cost trend rate of 6.50%, decreasing 0.5% per year thereafter until an ultimate rate of 5.0% is reached, was used in the plan's valuation. Increasing the assumed medical cost trend by one percent in each year would increase the accumulated postretirement benefit obligation as of December 31, 2000 and 1999, by $54,000 and $52,000, respectively, and the aggregate of the service and interest components of net periodic postretirement benefit cost for the years ended December 31, 2000 and 1999, by $5,000 and $10,000, respectively. Decreasing the assumed medical cost trend by one percent in each year would decrease the accumulated postretirement benefit obligation as of December 31, 2000 and 1999, by $44,000 and $43,000, respectively, and the aggregate of the service and interest components of net periodic postretirement benefit cost for the years ended December 31, 2000 and 1999, by $4,000 and $8,000, respectively.

ESOP

Effective upon conversion, an ESOP was established for all eligible employees. The ESOP used $1,466,910 of proceeds from a term loan from the Company to purchase 146,691 shares of Company common stock in the initial offering. The term loan from the Company to the ESOP is payable over 10 years. Interest on the term loan is payable monthly, commencing on July 31, 1998, at the prime rate. The Bank has and intends to make discretionary contributions to the ESOP which will be equal to principal and interest payments required from the ESOP on the term loan. Shares purchased with the loan proceeds were initially pledged as collateral for the term loan and are held in a suspense account for future allocation among participants. Contributions to the ESOP and shares released from the suspense account will be allocated among the participants on the basis of compensation, as described by the ESOP, in the year of allocation. During the years ended December 31, 2000 and 1999, the Bank made cash contributions of $257,000 and $254,000, respectively, to the ESOP, of which $147,000 and $147,000, respectively, was applied to loan principal. The loan had an outstanding balance of $1,100,000 and $1,247,000 at December 31, 2000 and 1999, respectively.

The ESOP is accounted for in accordance with Statement of Position 93-6 "Accounting for Employee Stock Ownership Plans", which was issued by the American Institute of Certified Public Accountants in November 1994. Accordingly, the ESOP shares pledged as collateral are reported as unearned ESOP shares in the consolidated statements of financial condition. As shares are committed to be released from collateral, the Company reports compensation expense equal to the current market price of the shares, and the shares become outstanding for net income per common share computations. Dividends on allocated ESOP shares are recorded as a reduction of retained earnings. Contributions equivalent to dividends on unallocated ESOP shares are recorded as a reduction of debt. ESOP compensation expense was $108,000 and $116,000 for the years ended December 31, 2000 and 1999, respectively.

                     LIBERTY BANCORP, INC. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

11.  BENEFIT PLANS  (Cont'd.)

ESOP  (Cont'd.)

The ESOP shares are summarized as follows:

                                                      December 31,
                                                 ----------------------
                                                    2000         1999
                                                 ---------    ---------
                Allocated shares                   36,673       22,004
                Unreleased shares                 110,018      124,687
                                                 --------     --------
                                                  146,691      146,691
                                                 ========     ========
                Fair value of unreleased shares  $962,658     $748,122
                                                 ========     ========

      Recognition and Retention Plan

      During 1999, the Bank established the 1999 Recognition and Retention Plan ("RRP") to provide key employees and non-employee directors of the Bank and their affiliates with proprietary interest in the company in a manner designed to encourage such person to remain with the Bank and its affiliates. During 2000, the Bank contributed $496,747 from available liquid assets to the RRP to enable the trust to acquire 73,345 shares of common stock of the Company in the open market. Under the RRP, awards are granted in the form of common stock held by the RRP trust. The awards vest over a period of time at a rate not to exceed 20% per year beginning one year from the date of grant. During the years 2000 and 1999, the Bank awarded 3,000 and 70,203 shares, respectively, of Company stock under the RRP. During 2000, 7,312 shares of common stock awarded to officers and outside directors were forfeited.

      The Bank recorded compensation expense for the RRP in the amount of $96,000 and $77,000 for the years 2000 and 1999, respectively.

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

      All options granted will be exercisable in the event the optionee terminates employment due to death or disability. The options expire ten years from the date of grant. The Company granted "limited rights" with respect to shares covered by options granted to officers and employees, which enables the optionee, upon a change of control of the Company or the Bank, to elect to receive cash for each option granted, equal to the difference between the exercise price of the option and the fair market value of the common stock on the date of exercise of the limited rights. In 1999, the Company granted options for 55,000 shares to non-employee directors and 118,000 shares to officers and employees at an option price of $10.06. In 2000, the Company granted options for 7,500 shares to employees at an option price of $6.13. During the years ended December 31, 2000 and 1999, options for 17,486 and 7,852 shares were forfeited. At December 31, 2000 and 1999, options for 155,162 and 165,148 shares, respectively, were outstanding, of which 33,030 and none, respectively, were vested.

                     LIBERTY BANCORP, INC. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

11.  BENEFIT PLANS  (Cont'd.)

         The Company, as permitted by Statement No. 123, recognized compensation cost for stock options granted based on the intrinsic value method instead of the fair value based method. The weighted average fair values of options granted during 2000 and 1999, all of which have exercise prices equal to the market price of the Company's common stock as of the grant date, was estimated using the Black-Sholes option-pricing model. Such fair value and the assumptions used for estimating fair values are as follows:

                                                                                                Grant Date
                                                                                          ---------------------
                                                                                           2000           1999
                                                                                          ------         ------
                  Weighted average grant - date fair value per share                      $ 2.21         $ 4.02
                  Expected common stock dividend yield                                      1.63%          0.84%
                  Expected volatility                                                      35.22%         38.38%
                  Expected option life                                                    5 years        5 years
                  Risk-free interest rate                                                   6.50%          5.88%

         Had the Company used the fair value based method, net income for the year ended December 31, 2000 and 1999, would have decreased to approximately $1,025,000 and $1,363,000 and net income per share, both basic and diluted, would have been reduced to $ 0.30 and $ 0.38, respectively.

         Savings incentive plan

         The Bank has a savings incentive plan effective October 1, 1999, pursuant to Section 401(k) of the Internal Revenue Code, for all eligible employees of the Bank. Employees may elect to save from 1% to 10% of their eligible compensation, of which the Bank will match up to 4% of eligible compensation. Total savings incentive plan expense for the years ended December 31, 2000 and 1999, were approximately $54,000 and $10,000, respectively.

12.  INCOME TAXES

The Bank qualifies as a thrift institution under the provisions of the Internal Revenue Code and, therefore, must calculate its bad debt deduction using either the experience or the specific charge off method. Retained earnings at December 31, 2000, includes approximately $3,009,000 of bad debt deductions for which income taxes have not been provided. If such amount is used for purposes other than for bad debts losses, including distributions in liquidation, it will be subject to income tax at the then current rate.

                     LIBERTY BANCORP, INC. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

12.  INCOME TAXES  (Cont'd.)

The components of income taxes are summarized as follows:

                                              Year Ended December 31,
                                          ---------------------------------
                                               2000              1999
                                          ---------------   ---------------
     Current tax expense:
         Federal income                       $ 671,797         $ 856,416
         State income                            70,320            75,496
                                              ---------         ---------
                                                742,117           931,912
                                              ---------         ---------
      Deferred tax (benefit):
         Federal income                        (106,014)          (96,830)
         State income                            (9,441)           (8,909)
                                              ---------         ---------
                                               (115,455)         (105,739)
                                              ---------         ---------
                                              $ 626,662         $ 826,173
                                              =========         =========

The following table presents a reconciliation between the reported income taxes and the income taxes which would be computed by applying the normal federal income tax rate of 34% to income before income taxes:

                                                  Year Ended December 31,
                                              ---------------------------------
                                                   2000              1999
                                              ---------------   ---------------

      Federal income tax expense                  $ 585,162         $ 770,430
      Increases in income taxes resulting from:
         New Jersey savings institution tax,
          net of federal income tax effect           40,180            43,947
         Other items, net                             1,320            11,796
                                                  ---------         ---------
      Effective income tax                        $ 626,662         $ 826,173
                                                  =========         =========

                     LIBERTY BANCORP, INC. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

12.  INCOME TAXES  (Cont'd.)

The tax effects of existing temporary differences that give rise to significant portions of deferred tax assets and deferred tax liabilities are as follows:

                                                                              December 31,
                                                                    ---------------------------------
      Deferred tax assets                                                2000              1999
                                                                    ---------------   ---------------
      Benefit plans                                                      $ 124,058         $ 116,255
      Deferred loan fees                                                    32,703            45,033
      Uncollected interest                                                   5,020            11,694
      Allowance for loss on loans                                          321,452           283,508
      Capitalized lease                                                     95,770            44,374
      Unrealized loss on securities available for sale                        -              204,818
                                                                         ---------         ---------
      Deferred tax liabilities                                             579,003           705,682
                                                                         ---------         ---------
      Unrealized gain on securities available for sale                      48,471              -
      Depreciation                                                         134,782           135,621
      Bad debt deduction in excess of base year                            159,552           210,967
      Other                                                                 14,938              -
                                                                         ---------         ---------
                                                                           357,743           346,588
                                                                         ---------         ---------
      Net deferred tax assets included in other assets                   $ 221,260         $ 359,094
                                                                         =========         =========

Income taxes payable of $24,124 and $49,390 at December 31, 2000 and 1999, respectively, are included in other liabilities.

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

The Bank has the following outstanding commitments to originate loans, expiring in three months or less:

                                                   December 31,
                                          -------------------------------
                                              2000              1999
                                          ---------------   -------------
         Mortgage                           $ 2,840,000       $ 4,643,000
         Fixed rate home equity loans           724,000           621,000
         Home equity credit lines               130,000           120,000
                                            -----------       -----------
                                            $ 3,694,000       $ 5,384,000
                                            ===========       ===========

At December 31, 2000, of the $3,694,000 in commitments to originate loans, $3,455,000 are for loans at fixed interest rates ranging from 7.125% to 9.50%, $109,000 is for a loan at an adjustable interest rate with an initial rate of 6.375% and $130,000 are for home equity loans at the prime rate plus 1%.

At December 31, 1999, of the $5,384,000 in commitments to originate loans, $2,659,000 are for loans at fixed interest rates ranging from 8.25% to 8.50%, $2,605,000 are for loans at adjustable interest rates with initial rates ranging from 5.50% to 8.50% and $120,000 are for home equity lines at the prime rate plus 1%.

At December 31, 2000 and 1999, outstanding commitments related to unused home equity lines of credit totalled approximately $4,968,000 and $3,993,000, respectively. Commitments under home equity credit line programs represent undisbursed funds from approved lines of credit. Unless specifically cancelled by notice from the Bank, these are firm commitments to the respective borrowers on demand. The lines of credit are secured by one-to-four family residential property owned by the borrowers. The interest rate charged for any month on funds disbursed under the Homeowners' Equity Credit Line Program is within a range from 1% below prime rate and 2.00% above the prime rate as most recently published in The Wall Street Journal prior to the last business day of the month immediately preceding the month in which the billing cycle begins. The interest rate charged under the Preferred Home Equity Credit Line is fixed at 6.49% for one year, and thereafter is adjusted monthly to a rate of 1.00% above the prime rate as discussed above.

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

                     LIBERTY BANCORP, INC. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

14.  FAIR VALUE OF FINANCIAL INSTRUMENTS  (Cont'd.)

The carrying amounts and fair values of financial instruments are as follows:

                                                               December 31,
                                        ------------------------------------------------------------
                                                    2000                           1999
                                        ----------------------------    ----------------------------
                                        Carrying        Estimated       Carrying       Estimated
      Financial assets                  Amount          Fair Value      Amount         Fair Value
                                        -------------   ------------    ------------   -------------
                                                              (In Thousands)
      Cash and cash equivalents            $   4,557       $  4,557       $   3,612       $   3,612
      Investment securities                   58,018         57,925          68,175          68,059
      Loans receivable                       218,275        218,123         202,031         202,818
      Interest receivable                      1,721          1,721           1,539           1,539

      Financial liabilities

      Deposits                               223,609        224,901         220,533         221,219
      Borrowings                              29,800         29,800          24,800          24,792

      Commitments

      To originate loans                       3,694          3,694           5,384           5,384
      Unused lines of credit                   4,968          4,968           3,993           3,993

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

                     LIBERTY BANCORP, INC. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

15.   PARENT ONLY FINANCIAL INFORMATION

The Company's primary business is the operation of its wholly owned subsidiary, the Bank. The earnings of the Bank are recognized by the Company under the equity method of accounting. The following are the condensed financial statements for the Company (Parent Company only) as of and for the years ended December 31, 2000 and 1999.

      Condensed statements of financial condition

                                                                          December 31,
                                                             --------------------------------------
                                                                   2000                 1999
                                                             ----------------    ------------------
              Assets
              Cash and cash equivalents                        $   708,430          $   271,735
              Investments held to maturity                       3,493,802            3,489,427
              Investment in Liberty Bank                        27,266,831           26,041,585
              ESOP loan receivable                               1,100,183            1,246,874
              Receivable from Liberty Bank                            -                 947,804
              Accrued interest receivable                           43,567               43,567
                                                               -----------          -----------
                   Total assets                                $32,612,813          $32,040,992
                                                               ===========          ===========
              Liabilities and stockholder's equity

              Dividends payable                                $      -             $    93,048
              Income taxes payable                                  83,829                 -
              Other liabilities                                      2,741                 -
              Stockholders' equity                              32,526,243           31,947,944
                                                               -----------          -----------
                  Total liabilities and stockholders' equity   $32,612,813          $32,040,992
                                                               ===========          ===========

                     LIBERTY BANCORP, INC. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

15.   PARENT ONLY FINANCIAL INFORMATION  (Cont'd.)

      Condensed statements of income

                                                                     Year Ended December 31,
                                                             --------------------------------------
                                                                   2000                 1999
                                                             ----------------    ------------------
              Interest                                         $  321,220           $  251,763
              Equity in earnings of Liberty Bank                1,009,032            1,322,928
                                                               ----------           ----------
                                                                1,330,252            1,574,691

              Expenses                                            108,740              132,751
                                                               ----------           ----------
              Income before income taxes                        1,221,512            1,441,940
              Income taxes                                        127,108                2,142
                                                               ----------           ----------
              Net income                                       $1,094,404           $1,439,798
                                                               ==========           ==========

                                       34

                     LIBERTY BANCORP, INC. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

15.   PARENT ONLY FINANCIAL INFORMATION  (Cont'd.)

      Condensed statements of cash flows

                                                                                        Year Ended December 31,
                                                                                 --------------------------------------
                                                                                       2000                 1999
                                                                                 -----------------    -----------------
              Cash flow from operating activities

              Net income                                                              $ 1,094,404          $ 1,439,798
              Equity in earnings of Liberty Bank                                       (1,009,032)          (1,322,927)
              Increase (decrease) in other liabilities                                     86,570              (16,668)
              (Increase) in accrued interest receivable                                      -                 (43,567)
              Accretion of discounts                                                       (4,375)              (2,552)
                                                                                      -----------          -----------
                 Net cash provided by operating activities                                167,567               54,084
                                                                                      -----------          -----------
              Investing activities

              Purchase of investment securities                                              -              (3,486,875)
              Decrease in loan receivable from Liberty Bank                               947,804            6,451,057
              Repayment of loan receivable from ESOP                                      146,691              146,691
                                                                                      -----------          -----------
                 Net cash provided by investing activities                              1,094,495            3,110,873
                                                                                      -----------          -----------
              Financing activities

              Purchase of treasury stock                                                 (486,527)          (2,849,415)
              Dividends paid                                                             (338,840)            (164,126)
                                                                                      -----------          -----------
                 Net cash (used in) financing activities                                 (825,367)          (3,013,541)
                                                                                      -----------          -----------
              Net increase in cash and cash equivalents                                   436,695              151,416
              Cash and cash equivalents at beginning of period                            271,735              120,319
                                                                                      -----------          -----------
              Cash and cash equivalents at end of period                              $   708,430          $   271,735
                                                                                      ===========          ===========

                                       35

                     LIBERTY BANCORP, INC. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

16.   QUARTERLY FINANCIAL DATA (UNAUDITED)

Year Ended December 31, 2000

                                            First              Second             Third              Fourth
                                           Quarter            Quarter            Quarter            Quarter
                                        ---------------    ---------------    ---------------    ---------------
                                                         (In Thousands Except Per Share Data)
      Interest income                     $ 4,810            $ 4,914            $ 5,040            $ 5,161
      Interest expense                      2,845              2,987              3,163              3,283
                                          -------            -------            -------            -------
         Net interest income                1,965              1,927              1,877              1,878

      Provision for loan losses                30                 30                 30                 14
      Non-interest income                      93                 99                110                101
      Non-interest expense                  1,491              1,545              1,487              1,702
      Income taxes                            190                167                173                 97
                                          -------            -------            -------            -------
      Net income                          $   347            $   284            $   297            $   166
                                          -------            -------            -------            -------
      Net income per common
       share: Basic/diluted               $  0.10            $  0.08            $  0.09            $  0.05
                                          =======            =======            =======            =======

Year Ended December 31, 1999

                                            First              Second             Third              Fourth
                                           Quarter            Quarter            Quarter            Quarter
                                        ---------------    ---------------    ---------------    ---------------
                                                         (In Thousands Except Per Share Data)
      Interest income                     $ 4,220            $ 4,595            $ 4,676            $ 4,714
      Interest expense                      2,523              2,803              2,803              2,812
                                          -------            -------            -------            -------
         Net interest income                1,697              1,792              1,873              1,902

      Provision for loan losses                15                 15                 15                 15
      Non-interest income                      77                 92                 78                 91
      Non-interest expense                  1,268              1,372              1,371              1,265
      Income taxes                            180                197                195                254
                                          -------            -------            -------            -------
      Net income                          $   311            $   300            $   370            $   459
                                          -------            -------            -------            -------
      Net income per common
       share:  Basic/diluted              $ 0.085            $ 0.085            $ 0.106            $ 0.131
                                          =======            =======            =======            =======

                                       36

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

SFAS No. 133 is effective for all fiscal quarters of all fiscal years beginning after June 15, 2000, the quarter ended March 31, 2001 for the Company and subsidiaries. Initial application shall be as of the beginning of an entity's fiscal quarter. Earlier application of all of the provisions of SFAS No. 133 is permitted only as of the beginning of a fiscal quarter. Earlier application of selected provisions or retroactive application of provisions of SFAS No. 133 is not permitted.

The Company implemented SFAS No. 133 effective January 1, 2001. Such implementation did not have a material impact on its consolidated financial position or results of operations.

                             DIRECTORS AND OFFICERS

       LIBERTY BANCORP, INC.                                LIBERTY BANK
       (732) 499-7200                                       (732) 499-7200

       DIRECTORS                                            OFFICERS
       John R. Bowen                                        John R. Bowen
       Chairman, President and                              Chairman, President and
         Chief Executive Officer                              Chief Executive Officer

       Michael J. Widmer                                    Michael J. Widmer
       Chief Operating Officer, Executive                   Chief Operating Officer, Executive
         Vice President and Chief                             Vice President and Chief
         Financial Officer                                    Financial Officer

       Neil R. Bryson, DDS                                  Daniel Bennett
       Doctor of Dental Surgery                             Vice President of Lending

       Anthony V. Caruso, Esquire                           Lucille Capece
       Attorney at Law                                      Vice President of Operations, Compliance
                                                              Officer and Security Officer
       Annette Catino
       President and Chief Executive Officer                Paula L. Palermo
       QualCare, Inc.                                       Vice President of Sales and Service

       John C. Marsh                                        Joseph Coccaro
       President and Chief Executive Officer                Treasurer
       Consumers International
                                                            Leslie C. Whelan
       Paul J. McGovern                                     Secretary
       Retired Pharmaceuticals Executive
                                                            Dana Mihailovic
       Nelson L. Taylor, Jr.                                  Assistant Vice President of Operations
       President
       West End Garage, Inc.                                Sandra Sievewright
                                                            Assistant Vice President of Lending,
                                                              Compliance Officer and CRA Officer

                             STOCKHOLDER INFORMATION

ANNUAL MEETING

The Annual Meeting of Stockholders will be held at 10:30 a.m. on May 23, 2001 at the Woodbridge Sheraton, 515 Route 1 South Woodbridge, New Jersey.

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

INDEPENDENT AUDITORs

Radics & Co., LLC
55 U.S. Highway #46
Pine Brook, NJ 07058

TRANSFER AGENT

ChaseMellon Shareholder Services, L.L.C.
85 Challenger Road, Overpeck Centre
Ridgefield Park, NJ 07660

ANNUAL REPORT ON FORM 10-KSB

A copy of the Company's Form 10-KSB for the fiscal year ended December 31, 2000, will be furnished without charge to stockholders as of April 9, 2001, upon written request to the Secretary, Liberty Bancorp, Inc., 1410 St. Georges Avenue, Avenel, New Jersey 07001.