Form 10KSB, Exhibit 13
period 2001-12-31
LIBERTY BANCORP INC /NJ/
filed 2002-03-28
CIK 1057570

                                   EXHIBIT 13

                         ANNUAL REPORT TO STOCKHOLDERS

                       2001 ANNUAL REPORT TO SHAREHOLDERS
                              LIBERTY BANCORP, INC.


                                                 TABLE OF CONTENTS


                                                                                                               Page


Message to Our Shareholders.................................................................................      1
Selected Consolidated Financial and Other Data..............................................................      2
Key Operating Ratios and Other Data.........................................................................      2
Management's Discussion and Analysis of Financial Condition and Results of Operations.......................      3
Selected Quarterly Financial Data (Unaudited)...............................................................     11
Common Stock and Related Matters............................................................................     12
Directors and Officers......................................................................................     14
Shareholder Information.....................................................................................     15
Independent Auditors' Report................................................................................    F-1
Consolidated Statements of Financial Condition..............................................................    F-2
Consolidated Statements of Income...........................................................................    F-3
Consolidated Statements of Comprehensive Income.............................................................    F-4
Consolidated Statements of Stockholders' Equity.............................................................    F-5
Consolidated Statements of Cash Flows.......................................................................    F-6
Notes to Consolidated Financial Statements..................................................................    F-8


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


                                                                                 AT DECEMBER 31,
                                                                 -----------------------------------------------
                                                                    2001         2000       1999          1998
                                                                 ---------    ---------   ---------    ---------
                                                                                 (IN THOUSANDS)
FINANCIAL CONDITION DATA:
Total assets...............................................      $ 323,043    $ 291,614   $ 283,269    $ 260,447
Loans receivable, net......................................        197,568      218,275     202,031      177,877
Securities available for sale..............................        106,485       38,533      48,707       62,735
Deposits...................................................        257,651      223,609     220,533      223,270
Borrowings.................................................         30,575       32,388      27,396           -0-
Equity capital.............................................         31,306       32,526      31,948       34,433


                                                                               YEAR ENDED DECEMBER 31,
                                                                 -----------------------------------------------
                                                                    2001         2000       1999          1998
                                                                 ---------    ---------   ---------    ---------
                                                                                 (IN THOUSANDS)
OPERATING DATA:
Interest income............................................      $  20,913    $  19,925   $  18,205    $  16,014
Interest expense...........................................         12,817       12,278      10,941        9,817
                                                                 ---------    ---------   ---------    ---------
Net interest income........................................          8,096        7,647       7,264        6,197
Provision for loan losses..................................            104           60          45           40
                                                                 ---------    ---------   ---------    ---------
Net interest income after provision for loan losses........          8,056        7,543       7,204        6,152
                                                                 ---------    ---------   ---------    ---------
Non-interest income........................................          1,016          403         338          311
                                                                 ---------    ---------   ---------    ---------
Non-interest expense.......................................          7,306        6,225       5,276        4,307
                                                                 ---------    ---------   ---------    ---------
Income before income taxes.................................          1,766        1,721       2,266        2,156
Income taxes...............................................            621          627         826          766
                                                                 ---------    ---------   ---------    ---------
Net income.................................................      $   1,145    $   1,094   $   1,440    $   1,390
                                                                 =========    =========   =========    =========


                       KEY OPERATING RATIOS AND OTHER DATA

                                                                                    AT OR FOR THE YEAR
                                                                                    ENDED DECEMBER 31,
                                                                        ------------------------------------------
                                                                          2001        2000       1999       1998
SELECTED RATIOS:                                                        ---------   --------   --------   --------
PERFORMANCE RATIOS:
Return on assets (ratio of net income to average total assets)......        0.36%      0.38%      0.52%      0.58%
Return on equity (ratio of net income to average equity)............        3.63%      3.32%      4.51%      5.44%
Average interest rate spread during period                                  2.14%      2.19%      2.17%      2.05%
Net interest margin (net interest income divided by average
interest-earning assets)............................................        2.60%      2.74%      2.71%      2.63%
Operating expenses to average total assets..........................        2.27%      2.16%      1.92%      1.79%
Average interest-earning assets to average interest-bearing
liabilities.........................................................      111.47%    112.52%    113.37%    114.02%

ASSET QUALITY RATIOS:
Non-performing assets to total assets...............................        0.22%      0.07%      0.18%       0.27%
Allowance for loan losses to non-performing loans...................      132.28%    463.89%    187.60%    126.67%
Allowance for loan losses to loans receivable, net..................        0.47%      0.41%      0.39%      0.43%

CAPITAL RATIOS:
Equity to total assets at end of period.............................        9.69%     11.15%     11.31%     13.22%
Average equity to average assets....................................        9.83%     11.09%     11.60%     10.61%

OTHER DATA:
Number of full service customer facilities at end of period.........           7          6          5          4

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

         NET PORTFOLIO VALUE. The Bank measures the market value of its assets, liabilities and off-balance sheet items to calculate the net portfolio value ("NPV"). The NPV is then tested through calculations in six interest rate scenarios which assume an instantaneous and permanent change in market interest rates up or down from 1% to 3% (100 to 300 basis points). The following table presents the Bank's NPV at December 31, 2001, as calculated by the Office of Thrift Supervision ("OTS"), which is based upon quarterly information that the Bank provided voluntarily to the OTS. Due to the low interest rate environment at December 31, 2001, the OTS did not calculate projections in a minus 100 and 200 basis point decline.


                                       PERCENTAGE CHANGE IN NET PORTFOLIO VALUE
                     ---------------------------------------------------------------------------
                        CHANGES                         BOARD
                       IN MARKET      PROJECTED         POLICY         ESTIMATED      AMOUNT OF
                     INTEREST RATES   CHANGE (1)      GUIDELINES           NPV         CHANGE
                     --------------   ----------      ----------       ---------     -----------
                     (BASIS POINTS)                  (DOLLARS IN THOUSANDS)

                          300            (44%)            (75.0%)        21,459         (16,981)
                          200            (29%)            (50.0%)        27,464         (10,976)
                          100            (14%)            (37.5%)        33,056          (5,384)
                            0                              --            38,440
                         (100)            10%              15.0%         42,179           3,738

-------------------------
(1) Calculated as the amount of change in the estimated NPV divided by the estimated NPV, assuming no change in interest rates.

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

COMPARISON OF FINANCIAL CONDITION

         ASSETS. Total assets for the year ended December 31, 2001 increased $31.4 million, or 10.8%, to $323.0 million from $291.6 million at December 31, 2000. The increase resulted primarily from an increase of $68.0 million, or 176.0%, in investment securities available for sale to $106.5 million from $38.5 million. This was partially offset by a decrease of $18.5 million, or 94.8%, in investment securities held to maturity. This decrease is the result of callable debt securities being called by the debtor. Additionally, loans receivable decreased by $20.7 million, or 9.5%, to $197.5 million from $218.2 million. Such decrease in loan balances is primarily due to loan pre-payments exceeding new loan originations.

         LIABILITIES. Total liabilities for the year ended December 31, 2001 increased $32.7 million, or 12.6% to $291.7 million from $259.0 million at December 31, 2000. The increase was primarily due to a $34.1 million, or 15.2% increase in total deposits. Much of the increase in deposits is directly related to the Bank's new offices in Edison, Milltown and Monroe, New Jersey which grew by $3.7 million, $11.5 million and $11.2 million, respectively.

         TOTAL EQUITY. Total equity for the year ended December 31, 2001 decreased $1.2 million, or 3.8% to $31.3 million from $32.5 million. The decrease in stockholders' equity resulted from stock repurchases (281,000 shares at an aggregate price of $2.9 million) and dividends paid, which was offset by the Company's earnings and increases in the unrealized gain on securities available for sale.

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

         The following table sets forth certain information relating to the Bank at December 31, 2001, and for the years ended December 31, 2001, 2000, and 1999. For the periods indicated, the total dollar amount of interest income from average interest-earning assets and the resultant yields, as well as the interest expense on average interest-bearing liabilities and the resultant cost, is expressed both in dollars and rates. No tax equivalent adjustments were made. All average balances are monthly averages.


                                                                              YEARS ENDED DECEMBER 31,
                                                             -----------------------------------------------------------
                                     AT DECEMBER 31, 2001                 2001                          2000
                                    ----------------------   ----------------------------  -----------------------------

                                                   YIELD/     AVERAGE              YIELD/   AVERAGE              YIELD/
                                     BALANCE        COST      BALANCE   INTEREST    COST    BALANCE   INTEREST    COST
                                    --------      --------   --------- ---------- -------  --------- ---------- --------
                                                                                (DOLLARS IN THOUSANDS)
Interest-earning assets:
  Loans receivable (1)(2)........   $197,568        7.30%    $ 208,761   $ 15,461   7.41%  $ 212,265  $  15,500    7.30%
  Mortgage-backed securities.....    106,485        4.98        87,933      4,639   5.28      43,140      2,930    6.79
  Investment securities..........      1,000        5.84         7,171        509   7.10      19,480      1,201    6.17
  Other interest-earning assets..      8,274        0.74         7,082        304   4.29       4,078        294    7.21
                                    --------                 ---------                     ---------
Total interest-earning assets....    313,327        6.25       310,947     20,913   6.73     278,963     19,925    7.14
Non-interest earning assets......      9,716                     9,988                         9,147
                                                             ---------                     ---------
Total assets.....................   $323,043                 $ 320,935                     $ 288,110
                                    ========                 =========                     =========

Interest-bearing liabilities:
  Interest bearing deposits
    Demand.......................     19,145        1.29        15,402        271   1.76      12,582        223    1.77
    Savings and club.............     64,081        2.03        56,000      1,354   2.42      50,381      1,438    2.85
    Certificates of deposit......    167,027        4.47       169,665      9,239   5.45     147,429      8,147    5.53
  Borrowed funds.................     30,575        5.25        37,881      1,953   5.16      37,542      2,470    6.58
                                    --------                 ---------   --------          ---------  ---------
Total interest-bearing liabilities   280,828        3.78       278,948     12,817   4.59     247,934     12,278    4.95
                                                                         --------                     ---------
Non-interest bearing liabilities.     10,909                    10,440                         8,232
Stockholders' equity.............     31,306                    31,547                        31,944
                                    --------                 ---------                     ---------
Total liabilities and retained
  earnings                          $323,043                 $ 320,935                     $ 288,110
                                    ========                 =========                     =========

Net interest income..............                                        $  8,096                     $   7,647
                                                                         ========                     =========

Net interest rate spread.........                                                   2.14%                          2.19%
                                                                                  =======                          =====
Net yield on average
  interest-earning assets........                                                   2.60%                          2.74%
                                                                                  =======                          =====

Ratio of average interest-earning
  assets to interest-bearing
  liabilities...                                                 1.11x                                    1.13x
                                                                 =====                                    =====


                                      YEARS ENDED DECEMBER 31,
                                    ----------------------------
                                                 1999
                                    ----------------------------

                                     AVERAGE              YIELD/
                                     BALANCE   INTEREST    COST
                                    --------- ---------- -------
                                       (DOLLARS IN THOUSANDS)
Interest-earning assets:
  Loans receivable (1)(2)........   $ 189,917 $   13,578   7.15%
  Mortgage-backed securities.....      58,159      3,365   5.79
  Investment securities..........      14,506        919   6.34
  Other interest-earning assets..       5,196        343   6.60
                                    ---------
Total interest-earning assets....     267,778     18,205   6.80
Non-interest earning assets......       7,396
                                    ---------
Total assets.....................   $ 275,174
                                    =========

Interest-bearing liabilities:
  Interest bearing deposits
    Demand.......................      12,465        218   1.75
    Savings and club.............      50,986      1,389   2.72
    Certificates of deposit......     155,971      8,360   5.36
  Borrowed funds.................      16,780        974   5.80
                                    --------- ----------
Total interest-bearing liabilities    236,202     10,941   4.63
                                              ----------

Non-interest bearing liabilities.       7,062
Stockholders' equity.............      31,910
                                    ---------
Total liabilities and retained
  earnings                          $ 275,174
                                    =========

Net interest income..............             $    7,264
                                              ==========

Net interest rate spread.........                          2.17%
                                                           ====
Net yield on average
  interest-earning assets........                          2.72%
                                                           ====

Ratio of average interest-earning
  assets to interest-bearing
  liabilities...                        1.13x
                                        =====

--------------------------
(1)  Calculated net of deferred loan fees and discounts and loans in process.
(2)  Includes non-accrual loans.

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

                                                       YEAR ENDED                              YEAR ENDED
                                          DECEMBER 31, 2001 VS DECEMBER 31, 2000   DECEMBER 31, 2000 VS DECEMBER 31, 1999
                                                   INCREASE (DECREASE)                     INCREASE (DECREASE)
                                                         DUE TO                                   DUE TO
                                          --------------------------------------   --------------------------------------
                                            VOLUME        RATE         TOTAL         VOLUME         RATE          TOTAL
                                          ----------    --------     -----------   ----------     --------      ---------
                                                                       (IN THOUSANDS)
Interest income:
     Loans receivable.................    $    (260)   $     221     $      (39)   $   1,631      $   291       $  1,922
     Mortgage backed securities.......        2,365         (656)         1,709       (1,020)         585           (435)
     Investment Securities............         (874)         182           (692)         306          (24)           282
     Other interest-earning assets....          129         (119)            10          (81)          32            (49)
                                          ---------    ----------    ----------    ---------      -------       ---------
         Total interest income........        1,360         (372)           988          836          884          1,720
                                          ---------    ----------    ----------    ---------      -------       --------
Interest expense:
     Interest-bearing demand..........           43            5             48            2            2              4
     Savings and club accounts........          136         (220)           (84)         (17)          65             48
     Certificates of deposit..........        1,216         (124)         1,092         (474)         263           (211)
     Borrowed funds...................           17         (534)          (517)       1,366          130          1,496
                                          ---------    ----------    ----------    ---------      -------       --------
     Total interest expense...........        1,412         (873)           539          877          460          1,337
                                          ---------    ----------    ----------    ---------      -------       --------

Change in net interest income.........    $     (52)   $     501     $      449    $     (41)     $   424       $    383
                                          ==========   =========     ==========   = =========     =======       ========

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

         INTEREST INCOME. Interest income increased by $988,000, or 5.0%, to $20.9 million for the year ended December 31, 2001 from $19.9 million for the prior year. The increase was primarily the result of a $1.7 million, or 58.3%, increase in income on investment securities available for sale. This increase was partially offset by a $692,000, or 57.6%, decrease in investments held to maturity. Interest income earned on loans and other earning assets remained relatively constant. The increase in income on investments available for sale was the result of a $44.8 million, or 103.8%, increase in average balances of investment securities available for sale partially offset by a 151 basis point decrease to 5.28% from 6.79% in the yield earned on such securities. The decrease in income on investments held to maturity was the result of a $12.3 million, or 63.2%, decrease in the average balance of investments held to maturity partially offset by a 93 basis point increase to 7.10% from 6.17% in the yield earned on such securities.

         INTEREST EXPENSE. Interest expense increased $539,000, or 4.4%, to $12.8 million for the year ended December 31, 2001 from $12.3 million for the prior year. The increase was the result of a $1.1 million, or 10.8%, increase in interest expense on deposits to $10.9 million for the year ended December 31, 2001 from $9.8 million for the prior year. This increase was partially offset by a $517,000, or 23.4%, decrease in the cost of borrowed funds to $1.7 million for the year ended December 31, 2001 from $2.2 million for the prior year. The increase in the cost of deposits was the result of a $30.7 million, or 14.6%, increase in the average balance of deposits partially offset by a 15 basis point decrease in the cost of deposits to 4.51% for the year 2001 from 4.66% for the year 2000. The decrease in the cost of borrowed funds was the result of a 142 basis point, or 21.6%, decrease in the average cost of borrowed funds to 5.16% for the year ended December 31, 2001 from 6.58% for the prior year. The average balance in borrowed funds remained mostly unchanged at $37.8 million for the year ended December 31, 2001 as compared with $37.5 million for the prior year.

         NET INTEREST INCOME. Net interest income increased $449,000, or 6.0%, to $8.1 million for the year ended December 31, 2001 from $7.6 million for the prior year. The increase was the result of an increase in average interest earning assets and a decrease in yield on borrowed fund balances partially offset by a decrease in yield on interest earning assets balances and higher average borrowed funds balances.

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

         The Bank provided $40,000 and $104,000 in loan loss provisions during the years ended December 31, 2001 and 2000, respectively. At December 31, 2001 and 2000 the Bank's allowance for loan losses was $926,000 and $886,000, respectively, and the Bank's loans delinquent for ninety days or more were $700,000 and $191,000, respectively. The Bank's allowance for loan losses as a percentage of total non-performing loans at December 31, 2001 and 2000 was 132.3% and 463.9%, respectively. Management believes that, based on information currently available, the Bank's allowance for loan losses is sufficient to cover losses inherent in its loan portfolio at this time. However, future loan loss provisions may be necessary based on changes in general economic conditions. In addition, various regulatory agencies, as an integral part of their examination process, periodically review the allowance for loan losses and may require the Bank to recognize additional provisions based on their judgment of information available to them at the time of their examination.

         NON-INTEREST INCOME. Non-interest income consists primarily of fees and service charges on deposit and loan accounts, and other income. Non-interest income increased $613,000, or 152.4%, to $1,016,000 for the year ended December 31, 2001 from $403,000 for the prior year. Fees and service charges increased $297,000, or 121.2% to $542,000 for the year ended December 31, 2001 from $245,000 for the prior year. Such increase was the result of an increase in checking account charges and an increase in volume of such accounts. Miscellaneous income increased $187,000, or 118.3%, to $344,000 for the year ended December 31, 2001 from $158,000 for the prior year. Non-interest income in the year ended December 31, 2001 includes a gain on the sale and calls of investment securities of $100,000 and a gain on the sale of loans of $30,000.

         NON-INTEREST EXPENSE. Non-interest expense increased by $1.1 million, or 17.3%, to $7.3 million for the year ended December 31, 2001 from $6.2 million for the prior year. During the year ended December 31, 2001, compensation, occupancy, equipment and miscellaneous expenses increased by $694,000, $168,000, $162,000 and $229,000, respectively. Marketing and loss from foreclosed real estate expenses decreased during the year ended December 31, 2001 from the prior year by $150,000 and $23,000, respectively. Federal insurance premium and directors' fees remained mostly unchanged.

         PROVISION FOR INCOME TAXES. The Company's provision for income taxes was $622,000 and $627,000 for the years ended December 31, 2001 and 2000, respectively. The Company's provision for income taxes represented 35.2% and 36.4% of taxable income for the years ended December 31, 2001 and 2000, respectively.

         NET INCOME. Net income increased by $50,000, or 4.6%, to $1.15 million for the year ended December 31, 2001 from $1.09 million for the prior year. Such increase was the result of a $988,000 increase of interest income and a $613,000 increase in non-interest income offset by a $539,000 increase in interest expense and a $1.1 million increase in non-interest expenses.

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

         The Bank's primary sources of internally generated funds are principal and interest payments on loans receivable, cash flows generated from operations, and cash flows generated by investments. External sources of funds include increases in deposits and advances from the FHLB. At December 31, 2001, the Bank had outstanding $3.4 million in commitments to originate loans. If the Bank requires funds beyond its internal funding capabilities, agreements with the FHLB are available to borrow funds up to $16.7 million. At December 31, 2001, approximately $107.5 million in certificates of deposit were scheduled to mature within a year. The Bank's experience has been that a large portion of its maturing certificates of deposit accounts remain on deposit with the Bank.

         The Bank is required under applicable federal regulations to maintain "liquid" investments in qualifying types of U.S. Government, federal agency and other investments having maturities of five years or less to ensure its operation in a safe and sound manner. At December 31, 2001, the Bank's percentage of liquid assets to its balance of net withdrawable deposit accounts and borrowings payable in one year was 37.62%.

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

IMPACT OF NEW ACCOUNTING STANDARDS

         In June 2001, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 141, "Business Combinations", and SFAS No. 142, "Goodwill and Other Intangible Assets". SFAS No. 141 applies to all business combinations completed after June 30, 2001 and requires the use of the purchase method of accounting. SFAS No. 141 also establishes new criteria for determining whether intangible assets should be recognized separately from goodwill. SFAS No. 142 provides that goodwill and intangible assets with indefinite lives will not be amortized, but rather will be tested for impairment on at least an annual basis. The Company adopted SFAS No. 142 on January 1, 2002. The Company does not believe the adoption of SFAS No. 142 will have a material impact on its consolidated financial statements.

         In August 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets". This standard sets forth the accounting for the impairment of long-lived assets, whether they are held and used or are disposed of by sale or other means. It also broadens and modifies the presentation of discontinued operations. The standard will be effective for the Company's fiscal year 2002, although early adoption is permitted, and its provisions are generally to be applied prospectively. The Company does not believe SFAS No. 144 will have a material impact on its consolidated financial statements.

IMPACT OF INFLATION AND CHANGING PRICES

         The financial statements and related financial data presented herein have been prepared in accordance with accounting principles generally accepted in the United States of America, which requires the measurement of financial position and operating results in terms of historical dollars, without considering changes in relative purchasing power over time due to inflation.

         Unlike most industrial companies, virtually all of the Bank's assets and liabilities are monetary in nature. As a result, interest rates generally have a more significant impact on a financial institution's performance than does the effect of inflation.

                  SELECTED QUARTERLY FINANCIAL DATA (UNAUDITED)

         A summary of selected financial data for the years ended December 31, 2001 and 2000 is as follows:


                                          FIRST            SECOND             THIRD           FOURTH
                                         QUARTER           QUARTER           QUARTER          QUARTER
                                    -----------------------------------------------------------------------
                                                       (IN THOUSANDS EXCEPT PER SHARE DATA)

FISCAL YEAR ENDED
DECEMBER 31, 2001
-----------------

Interest income..................       $   5,137         $  5,347         $   5,366         $  5,063
Net interest income..............           1,932            2,039             2,032            2,093
Provision for losses.............              40               -0-               -0-              -0-
Income before provision for
  income taxes...................             249              436               412              670
Net income.......................             178              283               269              415

Net income per common share:
  Basic/Diluted..................            0.05             0.09              0.08             0.13


FISCAL YEAR ENDED
DECEMBER 31, 2000
-----------------

Interest income..................       $   4,810         $  4,914         $   5,040         $  5,161
Net interest income..............           1,965            1,927             1,877            1,878
Provision for losses.............              30               30                30               14
Income before provision for
  income taxes...................             537              451               470              263
Net income.......................             347              284               297              166

Net income per common share:
  Basic/Diluted..................            0.10             0.08              0.09             0.05


                        COMMON STOCK AND RELATED MATTERS

         The Company's common stock is listed on the Nasdaq National Market under the symbol "LIBB." As of December 31, 2001, the Company had seven registered market makers, 501 stockholders of record (excluding the number of persons or entities holding stock in street name through various brokerage firms), and 3,267,072 shares outstanding. As of such date, Liberty Bancorp, MHC (the "Mutual Holding Company"), the Company's mutual holding company, held 2,067,729 shares of common stock and stockholders other than the Mutual Holding Company held 1,199,343 shares. The following table sets forth market price and dividend information for the Common Stock for the years ended December 31, 2001 and 2000.


            FISCAL YEAR ENDED                                                         CASH DIVIDENDS
            DECEMBER 31, 2001                  HIGH               LOW                    DECLARED
         ----------------------           -------------       -------------       ----------------------

         Fourth quarter                     $     13.11        $     11.25             $     .03
         Third quarter                            13.25              10.55                   .03
         Second quarter                           10.95               8.80                   .03
         First quarter                             9.50               8.81                   .03


            FISCAL YEAR ENDED                                                         CASH DIVIDENDS
            DECEMBER 31, 2000                  HIGH               LOW                    DECLARED
         ----------------------           -------------       -------------       ----------------------

         Fourth quarter                     $      8.75        $      8.44             $     .03
         Third quarter                             9.00               6.50                   .025
         Second quarter                            6.94               6.25                   .025
         First quarter                             6.75               5.75                   .025


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


                             DIRECTORS AND OFFICERS


LIBERTY BANCORP, INC.                                LIBERTY BANK
(732) 499-7200                                       (732) 499-7200

DIRECTORS                                            OFFICERS
---------                                            --------
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



                             STOCKHOLDER INFORMATION



ANNUAL MEETING                                        INDEPENDENT AUDITORs

The Annual Meeting of Stockholders will be            Radics & Co., LLC
held at 10:30 a.m. on May 22, 2002 at the             55 U.S. Highway #46
Woodbridge Sheraton, 515 Route 1 South                Pine Brook, NJ 07058
Woodbridge, New Jersey.

STOCK LISTING                                         TRANSFER AGENT

The Company's Common Stock trades over-the-           Mellon Shareholder Services, L.L.C.
counter on the Nasdaq National Market under           85 Challenger Road, Overpeck Centre
the symbol "LIBB."                                    Ridgefield Park, NJ 07660

SPECIAL COUNSEL                                       ANNUAL REPORT ON FORM 10-KSB

Luse Lehman Gorman Pomerenk & Schick, P.C.            A copy of the Company's Form 10-KSB for
5335 Wisconsin Avenue, N.W., Suite 400                the fiscal year ended December 31, 2001,
Washington, D.C.  20015                               will be furnished without charge to
                                                      stockholders as of April 8, 2002, upon
                                                      written request to the Secretary, Liberty
                                                      Bancorp, Inc., 1410 St. Georges Avenue,
                                                      Avenel, New Jersey 07001.


                              LIBERTY BANCORP, INC.
                                AND SUBSIDIARIES

                        CONSOLIDATED FINANCIAL STATEMENTS
                   (With Independent Auditors' Report Thereon)

                                December 31, 2001

                              LIBERTY BANCORP, INC.
                                AND SUBSIDIARIES
                        CONSOLIDATED FINANCIAL STATEMENTS
                   (With Independent Auditors' Report Thereon)

                                December 31, 2001
             -------------------------------------------------------

                                      INDEX
                                      -----

                                                                         Page
                                                                        ------

Management Responsibility Statement                                        1


Independent Auditors' Report                                               2


Consolidated Statements of Financial Condition                             3
     as of December 31, 2001 and 2000


Consolidated Statements of Income
     for the Years Ended December 31, 2001 and 2000                        4


Consolidated Statements of Comprehensive Income
     for the Years Ended December 31, 2001 and 2000                        5


Consolidated Statements of Changes in Stockholders' Equity
     for the Years Ended December 31, 2001 and 2000                        6


Consolidated Statements of Cash Flows
     for the Years Ended December 31, 2001 and 2000                      7 - 8


Notes to Consolidated Financial Statements                               9 - 39


All schedules are omitted as the required information is either not applicable or is presented in the consolidated financial statements.

                              LIBERTY BANCORP, INC.
                             1410 ST. GEORGES AVENUE
                                  P.O. BOX 599
                                AVENEL, NJ 07001


                       MANAGEMENT RESPONSIBILITY STATEMENT
                       -----------------------------------

Management of Liberty Bancorp, Inc. is responsible for the preparation of the consolidated financial statements and all other financial information included in this report. The consolidated financial statements were prepared in accordance with accounting principles generally accepted in the United States of America applied on a consistent basis. All financial information included in the report agrees with the financial statements. In preparing the consolidated financial statements, management makes informed estimates and judgement with consideration given to materiality, about the expected results of various events and transactions.

Management maintains a system of internal accounting control that includes personnel selection, appropriate division of responsibilities, and formal procedures and policies consistent with high standards of accounting and administrative practice. Consideration has been given to the necessary balance between the costs of systems of internal control and the benefits derived.

Management reviews and modifies its systems of accounting and internal control in light of changes in conditions and operations as well as in response to recommendations from the independent certified public accountants. Management believes the accounting and internal control systems provide reasonable assurance that assets are safeguarded and financial information is reliable.

The Board of Directors through its Audit Committee of non-management Directors, is responsible for determining that management fulfills its responsibilities in the preparation of financial statements and the control of operations. The Board appoints the independent certified public accountants. The Audit Committee meets with management, the independent certified public accountants, approves the overall scope of audit work and related fee arrangements, and reviews audit reports and findings.




/s/ John R. Bowen         /s/ Michael J. Widmer            /s/ Joseph Coccaro
-------------------       --------------------------       ---------------------
John R. Bowen             Michael J. Widmer                Joseph Coccaro
President                 Executive Vice President         Treasurer


February 15, 2002

Radics & Co., LLC [Letterhead]


                          INDEPENDENT AUDITOS' REPORT
                          ---------------------------

To The Board of Directors
Liberty Bancorp, Inc.

We have audited the accompanying consolidated statements of financial condition of Liberty Bancorp, Inc. (the "Company") and Subsidiaries as of December 31, 2001 and 2000, and the related consolidated statements of income, comprehensive income, changes in stockholders' equity and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to in the second preceding paragraph present fairly, in all material respects, the consolidated financial position of Liberty Bancorp, Inc. and Subsidiaries as of December 31, 2001 and 2000, and the results of their operations and their cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

February 15, 2002



/s/ Radics & Co.

Pine brook, New Jersey

                                                                              2.

                     LIBERTY BANCORP, INC. AND SUBSIDIARIES
                 CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION
                 ----------------------------------------------

                                                                                       December 31,
                                                                              ------------------------------
                                                               Notes              2001              2000
                                                           --------------     -------------    -------------
ASSETS

Cash and amounts due from depository institutions                             $   1,790,626    $   1,695,546
Interest-bearing deposits in other banks                                          5,739,306        2,861,403
                                                                              -------------    -------------
              Total cash and cash equivalents                  1 and 14           7,529,932        4,556,949

Securities available for sale                               1, 3, 8 and 14      106,484,731       38,533,429
Investment securities held to maturity                      1, 3, 8 and 14        1,000,000       19,484,583
Loans receivable                                             1, 4 and 14        197,567,682      218,275,067
Premises and equipment                                      1, 5, 9 and 13        5,879,394        6,187,524
Federal Home Loan Bank of New York stock                           8              2,535,000        2,355,100
Interest receivable                                          1, 6 and 14          1,734,155        1,721,026
Other assets                                                      12                312,468          500,661
                                                                              -------------    -------------
              Total assets                                                    $ 323,043,362    $ 291,614,339
                                                                              =============    =============

LIABILITIES AND STOCKHOLDERS' EQUITY

LIABILITIES

Deposits                                                       7 and 14       $ 257,651,480    $ 223,609,329
Advances from Federal Home Loan Bank of New York               8 and 14           9,000,000        5,800,000
Securities sold under agreements to repurchase                 8 and 14          19,000,000       24,000,000
Capitalized lease obligations                                  1 and 9            2,574,820        2,587,766
Advance payments by borrowers for taxes and insurance                             2,298,047        2,444,990
Other liabilities                                             11 and 12           1,213,506          646,011
                                                                              -------------    -------------
              Total liabilities                                                 291,737,853      259,088,096
                                                                              -------------    -------------

Commitments and contingencies                                9, 13 and 14                --               --

STOCKHOLDERS' EQUITY                                       2, 10, 11 and 12

Preferred stock; $1.00 par value, 10,000,000 shares
  authorized, none issued and outstanding                                                --               --
Common stock; $1.00 par value; 20,000,000 shares
  authorized; 3,901,375 shares issued; 3,267,072 and
  3,548,399 shares outstanding at December 31, 2001
  and 2000, respectively                                                          3,901,375        3,901,375
Additional paid-in capital                                                       13,772,571       13,757,810
Retained earnings - substantially restricted                                     20,547,857       19,543,895
Unearned employees' stock ownership plan
  ("ESOP") shares                                                                  (953,491)      (1,100,183)
Common stock acquired by Recognition and Retention
  Plan ("RRP")                                                                     (227,245)        (323,245)
Treasury stock, at cost; 634,303 and 352,976 shares at
  December 31, 2001 and 2000, respectively                                       (6,279,967)      (3,335,942)
Accumulated other comprehensive income - unrealized
  gain on securities available for sale, net                                        544,409           82,533
                                                                              -------------    -------------
              Total stockholders' equity                                         31,305,509       32,526,243
                                                                              -------------    -------------
              Total liabilities and stockholders' equity                      $ 323,043,362    $ 291,614,339
                                                                              =============    =============

See notes to consolidated financial statements.


                                                                              3.

                     LIBERTY BANCORP, INC. AND SUBSIDIARIES
                        CONSOLIDATED STATEMENTS OF INCOME
                        ---------------------------------

                                                                  Year Ended December 31,
                                                                 -------------------------
                                                       Notes         2001         2000
                                                      -------    -----------   -----------
Interest income:
     Loans                                            1 and 4    $15,460,910   $15,500,178
     Mortgage-backed securities                          1         4,639,034     2,930,352
     Investment securities                               1           509,040     1,200,678
     Other interest-earning assets                                   303,950       294,277
                                                                 -----------   -----------
          Total interest income                                   20,912,934    19,925,485
                                                                 -----------   -----------
Interest expense:
     Deposits                                         1 and 7     10,863,735     9,807,950
     Borrowings                                          8         1,687,144     2,201,974
     Capitalized leases                                              266,502       268,488
                                                                 -----------   -----------
          Total interest expense                                  12,817,381    12,278,412
                                                                 -----------   -----------
Net interest income                                                8,095,553     7,647,073
Provision for loan losses                             1 and 4         40,000       103,661
                                                                 -----------   -----------

Net interest income after provision for loan losses                8,055,553     7,543,412
                                                                 -----------   -----------
Non-interest income:
     Fees and service charges                                        481,252       244,657
     Gain on sales and calls of investments                           99,246            --
     Gain on sale of loans                                            30,186            --
     Miscellaneous                                                   405,537       158,011
                                                                 -----------   -----------
          Total non-interest income                                1,016,221       402,668
                                                                 -----------   -----------
Non-interest expenses:
     Salaries and employee benefits                     11         3,508,848     2,814,802
     Net occupancy expense of premises                1 and 9      1,028,313       859,996
     Equipment                                           1           840,226       677,992
     Advertising                                                     249,288       398,910
     Federal insurance premium                                        44,031        44,452
     Loss from foreclosed real estate                    1                --        23,392
     Miscellaneous                                                 1,634,818     1,405,470
                                                                 -----------   -----------
          Total non-interest expenses                              7,305,524     6,225,014
                                                                 -----------   -----------
Income before income taxes                                         1,766,250     1,721,066
Income taxes                                          1 and 12       621,719       626,662
                                                                 -----------   -----------

Net income                                                       $ 1,144,531   $ 1,094,404
                                                                 ===========   ===========

Net income per common share:                          1 and 17
     Basic                                                          $0.35         $0.32
     Diluted                                                        $0.35         $0.32

Weighted average number common shares
  outstanding:                                        1 and 17
     Basic                                                         3,274,159     3,452,252
     Diluted                                                       3,289,574     3,453,277

See notes to consolidated financial statements.


                                                                              4.

                     LIBERTY BANCORP, INC. AND SUBSIDIARIES
                 CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
                 -----------------------------------------------

                                                        Year Ended December 31,
                                                       -------------------------
                                                          2001           2000
                                                       -----------    ----------

Net income                                             $ 1,144,531    $1,094,404
                                                       -----------    ----------

Other comprehensive income, net of income taxes:
Unrealized holding gains on securities
  available for sale, net of income taxes
  of $303,480, and $253,289, respectively                  519,201       431,278

Reclassification adjustments for realized
  gains on securities available for sale, net of
  income tax of $32,218 in 2001                            (57,325)           --
                                                       -----------    ----------

Other comprehensive income                                 461,876       431,278
                                                       -----------    ----------

Comprehensive income                                   $ 1,606,407    $1,525,682
                                                       ===========    ==========

See notes to consolidated financial statements.


                                                                              5.

                     LIBERTY BANCORP, INC. AND SUBSIDIARIES
           CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
           ----------------------------------------------------------

                                                                                   Retained                   Recognition
                                                                    Additional     earnings -     Unearned        and
                                                         Common      Paid-In     Substantially      ESOP       Retention
                                                         Stock       Capital       Restricted      Shares        Plan
                                                       ----------  ------------   ------------   -----------   ---------
Balance - December 31, 1999                            $3,901,375  $ 13,796,320   $ 18,695,283   $(1,246,874)  $      --

Unamortized balance of common stock acquired by RRP            --            --             --            --    (419,524)

Net income for the year ended December 31, 2000                --            --      1,094,404            --          --

Dividends declared                                             --            --       (245,792)           --          --

ESOP shares committed to be released                           --       (38,510)            --       146,691          --

Amortization of common stock acquired by RRP                   --            --             --            --      96,279

Purchase of 72,930 shares of treasury stock                    --            --             --            --          --

Unrealized gain on securities available for sale, net
  of income tax                                                --            --             --            --          --
                                                       ----------  ------------   ------------   -----------   ---------

Balance - December 31, 2000                             3,901,375    13,757,810     19,543,895    (1,100,183)   (323,245)

Net income for the year ended December 31, 2001                --            --      1,144,531            --          --

Dividends declared                                             --            --       (140,569)           --          --

ESOP shares committed to be released                           --        14,761             --       146,692          --

Amortization of common stock acquired by RRP                   --            --             --            --      96,000

Purchases of 281,327 shares of treasury stock                  --            --             --            --          --

Unrealized gain on securities available for sale, net
  of income tax                                                --            --             --            --          --
                                                       ----------  ------------   ------------   -----------   ---------

Balance - December 31, 2001                            $3,901,375  $ 13,772,571   $ 20,547,857   $  (953,491)  $(227,245)
                                                       ==========  ============   ============   ===========   =========
                                                                   Accumulated
                                                                      Other
                                                                     Compre-          Total
                                                         Treasury    hensive      Stockholders'
                                                          Stock       Income         Equity
                                                       -----------  -----------   ------------
Balance - December 31, 1999                            $(2,849,415)  $(348,745)  $ 31,947,944

Unamortized balance of common stock acquired by RRP             --          --       (419,524)

Net income for the year ended December 31, 2000                 --          --      1,094,404

Dividends declared                                              --          --       (245,792)

ESOP shares committed to be released                            --          --        108,181

Amortization of common stock acquired by RRP                    --          --         96,279

Purchase of 72,930 shares of treasury stock               (486,527)         --       (486,527)

Unrealized gain on securities available for sale, net
  of income tax                                                 --     431,278        431,278
                                                       -----------   ---------   ------------

Balance - December 31, 2000                             (3,335,942)     82,533     32,526,243

Net income for the year ended December 31, 2001                 --          --      1,144,531

Dividends declared                                              --          --       (140,569)

ESOP shares committed to be released                            --          --        161,453

Amortization of common stock acquired by RRP                    --          --         96,000

Purchases of 281,327 shares of treasury stock           (2,944,025)         --     (2,944,025)

Unrealized gain on securities available for sale, net
  of income tax                                                 --     461,876        461,876
                                                       -----------   ---------   ------------

Balance - December 31, 2001                            $(6,279,967)  $ 544,409   $ 31,305,509
                                                       ===========   =========   ============

See notes to consolidated financial statements.

                                                                              6.

                     LIBERTY BANCORP, INC. AND SUBSIDIARIES
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                      -------------------------------------

                                                                       Year Ended December 31,
                                                                    ----------------------------
                                                                        2001            2000
                                                                    -------------   ------------
Cash flows from operating activities:
      Net income                                                    $   1,144,531   $  1,094,404
      Adjustments to reconcile net income to net cash
        provided by operating activities:
           Deferred income taxes (benefit)                               (160,864)      (115,455)
           Depreciation and amortization of premises and equipment        570,595        471,346
           Amortization of premiums, net of accretion of discounts
             and deferred loan fees                                       469,772         76,404
           Provision for loan losses                                       40,000        103,661
           Loss on sale of foreclosed real estate                              --         15,222
           Gain on sale of securities available for sale                  (89,543)            --
           Gain on calls of investment securities held to maturity         (9,703)            --
           Gain on sale of loans held for sale                            (30,186)            --
           Loans originated for sale                                   (6,587,612)            --
           Proceeds from sale of loans held for sale                    6,266,086             --
           (Increase) in accrued interest receivable                      (13,129)      (181,694)
           Decrease (increase) in other assets                             77,795        (30,434)
           Increase (decrease) in other liabilities                       567,495       (313,505)
           ESOP shares committed to be released                           161,453        108,181
           RRP expense                                                     96,000         96,279
                                                                    -------------   ------------

                      Net cash provided by operations                   2,502,690      1,324,409
                                                                    -------------   ------------

Cash flows from investing activities:
      Purchases of securities available for sale                     (116,797,676)            --
      Principal repayments on securities available for sale            35,405,390     10,735,788
      Proceeds from sale of securities available for sale              13,708,756             --
      Proceeds from calls of securities held to maturity               18,500,000             --
      Net change in loans receivable                                   21,098,520    (16,317,728)
      Net additions to premises and equipment                            (262,465)    (1,791,831)
      Proceeds from sale of foreclosed real estate                             --         65,000
      Purchase of Federal Home Loan Board of New York stock              (179,900)            --
                                                                    -------------   ------------

                      Net cash (used in) investing activities         (28,527,375)    (7,308,771)
                                                                    -------------   ------------

Cash flows from financing activities:
      Increase in deposits                                             34,042,151      3,076,782
      (Decrease) increase in short-term borrowings                    (15,800,000)     5,000,000
      Proceeds of long-term borrowings                                 14,000,000             --
      Repayment of capitalized lease obligation                           (12,946)        (8,265)
      (Decrease) increase in advance payments by borrowers
        for taxes and insurance                                          (146,943)       182,611
      Dividends paid                                                     (140,569)      (338,840)
      Treasury stock purchased                                         (2,944,025)      (486,527)
      Common stock acquired by RRP                                             --       (496,747)
                                                                    -------------   ------------

                      Net cash provided by financing activities        28,997,668      6,929,014
                                                                    -------------   ------------

Net increase in cash and cash equivalents                               2,972,983        944,652
Cash and cash equivalents - beginning                                   4,556,949      3,612,297
                                                                    -------------   ------------

Cash and cash equivalents - ending                                  $   7,529,932   $  4,556,949
                                                                    =============   ============

See notes to consolidated financial statements.


                                                                              7.

                     LIBERTY BANCORP, INC. AND SUBSIDIARIES
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                      -------------------------------------

                                                         Year Ended December 31,
                                                        ------------------------
                                                           2001         2000
                                                        -----------  -----------
Supplemental disclosure of cash flow information:
     Cash paid during the year for:
           Interest                                     $12,756,174  $12,312,736
                                                        ===========  ===========

           Income taxes                                 $   631,753  $   767,383
                                                        ===========  ===========

See notes to consolidated financial statements.


                                                                              8.

                     LIBERTY BANCORP, INC. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                   ------------------------------------------

1.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
-----------------------------------------------

     BASIS OF FINANCIAL STATEMENT PRESENTATION

     The consolidated financial statements include the accounts of the Company and its wholly own subsidiaries, Liberty Bank ("Bank") and Axia Financial Corporation ("Subsidiary"), and have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP"). All significant intercompany accounts and transactions have been eliminated in consolidation.

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


                                                                              9.

                     LIBERTY BANCORP, INC. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                   ------------------------------------------

1.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont'd.)
---------------------------------------------------------

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

     LOANS HELD FOR SALE

     Mortgage loans originated and intended for sale in the secondary market are carried at the lower of cost or estimated market value in the aggregate. Net unrealized losses, if any, are recognized through a valuation allowance by charges to income.

     LOANS RECEIVABLE

     Loans receivable are stated at unpaid principal balances, less the allowance for loan losses and net deferred loan origination costs and discounts.

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


                                                                             10.

                     LIBERTY BANCORP, INC. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                   ------------------------------------------

1.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONT'D.)
---------------------------------------------------------

     ALLOWANCE FOR LOAN LOSSES (CONT'D.)

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

     PREMISES AND EQUIPMENT

     Premises and equipment are comprised of land, at cost, and buildings, building improvements, furniture and equipment and leasehold improvements, at cost, less accumulated depreciation and amortization. Depreciation and amortization are provided utilizing the straight-line method over the estimated useful lives of the assets or lease terms, whichever is shorter. Property under capital leases is amortized over the lease terms.

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


                                                                             11.

                     LIBERTY BANCORP, INC. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                   ------------------------------------------

1.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONT'D.)
---------------------------------------------------------

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


                                                                             12.

                     LIBERTY BANCORP, INC. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                   ------------------------------------------

1.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONT'D.)
---------------------------------------------------------

     NET INCOME PER COMMON SHARE

     Basic and diluted net income per common share were computed by dividing net income by the weighted average number of shares of common stock outstanding, adjusted for unearned shares of the ESOP. Diluted net income per share includes the dilutive effect of stock options outstanding calculated using the treasury stock method.

     IMPACT OF NEW ACCOUNTING STANDARDS

     In June 2001, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 141, "Business Combinations", and SFAS No. 142, "Goodwill and Other Intangible Assets." SFAS No. 141 applies to all business combinations completed after June 30, 2001 and requires the use of the purchase method of accounting. SFAS No. 141 also establishes new criteria for determining whether intangible assets should be recognized separately from goodwill. SFAS No. 142 provides that goodwill and intangible assets with indefinite lives will not be amortized, but rather will be tested for impairment on at least an annual basis. The adoption of SFAS No. 142 on January 1, 2002, did not have a material impact on the Company's consolidated financial statements.

     In August 2001, the FASB issued SFAS No. 144, "Accounting for the impairment of Disposal of Long-Lived Assets.". This standard sets forth the accounting for the impairment of long-lived assets, whether they are held and used or are disposed of by sale or other means. It also broadens and modifies the presentation of discontinued operations. The standard is effective for the Company's fiscal year 2002 and its provisions are generally to be applied prospectively. The adoption of SFAS No. 144 did not have a material impact on the Company's consolidated financial statements.

     RECLASSIFICATION

     Certain amounts for the year ended December 31, 2000 have been reclassified to conform to the current year's presentation.

2.   STOCKHOLDERS' EQUITY
-------------------------

At the time of the reorganization of the Bank, the Company issued 2,067,729 shares of common stock to Liberty Bancorp MHC ("MHC"), a mutual holding company. At December 31, 2001, MHC owns 63.3% of the outstanding common stock of the Company. During the years ended December 31, 2001 and 2000, the MHC waived its right to receive its share of common stock dividends declared by the Company in the amount of $248,127 and $113,725, respectively. The Office of Thrift Supervision (the "OTS") requires that retained earnings be restricted by the amount of such waived dividends. Such restricted amounts at December 31, 2001 and 2000, aggregated $403,207 and $155,080, respectively.

During the years ended December 31, 2001 and 2000, the Company repurchased, in the open market, 281,327 and 72,930 shares of its common stock at an aggregated cost of $2,944,025 and $486,527, respectively. These repurchases are reflected as treasury stock in the consolidated statements of financial condition.


                                                                             13.

                     LIBERTY BANCORP, INC. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                   ------------------------------------------

2.   STOCKHOLDERS' EQUITY (CONT'D.)
-----------------------------------

In addition to the 20,000,000 authorized shares of Common Stock, the Company has 10,000,000 authorized shares of preferred stock with a par value of $1.00 per share (the "Preferred Stock"). The Board of Directors is authorized, subject to any limitations by law, to provide for the issuance of the shares of Preferred Stock in series, to establish from time to time the number of shares to be included in each such series, and to fix the designation, powers, preferences, and rights of the shares of each such series and any qualifications, limitations or restriction thereof. As of December 31, 2001 and 2000, there were no shares of Preferred Stock issued.

3.   SECURITIES
---------------

                                                             December 31, 2001
                                              --------------------------------------------------
                                                              Gross Unrealized
                                               Amortized    ----------------------      Fair
                                                  Cost       Gains       Losses         Value
                                              ------------  --------  ------------  ------------
AVAILABLE FOR SALE
Mortgage-backed securities:
      Due within one year                     $    609,877  $ 10,305  $         --  $    620,182
      Due after ten years                      105,010,712   983,314       129,477   105,864,549
                                              ------------  --------  ------------  ------------

                                              $105,620,589  $993,619  $    129,477  $106,484,731
                                              ============  ========  ============  ============

HELD TO MATURITY
U.S. Government Agencies obligations:
      Due within one year                     $  1,000,000  $     --  $         --  $  1,000,000
                                              ============  ========  ============  ============

                                                             December 31, 2000
                                              --------------------------------------------------
                                                              Gross Unrealized
                                               Amortized    ----------------------      Fair
                                                  Cost       Gains       Losses         Value
                                              ------------  --------  ------------  ------------
AVAILABLE FOR SALE
Mortgage-backed securities:
      Due in one year or less                 $  1,080,027  $     --  $        694  $  1,079,333
      Due after ten years                       37,322,398   282,561       150,863    37,454,096
                                              ------------  --------  ------------  ------------

                                              $ 38,402,425  $282,561  $    151,557  $ 38,533,429
                                              ============  ========  ============  ============

HELD TO MATURITY
U.S. Government Agencies obligations:
      Due after one year through five years   $ 10,688,902  $  3,639  $     24,550  $ 10,667,991
      Due after five years through ten years     8,795,681        --        72,536     8,723,145
                                              ------------  --------  ------------  ------------

                                              $ 19,484,583  $  3,639  $     97,086  $ 19,391,136
                                              ============  ========  ============  ============

The amortized cost and carrying value of securities at December 31, 2001 and 2000, are shown above by contractual final maturity. Actual maturities will differ from contractual final maturities due to scheduled monthly payments related to mortgage-backed securities and due to the borrowers having the right to call or prepay obligations with or without call or prepayment penalties.


                                                                             14.

                     LIBERTY BANCORP, INC. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                   ------------------------------------------

3.   SECURITIES  (CONT'D.)
--------------------------

Proceeds from sales of securities available for sale totalled $13,709,000 resulting in gross gains of $90,000 during the year ended December 31, 2001. There were no sales of securities held to maturity during the year ended December 31, 2001, and no sales of securities available for sale or held to maturity during the year ended December 31, 2000.

Securities available for sale with a carrying value of approximately $68,000 and $80,000 at December 31, 2001 and 2000, respectively, were pledged to secure public funds.

4.  LOANS RECEIVABLE

                                                          December 31,
                                                  -----------------------------
                                                       2001            2000
                                                  -------------   -------------
Real estate mortgage:
       One-to-four family                         $ 146,827,670   $ 171,734,208
       Multi-family                                   6,595,788       5,559,630
       Commercial                                    24,739,026      22,807,951
                                                  -------------   -------------

                                                    178,162,484     200,101,789
                                                  -------------   -------------

Consumer:
       Home equity loans                             19,748,759      18,605,355
       Other                                            363,535         203,842
                                                  -------------   -------------

                                                     20,112,294      18,809,197
                                                  -------------   -------------

              Total loans                           198,274,778     218,910,986
                                                  -------------   -------------

Less:
       Allowance for loan losses                        926,030         886,030
       Deferred loan fees (costs) and discounts        (218,934)       (250,111)
                                                  -------------   -------------

                                                        707,096         635,919
                                                  -------------   -------------

                                                  $ 197,567,682   $ 218,275,067
                                                  =============   =============

At December 31, 2001 and 2000, loans receivable includes one-to-four family mortgage loans held for sale in the amount of $351,712 and $ -0- , respectively.


                                                                             15.

                     LIBERTY BANCORP, INC. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                   ------------------------------------------

4.  LOANS RECEIVABLE  (CONT'D.)
-------------------------------

The Bank has granted loans to its officers and directors and to their associates. Related party loans are made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with unrelated persons and do not involve more than normal risk of collectibility. Activity in such loans is as follows:

                                                       Year Ended December 31,
                                                     --------------------------
                                                         2001           2000
                                                     -----------    -----------
                                                          (In Thousands)

        Balance - beginning                          $       234    $       414
        Loans no longer associated                            --           (176)
        Repayments                                            (6)            (4)
                                                     -----------    -----------

        Balance - ending                             $       228    $       234
                                                     ===========    ===========

Nonaccrual loans totalled approximately $658,000 and $191,000 at December 31, 2001 and 2000, respectively. Interest income on these loans, which is recorded only when collected, amounted to approximately $28,000 and $12,000 for the years ended December 31, 2001 and 2000, respectively. Had these loans been performing in accordance with their original terms, interest income for the years ended December 31, 2001 and 2000, would have been approximately $47,000 and $19,000, respectively. The Bank is not committed to lend additional funds to the borrowers whose loans have been placed on nonaccrual status.

The activity in allowance for loan losses follows:


                                                       Year Ended December 31,
                                                     --------------------------
                                                         2001           2000
                                                     -----------    -----------

Balance - beginning                                  $   886,030    $   787,961
Provisions charged to operations                          40,000        103,661
Loans charged off, net of recoveries                          --         (5,592)
                                                     -----------    -----------

Balance - ending                                     $   926,030    $   886,030
                                                     ===========    ===========


                                                                             16.

                     LIBERTY BANCORP, INC. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                   ------------------------------------------

4.   LOANS RECEIVABLE (CONT'D.)
-------------------------------

Impaired loans and related amounts recorded in allowance for loan loss as of December 31, 2001 are summarized as follows. No loans were classified as impaired at or during the year ended December 31, 2000.

Recorded investment in impaired loans:
       With recorded allowance                                          $100,302
       Without recorded allowances                                       409,569
                                                                        --------

              Total impaired loans                                       509,871

       Related allowance for loans losses                                 75,300
                                                                        --------

              Net impaired loans                                        $434,571
                                                                        ========

For the year ended December 31, 2001, the average recorded investment in impaired loans totalled $417,000. During the year ended December 31, 2001, interest income of $28,000, all on cash basis, was recognized on such loans during the time each loan was impaired.

5.   PREMISES AND EQUIPMENT
---------------------------

                                                       Year Ended December 31,
                                                     --------------------------
                                                         2001           2000
                                                     -----------    -----------

Land                                                 $   181,386    $   181,386
Buildings and improvements                               628,179        628,179
Capital leases                                         2,600,000      2,600,000
Leasehold improvements                                 3,022,294      2,375,248
Furniture and equipment                                2,478,569      2,167,088
Improvements and equipment for future office                  --        711,279
                                                     -----------    -----------

                                                       8,910,428      8,663,180
Less accumulated depreciation and amortization         3,031,034      2,475,656
                                                     -----------    -----------

                                                     $ 5,879,394    $ 6,187,524
                                                     ===========    ===========


                                                                             17.

                     LIBERTY BANCORP, INC. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                   ------------------------------------------

5.   PREMISES AND EQUIPMENT (CONT'D.)
-------------------------------------

Assets recorded under capital leases include the following:

                                                          December 31,
                                                 ------------------------------
                                                     2001               2000
                                                 -----------        -----------

Land and building                                $ 2,600,000        $ 2,600,000
Less accumulated amortization                       (409,462)          (264,946)
                                                 -----------        -----------

Net capital lease assets                         $ 2,190,538        $ 2,335,054
                                                 ===========        ===========

6.   INTEREST RECEIVABLE
------------------------

                                                              December 31,
                                                        ------------------------
                                                           2001          2000
                                                        ----------    ----------
Loans, net of allowance for uncollected
 interest of $32,308 (2001) and $13,833 (2000)          $  978,003    $1,100,331
Securities                                                 756,152       620,695
                                                        ----------    ----------
                                                        $1,734,155    $1,721,026
                                                        ==========    ==========

7.  DEPOSITS
------------

                                                          December 31,
                                     ----------------------------------------------------------
                                              2001                            2000
                                     -------------------------      ---------------------------
                                     Weighted                       Weighted
                                      Average                        Average
                                       Rate          Amount            Rate           Amount
                                     --------     ------------      --------       ------------
Demand accounts:
    Non-interest bearing                --        $  7,397,993           --        $  6,227,618
    Money Market                      2.53%          1,963,894         2.83%          1,945,817
    NOW                               1.15%         17,182,164         1.59%         12,081,411
Savings and club                      2.03%         64,080,600         3.00%         49,982,189
Certificates of deposit               4.47%        167,026,829         5.86%        153,372,294
                                                  ------------                     ------------
                                      3.49%       $257,651,480         4.80%       $223,609,329
                                                  ============                     ============


                                                                             18.

                     LIBERTY BANCORP, INC. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                   ------------------------------------------

7.  DEPOSITS (Cont'd.)
------------

The scheduled maturities of certificates of deposit are as follows:

                                                          December 31,
                                                       -------------------
                                                         2001       2000
                                                       --------   --------
                                                          (In Thousands)

                One year or less                       $107,514   $118,806
                After one through three years            57,252     34,288
                After three years                         2,261        278
                                                       --------   --------

                                                       $167,027   $153,372
                                                       ========   ========

At December 31, 2001 and 2000, certificates of deposit of $100,000 or more totalled approximately $18,637,000 and $14,651,000, respectively.

Interest expense on deposits consists of the following:

                                                                 Year Ended December 31,
                                                                ------------------------
                                                                    2001         2000
                                                                -----------   ----------
                Money Market                                    $    51,805   $   60,069
                NOW                                                 218,937      163,974
                Savings and club                                  1,354,126    1,438,900
                Certificates of deposit                           9,273,725    8,191,044
                                                                -----------   ----------

                                                                 10,898,593    9,853,987
                Less penalties for
                 early withdrawal of certificates of deposits        34,858       46,037
                                                                -----------   ----------

                                                                $10,863,735   $9,807,950
                                                                ===========   ==========


                                                                             19.

                     LIBERTY BANCORP, INC. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                   ------------------------------------------

8.   BORROWINGS
---------------

Information concerning securities sold under agreements to repurchase is summarized as follows:

                                                                                  December 31,
                                                                  Interest  -------------------------
                    Lender                   Maturity               Rate        2001         2000
--------------------------------------  --------------------      --------  -----------   -----------
Federal Home Loan Bank of New York      January 22, 2001            6.49%   $        --   $24,000,000
Federal Home Loan Bank of New York      February 22, 2002           5.02%     7,000,000            --
Federal Home Loan Bank of New York      April 25, 2002              4.27%     4,000,000            --
Federal Home Loan Bank of New York      February 27, 2003           4.93%     5,000,000            --
Federal Home Loan Bank of New York      March 26, 2003              4.72%     3,000,000            --
                                                                            -----------   -----------

                                                                            $19,000,000   $24,000,000
                                                                            ===========   ===========

                                                           December 31,
                                                     --------------------------
                                                        2001           2000
                                                     -----------    -----------

         Average balance during the year             $25,501,000    $28,150,000
         Average interest rate during the year              4.68%          6.40%
         Maximum month end balance                   $38,500,000    $31,800,000

         Securities underlying the
           agreement at year end
                Carrying value                       $18,510,000    $25,629,000
                Fair value                           $18,976,000    $25,546,000


Information regarding advances from the Federal Home Loan Bank of New York ("FHLB") is summarized as follows:

                                                             December 31,
                               Interest               --------------------------
      Maturity                   Rate                    2001            2000
----------------------         --------               ----------      ----------
January 22, 2001                 6.66%                $       --      $5,800,000
January 22, 2002                 5.25%                 3,000,000              --
January 6, 2003                  5.31%                 6,000,000              --
                                                      ----------      ----------
                                                      $9,000,000      $5,800,000
                                                      ==========      ==========

The FHLB advances are secured by stock of the FHLB in the amount of $2,535,000 and $2,355,100 and a blanket assignment of mortgages at December 31, 2001 and 2000, respectively.

The Bank also has an available line of credit with the FHLB subject to terms and conditions of the lender's overnight advance program, in the amount of $16,628,250 and $23,176,600 at December 31, 2001 and 2000, respectively.
Advances under this line of credit, which expires on December 3, 2002, are made for one day periods only.


                                                                             20.

                     LIBERTY BANCORP, INC. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                   ------------------------------------------

9.   LEASE COMMITMENTS
----------------------

The Bank leases certain branches and the land on which the main office is constructed. The leases generally provide for the leasee to pay taxes, maintenance, insurance and certain other operating costs of the leased property. The leases on most of the properties contain renewal provisions.

The following is a summary of future minimum payments under capitalized leases and under operating leases that have initial or remaining noncancelable terms in excess of one year at December 31, 2001:

                                                            Capitalized       Operating
                                                               Leases           Leases
                                                            -----------       ---------
                                                                   (In Thousands)
YEAR ENDING DECEMBER 31,
      2002                                                     $   288          $  290
      2003                                                         297             263
      2004                                                         306             263
      2005                                                         315             277
      2006                                                         324             265
      2007 and thereafter                                        3,957           5,283
                                                               -------          ------

      Total minimum net lease payments                           5,487          $6,641
                                                                                ======

      Imputed interest                                          (2,899)

      Accrued interest included in other liabilities               (13)
                                                               -------

      Present value of minimum capitalized lease payments      $ 2,575
                                                               =======

Rentals, including related expenses, under long-term operating leases for certain branch offices amounted to approximately $412,000 and $330,000 for the years ended December 31, 2001 and 2000, respectively.

10.  REGULATORY CAPITAL
-----------------------

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


                                                                             21.

                     LIBERTY BANCORP, INC. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                   ------------------------------------------

10.  REGULATORY CAPITAL (CONT'D.)
---------------------------------

Quantitative measures established by regulation to ensure capital adequacy require the Bank to maintain minimum amounts and ratios of Total and Tier 1 capital (as defined in the regulations) to risk-weighted assets (as defined), and of Tier 1 capital to adjusted total assets (as defined). The following tables present a reconciliation of capital per GAAP and regulatory capital and information as to the Bank's capital levels at the dates presented:

                                                               December 31,
                                                           --------------------
                                                             2001        2000
                                                           --------    --------
                                                               (In Thousands)

GAAP capital                                               $ 29,088    $ 27,267
Less: unrealized (gain) on securities
           available for sale                                  (544)        (83)
                                                           --------    --------

Core and tangible capital                                    28,544      27,184
Add: loan valuation allowance                                   851         886
                                                           --------    --------

          Total regulatory capital                         $ 29,395    $ 28,070
                                                           ========    ========

                                                   December 31, 2001
                               --------------------------------------------------------------
                                                                               To Be Well
                                                                              Capitalized
                                                                              Under Prompt
                                                     Minimum Capital           Corrective
                                    Actual             Requirements        Actions Provisions
                               ------------------    ------------------    ------------------
                               Amount       Ratio    Amount       Ratio    Amount       Ratio
                               -------      -----    -------      -----    -------      -----
                                                  (Dollars in Thousands)
Total Capital
  (to risk-weighted assets)    $29,395      19.83%   $11,856       8.00%   $14,820      10.00%

Tier 1 Capital
  (to risk-weighted assets)     28,544      19.26%        --         --      8,892       6.00%

Core (Tier 1) Capital
  (to adjusted total assets)    28,544       8.88%    12,862       4.00%    16,078       5.00%

Tangible Capital
  (to adjusted total assets)    28,544       8.88%     4,823       1.50%        --         --


                                                                             22.

                     LIBERTY BANCORP, INC. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                   ------------------------------------------

10.  REGULATORY CAPITAL  (CONT'D.)
----------------------------------

                                                   December 31, 2000
                               --------------------------------------------------------------
                                                                               To Be Well
                                                                              Capitalized
                                                                              Under Prompt
                                                     Minimum Capital           Corrective
                                    Actual             Requirements        Actions Provisions
                               ------------------    ------------------    ------------------
                               Amount       Ratio    Amount       Ratio    Amount       Ratio
                               -------      -----    -------      -----    -------      -----
                                                  (Dollars in Thousands)
Total Capital
  (to risk-weighted assets)    $28,070      19.76%   $11,364       8.00%   $14,205      10.00%

Tier 1 Capital
  (to risk-weighted assets)     27,184      19.14%        --         --      8,523       6.00%

Core (Tier 1) Capital
  (to adjusted total assets)    27,184       9.43%    11,531       4.00%    14,414       5.00%

Tangible Capital
  (to adjusted total assets)    27,184       9.43%     4,324       1.50%        --         --

As of the most recent notification from the OTS, the Bank was categorized as well capitalized under the regulatory framework for prompt corrective action. There are no conditions existing or events which have occurred since notification that management believes have changed the institution's category.

Dividend payments to the Company by the Bank are subject to the profitability of the Bank and applicable regulations. The Bank did not pay any dividends to the Company during the years ended December 31, 2001 and 2000.

11.  BENEFIT PLANS
------------------

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


                                                                             23.

                     LIBERTY BANCORP, INC. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                   ------------------------------------------

11.  BENEFIT PLANS (CONT'D.)
----------------------------

RETIREMENT PLAN  (CONT'D.)

Plan assets were comprised primarily of stocks, bonds, mutual funds and bank deposits. The following tables set forth the plan's funded status and components of net periodic pension cost:

                                                                    December 31,
                                                                       2000
                                                                   -----------

Projected benefit obligation - beginning                           $ 1,221,745
      Interest cost                                                     82,242
      Actuarial loss                                                   133,270
      Settlements                                                   (1,437,257)
                                                                   -----------

Projected benefit obligation - ending                                       --
                                                                   -----------

Plan assets at fair value - beginning                                1,239,752
      Actual return on plan assets                                      66,471
      Employer contribution                                            131,034
      Settlements                                                   (1,437,257)
                                                                   -----------

Plan assets at fair value - ending                                 $        --
                                                                   ===========

Net periodic pension cost for the plan included the following components:

                                                                     Year Ended
                                                                    December 31,
                                                                        2000
                                                                    ------------

Interest cost                                                         $ 82,242
Return on plan assets                                                  (76,565)
Settlement charge                                                       64,862
                                                                      --------

Net periodic pension cost
 included in salaries and employee benefits                           $ 70,539
                                                                      ========

A discount rate of 6% was utilized in the Plan valuation for the year ended December 31, 2000.


                                                                             24.

                     LIBERTY BANCORP, INC. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                   ------------------------------------------

11.  BENEFIT PLANS  (CONT'D.)
-----------------------------

POSTRETIREMENT BENEFITS

Postretirement benefits offered by the Bank include health care and life insurance coverage and are provided to all employees retiring after the attainment of age 60 and fifteen years of service. The plan is unfunded. The following tables set forth the plan's funded status and components of postretirement benefit costs:

                                                                December 31,
                                                           ----------------------
                                                              2001         2000
                                                           ---------    ---------
Accumulated postretirement benefit
    obligation - beginning                                 $ 418,277    $ 383,087
         Service cost                                         15,385       10,431
         Interest cost                                        32,859       22,610
         Actuarial loss                                      260,381       12,804
         Premiums/claims paid                                (16,839)     (10,655)
                                                           ---------    ---------

Accumulated postretirement benefit
    obligation - ending (includes benefit obligation for
      retirees and dependents of $303,099 and
      $193,541, respectively                                 710,063      418,277
         Employer contribution                                16,839       10,655
         Premium paid                                        (16,839)     (10,655)
                                                           ---------    ---------

Accumulated and unfunded postretirement
    benefit obligation                                       710,063      418,277
         Unrecognized transition obligation                 (328,688)    (353,494)
         Unrecognized (loss) gain                            (11,229)     263,950
                                                           ---------    ---------

Accrued expense included in other liabilities              $ 370,146    $ 328,733
                                                           =========    =========


                                                                             25.

                     LIBERTY BANCORP, INC. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                   ------------------------------------------

11.  BENEFIT PLANS (CONT'D.)
----------------------------

POSTRETIREMENT BENEFITS (CONT'D.)

The following table sets forth the components of net periodic postretirement benefits costs:

                                                         Year Ended December 31,
                                                         ----------------------
                                                            2001          2000
                                                         --------      --------

        Service cost                                     $ 15,385      $ 10,431
        Interest cost                                      32,859        22,610
        Amortization of transition obligation              24,806        18,605
        Amortization of unrecognized gain                 (14,798)      (11,987)
                                                         --------      --------

        Net postretirement benefit cost included in
          compensation and employee benefits             $ 58,252      $ 39,659
                                                         ========      ========

Assumptions used in accounting for the plan are as follows:

                                                         Year Ended December 31,
                                                         ----------------------
                                                           2001            2000
                                                         -------         -------

        Discount rate                                      8.00%           8.00%
        Rate of increase in compensation                   5.50%           5.50%

For the years ended December 31, 2001 and 2000, a medical cost trend rate of 6.50%, decreasing 0.5% per year thereafter until an ultimate rate of 5.0% is reached, was used in the plan's valuation. Increasing the assumed medical cost trend by one percent in each year would increase the accumulated postretirement benefit obligation as of December 31, 2001 and 2000, by $102,000 and $54,000, respectively, and the aggregate of the service and interest components of net periodic postretirement benefit cost for the years ended December 31, 2001 and 2000, by $8,000 and $5,000, respectively. Decreasing the assumed medical cost trend by one percent in each year would decrease the accumulated postretirement benefit obligation as of December 31, 2001 and 2000, by $83,000 and $44,000, respectively, and the aggregate of the service and interest components of net periodic postretirement benefit cost for the years ended December 31, 2001 and 2000, by $6,000 and $4,000, respectively.

ESOP

The Company sponsors an ESOP covering all eligible employees. The ESOP used $1,466,910 of proceeds from a term loan from the Company to purchase 146,691 shares of Company common stock. The term loan from the Company to the ESOP is payable over 10 years, maturing in 2008. Interest on the term loan is assessed at the prime rate. The Bank has and intends to continue making discretionary contributions to the ESOP which will be equal to principal and interest payments required from the ESOP on the term loan. Shares purchased with the loan proceeds were initially pledged as collateral for the term loan and are held in a suspense account for future allocation among participants. Contributions to the ESOP and shares released from the suspense account will be allocated among the participants on the basis of compensation, as described by the ESOP, in the year of allocation.


                                                                             26.

                     LIBERTY BANCORP, INC. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                   ------------------------------------------

11.  BENEFIT PLANS (CONT'D.)
----------------------------

ESOP (CONT'D.)

The ESOP is accounted for in accordance with Statement of Position 93-6 "Accounting for Employee Stock Ownership Plans", which was issued by the American Institute of Certified Public Accountants in November 1994. Accordingly, the ESOP shares pledged as collateral are reported as unearned ESOP shares in the consolidated statements of financial condition. As shares are committed to be released from collateral, the Company reports compensation expense equal to the current market price of the shares, and the shares become outstanding for net income per common share computations. Dividends on allocated ESOP shares are recorded as a reduction of retained earnings. Contributions equivalent to dividends on unallocated ESOP shares are recorded as a reduction of debt. ESOP compensation expense was $161,000 and $108,000 for the years ended December 31, 2001 and 2000, respectively.

The ESOP shares are summarized as follows:

                                                        December 31,
                                                 --------------------------
                                                    2001            2000
                                                 ----------        --------

        Allocated shares                             51,342          36,673
        Unreleased shares                            95,349         110,018
                                                 ----------        --------

                                                    146,691         146,691
                                                 ==========        ========

        Fair value of unreleased shares          $1,239,537        $962,658
                                                 ==========        ========

RECOGNITION AND RETENTION PLAN

The Bank established the 1999 Recognition and Retention Plan ("RRP") to provide key employees and non-employee directors of the Bank and their affiliates with proprietary interest in the company in a manner designed to encourage such person to remain with the Bank and its affiliates. During 2000, the Bank contributed $496,747 from available liquid assets to the RRP to enable the trust to acquire 73,345 shares of common stock of the Company in the open market. Under the RRP, awards are granted in the form of common stock held by the RRP trust. The awards vest over a period of time at a rate not to exceed 20% per year beginning one year from the date of grant. During 2000, the Bank awarded 3,000 shares of Company common stock under the RRP and 7,312 shares of common stock previously awarded were forfeited. There were no awards or forfeitures during 2001. At December 31, 2001, 142 shares are available for future grants.

The Bank recorded RRP expense in the amount of $96,000 for each of the years 2001 and 2000, respectively.

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


                                                                             27.

                     LIBERTY BANCORP, INC. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                   ------------------------------------------

11.  BENEFIT PLANS (CONT'D.)
----------------------------

STOCK OPTION PLAN (CONT'D.)

All options granted will be exercisable in the event the optionee terminates employment due to death or disability. The options expire ten years from the date of grant. The Company granted "limited rights" with respect to shares covered by options granted to officers and employees, which enables the optionee, upon a change of control of the Company or the Bank, to elect to receive cash for each option granted, equal to the difference between the exercise price of the option and the fair market value of the common stock on the date of exercise of the limited rights. The following is a summary of activities:

                                                    Weighted
                                                     Average        Range of
                                       Number of   Option Price      Option
                                        Shares      Per Share        Prices
                                        -------    ------------   -------------

        Balance: December 31, 1999      165,148       $10.06         $10.06

        Granted in 2000                   7,500         6.13           6.13

        Forfeited                       (17,486)       10.06          10.06
                                        -------

        Balance: December 31, 2000      155,162         9.87       6.13 - 10.06

        Granted in 2001                  18,858         9.25           9.25

        Forfeited                        (4,372)       10.06          10.06
                                        -------

        Balance: December 31, 2001      169,648       $ 9.80      $6.13 - $10.06
                                        =======

The following table summarizes the Company's stock options outstanding at December 31, 2001:

                    Options Outstanding                            Options Exercisable
-------------------------------------------------------------   ---------------------------
                                     Weighted Average
                               ------------------------------                   Weighted
                                                Remaining                        Average
  Exercise                      Exercise       Contractual                      Exercise
   Prices         Shares          Price        Life (Years)       Shares          Price
-------------   ------------   ------------   ---------------   ------------   ------------
     $ 10.06        143,290        $ 10.06              7.08         57,316        $ 10.06
        9.25         18,858           9.25              9.08          1,500           9.25
        6.13          7,500           6.13              8.17             --             --
                   --------                                         -------

 Total              169,648         $ 9.80              7.35         58,816        $ 10.04
                   ========                                         =======


                                                                             28.

                     LIBERTY BANCORP, INC. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                   ------------------------------------------

11.  BENEFIT PLANS (CONT'D.)
----------------------------

STOCK OPTION PLAN (CONT'D.)

The Company, as permitted by Statement No. 123, recognized compensation cost for stock options granted based on the intrinsic value method instead of the fair value based method. The weighted average fair values of options granted during 2001 and 2000, all of which have exercise prices equal to the market price of the Company's common stock as of the grant date, were estimated using the Black-Sholes option-pricing model. Such fair value and the assumptions used for estimating fair values are as follows:

                                                              GRANT DATE YEAR
                                                           --------------------
                                                             2001        2000
                                                           --------    --------

Weighted average grant - date fair value per share            $2.70       $2.21
Expected common stock dividend yield                          1.30%       1.63%
Expected volatility                                          58.83%      35.22%
Expected option life                                        5 years     5 years
Risk-free interest rate                                       5.14%       6.50%

Had the Company used the fair value based method, net income for the year ended December 31, 2001 and 2000, would have decreased to approximately $1,063,000 and $1,025,000 and net income per share, both basic and diluted, would have been reduced to $0.32 and $0.30, respectively.

SAVINGS INCENTIVE PLAN

The Bank has a savings incentive plan, pursuant to Section 401(k) of the Internal Revenue Code, for all eligible employees of the Bank. Employees may elect to save from 1% to 10% of their eligible compensation, of which the Bank will match up to 4% of eligible compensation. Total savings incentive plan expense for the years ended December 31, 2001 and 2000, was approximately $52,000 and $54,000, respectively.

12.  INCOME TAXES
-----------------

The Bank qualifies as a thrift institution under the provisions of the Internal Revenue Code and, therefore, must calculate its bad debt deduction using either the experience or the specific charge off method. Retained earnings at December 31, 2001, includes approximately $3,009,000 of bad debt deductions for which income taxes have not been provided. If such amount is used for purposes other than for bad debts losses, including distributions in liquidation, it will be subject to income tax at the then current rate.


                                                                             29.

                     LIBERTY BANCORP, INC. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                   ------------------------------------------

12.  INCOME TAXES (CONT'D.)
---------------------------

The components of income taxes are summarized as follows:

                                                      Year Ended December 31,
                                                    ----------------------------
                                                      2001              2000
                                                    ---------         ---------
      Current tax expense:
         Federal income                             $ 728,844         $ 671,797
         State income                                  53,739            70,320
                                                    ---------         ---------

                                                      782,583           742,117
                                                    ---------         ---------

      Deferred tax (benefit):
         Federal income                              (147,633)         (106,014)
         State income                                 (13,231)           (9,441)
                                                    ---------         ---------

                                                     (160,864)         (115,455)
                                                    ---------         ---------

                                                    $ 621,719         $ 626,662
                                                    =========         =========

The following table presents a reconciliation between the reported income taxes and the income taxes which would be computed by applying the normal federal income tax rate of 34% to income before income taxes:

                                                       Year Ended December 31,
                                                       -----------------------
                                                          2001          2000
                                                       ---------      --------

        Federal income tax expense                     $ 600,525      $585,162
        Increases (decreases) in income taxes
          resulting from:
           State income tax,  net of federal income
             tax effect                                   26,735        40,180
           Other items, net                               (5,541)        1,320
                                                       ---------      --------

        Effective income tax                           $ 621,719      $626,662
                                                       =========      ========


                                                                             30.

                     LIBERTY BANCORP, INC. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                   ------------------------------------------

12.  INCOME TAXES (CONT'D.)
---------------------------

The tax effects of existing temporary differences that give rise to significant portions of deferred tax assets and deferred tax liabilities are as follows:

                                                               December 31,
                                                          ---------------------
        DEFERRED TAX ASSETS                                 2001         2000
                                                          --------     --------

        Benefit plans                                     $168,663     $124,058
        Deferred loan fees                                  24,978       32,703
        Uncollected interest                                11,745        5,020
        Allowance for loss on loans                        336,644      321,452
        Capitalized leases                                 144,364       95,770
                                                          --------     --------

                                                           686,394      579,003
                                                          --------     --------
        DEFERRED TAX LIABILITIES

        Unrealized gain on securities available for sale   319,733       48,471
        Depreciation                                       149,215      134,782
        Bad debt deduction in excess of base year          106,584      159,552
        Other                                                   --       14,938
                                                          --------     --------

                                                           575,532      357,743
                                                          --------     --------
        Net deferred tax assets included in other assets  $110,862     $221,260
                                                          ========     ========

13.  COMMITMENTS AND CONTINGENCIES
----------------------------------

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


                                                                             31.

                     LIBERTY BANCORP, INC. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                   ------------------------------------------

13.  COMMITMENTS AND CONTINGENCIES (CONT'D.)
--------------------------------------------

Commitments to purchase securities are contracts for delayed delivery of securities in which the seller agrees to make delivery at a specified future date of a specified instrument, at a specified price or yield. Risks arise from the possible inability of counterparties to meet the terms of their contracts and from movements in securities values and interest rates.

The Bank has the following outstanding commitments to originate loans, all expiring in three months or less:

                                                            December 31,
                                                      --------------------------
                                                         2001            2000
                                                      ----------      ----------

         Mortgage                                     $1,982,000      $2,840,000
         Fixed rate home equity loans                    427,000         724,000
         Home equity credit lines                        997,000         130,000
                                                      ----------      ----------

                                                      $3,406,000      $3,694,000
                                                      ==========      ==========

At December 31, 2001, of the $3,406,000 in commitments to originate loans, $2,409,000 are for loans at fixed interest rates ranging from 5.06% to 7.00%, and $997,000 are for home equity lines at rates ranging from prime plus .5% to prime plus 1%.

At December 31, 2000, of the $3,694,000 in commitments to originate loans, $3,455,000 are for loans at fixed interest rates ranging from 7.125% to 9.50%, $109,000 is for a loan at an adjustable interest rate with an initial rate of 6.375% and $130,000 are for home equity loans at the prime rate plus 1%.

At December 31, 2001 and 2000, outstanding commitments related to unused home equity lines of credit totalled approximately $4,174,000 and $4,968,000, respectively. Commitments under home equity credit line programs represent undisbursed funds from approved lines of credit. Unless specifically cancelled by notice from the Bank, these are firm commitments to the respective borrowers on demand. The lines of credit are secured by one-to-four family residential property owned by the borrowers. The interest rate charged for any month on funds disbursed under the Homeowners' Equity Credit Line Program is within a range from 1% below prime rate and 2.00% above the prime rate as most recently published in The Wall Street Journal prior to the last business day of the month immediately preceding the month in which the billing cycle begins. The interest rate charged under the Preferred Home Equity Credit Line is fixed at 6.49% for one year, and thereafter is adjusted monthly to a rate of 1.00% above the prime rate as discussed above.

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


                                                                             32.

                     LIBERTY BANCORP, INC. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                   ------------------------------------------

14.  FAIR VALUE OF FINANCIAL INSTRUMENTS
----------------------------------------

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

     BORROWINGS

     Fair value is estimated using rates currently offered for liabilities of similar remaining maturities or, when available, quoted market prices.

     COMMITMENTS

     The fair value of loan commitments is estimated using fees currently charged to enter into similar agreements taking into account the remaining terms of the agreements and the present creditworthiness of the counterparties. For fixed rate loan commitments, fair value also considers the difference between current levels of interest and the committed rates.


                                                                             33.

                     LIBERTY BANCORP, INC. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                   ------------------------------------------

14.  FAIR VALUE OF FINANCIAL INSTRUMENTS (CONT'D.)
--------------------------------------------------

The carrying amounts and fair values of financial instruments are as follows:

                                                              December 31,
                                          ----------------------------------------------------
                                                   2001                        2000
                                           -----------------------    ------------------------
                                           Carrying     Estimated     Carrying      Estimated
        FINANCIAL ASSETS                    Amount      Fair Value     Amount       Fair Value
                                           --------     ----------    ---------     ----------
                                                             (In Thousands)
        Cash and cash equivalents          $  7,530      $  7,530      $  4,557      $  4,557
        Securities available for sale       106,485       106,485        38,533        38,533
        Investment securities
          held to maturity                    1,000         1,000        19,485        19,391
        Loans receivable                    197,568       199,479       218,275       218,123
        Interest receivable                   1,734         1,734         1,721         1,721

        FINANCIAL LIABILITIES

        Deposits                            257,651       260,755       223,609       224,901
        Borrowings                           28,000        28,432        29,800        29,800

        COMMITMENTS

        To originate loans                    3,406         3,406         3,694         3,694
        Unused lines of credit                4,174         4,174         4,968         4,968

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


                                                                             34.

                     LIBERTY BANCORP, INC. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                   ------------------------------------------

15.  PARENT ONLY FINANCIAL INFORMATION
--------------------------------------

The Company's primary business is the investment in and operation of its wholly owned subsidiary, the Bank. The earnings of the Bank are recognized by the Company under the equity method of accounting.

      CONDENSED STATEMENTS OF FINANCIAL CONDITION


                                                                   December 31,
                                                            ----------------------------
                                                                2001             2000
                                                            -----------      -----------
        ASSETS

        Cash and cash equivalents                           $   275,387      $   708,430
        Investment securities held to maturity                1,000,000        3,493,802
        Investment in Bank                                   29,088,620       27,266,831
        ESOP loan receivable                                    953,491        1,100,183
        Accrued interest receivable                              15,574           43,567
                                                            -----------      -----------

             Total assets                                   $31,333,072      $32,612,813
                                                            ===========      ===========

        LIABILITIES AND STOCKHOLDERS' EQUITY

        Other liabilities                                        27,563           86,570
        Stockholders' equity                                 31,305,509       32,526,243
                                                            -----------      -----------

            Total liabilities and stockholders' equity      $31,333,072      $32,612,813
                                                            ===========      ===========

                                                                             35.

                     LIBERTY BANCORP, INC. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                   ------------------------------------------

15.   PARENT ONLY FINANCIAL INFORMATION  (CONT'D.)
--------------------------------------------------

      CONDENSED STATEMENTS OF INCOME

                                                                       Year Ended December 31,
                                                                     --------------------------
                                                                        2001            2000
                                                                     ----------      ----------
        Interest                                                     $  158,524      $  321,220
        Equity in earnings of Bank                                    1,102,460       1,009,032
        Gain on calls of investment securities held to maturity           5,469              --
                                                                     ----------      ----------

                                                                      1,266,453       1,330,252

        Expenses                                                        113,517         108,740
                                                                     ----------      ----------

        Income before income taxes                                    1,152,936       1,221,512
        Income taxes                                                      8,405         127,108
                                                                     ----------      ----------

        Net income                                                   $1,144,531      $1,094,404
                                                                     ==========      ==========


                                                                             36.

                     LIBERTY BANCORP, INC. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                   ------------------------------------------

15.  PARENT ONLY FINANCIAL INFORMATION (CONT'D.)
------------------------------------------------

     CONDENSED STATEMENTS OF CASH FLOWS

                                                                        Year Ended December 31,
                                                                     -----------------------------
                                                                         2001              2000
                                                                     -----------       -----------
        CASH FLOWS FROM OPERATING ACTIVITIES

        Net income                                                   $ 1,144,531       $ 1,094,404
        Equity in earnings of Bank                                    (1,102,460)       (1,009,032)
        Accretion of discounts                                              (729)           (4,375)
        Gain on calls of investment securities held to maturity           (5,469)               --
        Decrease in accrued interest receivable                           27,993                --
        (Decrease) increase in other liabilities                         (59,007)           86,570
                                                                     -----------       -----------

           Net cash provided by operating activities                       4,859           167,567
                                                                     -----------       -----------

        CASH FLOWS FROM INVESTING ACTIVITIES

        Proceeds from calls of investment securities held
          to maturity                                                  2,500,000                --
        Decrease in loan receivable from Bank                                 --           947,804
        Repayment of loan receivable from ESOP                           146,692           146,691
                                                                     -----------       -----------

           Net cash provided by investing activities                   2,646,692         1,094,495
                                                                     -----------       -----------

        CASH FLOWS FROM FINANCING ACTIVITIES

        Purchase of treasury stock                                    (2,944,025)         (486,527)
        Dividends paid                                                  (140,569)         (338,840)
                                                                     -----------       -----------

           Net cash (used in) financing activities                    (3,084,594)         (825,367)
                                                                     -----------       -----------

        Net (decrease) increase in cash and cash equivalents            (433,043)          436,695
        Cash and cash equivalents at beginning of period                 708,430           271,735
                                                                     -----------       -----------

        Cash and cash equivalents at end of period                   $   275,387       $   708,430
                                                                     ===========       ===========


                                                                             37.

                     LIBERTY BANCORP, INC. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                   ------------------------------------------

16.  QUARTERLY FINANCIAL DATA (UNAUDITED)
-----------------------------------------

YEAR ENDED DECEMBER 31, 2001

                                        First        Second        Third        Fourth
                                       Quarter       Quarter      Quarter       Quarter
                                       -------       -------      -------       -------
                                             (In Thousands Except Per Share Data)

        Interest income                $5,137        $5,347        $5,366        $5,063
        Interest expense                3,205         3,308         3,334         2,970
                                       ------        ------        ------        ------

           Net interest income          1,932         2,039         2,032         2,093

        Provision for loan losses          40            --            --            --
        Non-interest income               161           215           244           396
        Non-interest expense            1,804         1,818         1,864         1,819
        Income taxes                       71           153           143           255
                                       ------        ------        ------        ------

        Net income                     $  178        $  283        $  269        $  415
                                       ======        ======        ======        ======
        Net income per common
         share: Basic/diluted          $ 0.05        $ 0.09        $ 0.08        $ 0.13
                                       ======        ======        ======        ======

YEAR ENDED DECEMBER 31, 2000

                                        First        Second        Third        Fourth
                                       Quarter       Quarter      Quarter       Quarter
                                       -------       -------      -------       -------
                                             (In Thousands Except Per Share Data)

        Interest income                $4,810        $4,914        $5,040        $5,161
        Interest expense                2,845         2,987         3,163         3,283
                                       ------        ------        ------        ------

           Net interest income          1,965         1,927         1,877         1,878

        Provision for loan losses          30            30            30            14
        Non-interest income                93            99           110           101
        Non-interest expense            1,491         1,545         1,487         1,702
        Income taxes                      190           167           173            97
                                       ------        ------        ------        ------

        Net income                     $  347        $  284        $  297        $  166
                                       ======        ======        ======        ======
        Net income per common
         share: Basic/diluted          $ 0.10        $ 0.08        $ 0.09        $ 0.05
                                       ======        ======        ======        ======


                                                                             38.

                     LIBERTY BANCORP, INC. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                   ------------------------------------------

17.  NET INCOME PER COMMON SHARE
--------------------------------

The following table presents the computation of net income per common share:

                                                                   Year Ended December 31,
                                                                -----------------------------
                                                                   2001              2000
                                                                ----------        ----------
        Net income                                              $1,144,531        $1,094,404
                                                                ==========        ==========

        Calculation of shares:
        Weighted average basic shares outstanding                3,274,159         3,452,252
        Dilutive effect of average stock options outstanding        15,415             1,025
                                                                ----------        ----------

        Weighted average diluted shares outstanding              3,289,574         3,453,277
                                                                ==========        ==========

        Earnings per share:
             Basic                                              $     0.35        $     0.32
                                                                ==========        ==========
             Diluted                                            $     0.35        $     0.32
                                                                ==========        ==========


                                                                             39.